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As filed with the Securities and Exchange Commission on May 20, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Orbitz, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	4700	52-2237052
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification No.)

200 S. Wacker Drive, Suite 1900
Chicago, Illinois 60606
(312) 894- 5000

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Jeffrey G. Katz
Chairman, President and Chief Executive Officer
Orbitz, Inc.
200 S. Wacker Drive, Suite 1900
Chicago, Illinois 60606
(312) 894-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mark D. Gerstein, Esq. Christopher D. Lueking, Esq. Latham & Watkins 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	Gary R. Doernhoefer, Esq. Vice President and General Counsel Orbitz, Inc. 200 S. Wacker Drive, Suite 1900 Chicago, Illinois 60606 (312) 894-5000	David B. Harms, Esq. Sullivan & Cromwell 125 Broad Street New York, New York 10004 (212) 558-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $.001 par value per share	$125,000,000	$11,500

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)
Includes                shares issuable upon exercise of the underwriters' option to purchase additional shares of common stock.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion. Dated                          , 2002.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                          Shares

Orbitz, Inc.

Class A Common Stock

        This is an initial public offering of shares of Class A common stock of Orbitz, Inc. All of the shares of Class A common stock are being sold by Orbitz.

        Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $        and $        . Application has been made for quotation of the Class A common stock on the Nasdaq National Market under the symbol "ORBZ".

        See "Risk Factors" beginning on page 9 to read about factors you should consider before buying shares of the Class A common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Orbitz	$	$

        To the extent that the underwriters sell more than           shares of Class A common stock, the underwriters have the option to purchase up to an additional            shares from Orbitz at the initial public offering price less the underwriting discount.

        The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on                          , 2002.

Goldman, Sachs & Co.	Credit Suisse First Boston
Legg Mason Wood Walker	Thomas Weisel Partners LLC
Incorporated

Prospectus dated                          , 2002.

[Inside Front Cover Page Graphics To Be Filed By Amendment]

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled "Risk Factors," our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the terms "Orbitz," "we," "us" and "our" refer to both Orbitz, Inc. and Orbitz, LLC. This prospectus assumes the exchange of all membership units of Orbitz, LLC held by our Founding Airlines or their affiliates for 105,349,646 shares of Class B common stock that will occur prior to consummation of this offering. After this exchange, which we refer to as the "IPO Exchange," Orbitz, LLC will be a wholly owned subsidiary of Orbitz, Inc. This prospectus also reflects a    -for    stock split, which will be effective at the consummation of this offering, assumes the automatic conversion effective at the consummation of this offering of our outstanding Class C common stock into 426,997 shares of Class A common stock and assumes that the underwriters do not exercise their option to purchase additional shares. In addition, this prospectus assumes the automatic conversion, effective at the closing of this offering, of each option to purchase shares of our Class C common stock outstanding under our stock option plans into an option to purchase shares of our Class A common stock on a one-for-one basis. The share numbers set forth in this filing do not give effect to the proposed stock split referred to above.

Orbitz

        Orbitz is a leading online travel company that enables travelers to search for and purchase a broad array of travel products, including airline tickets, lodging, car rentals, cruises and vacation packages. Since launching our website, Orbitz.com, in June 2001, we have become the third largest online travel site based on gross travel bookings. We believe our rapid growth is driven by our innovative technology, our consumer friendly website and our extensive supplier relationships. On our website consumers can search over two billion fares and flights on more than 455 airlines as well as rates at over 39,000 lodging properties and 25 car rental companies. Our search results are presented in an unbiased, easy-to-use matrix display that provides a vast array of options to consumers without favoritism toward any supplier, enabling consumers to select the price and supplier that best meets their individual travel needs. In addition, we have established extensive commercial agreements with leading airline, lodging and car rental companies that, combined with our powerful technology, offer consumers what we believe to be the largest selection of low fares and rates generally available to the public, including Web-only fares and rates.

        We were formed by leading U.S. airlines to access the rapidly growing online travel industry, to address the need for an unbiased, comprehensive display of fares and rates in a single location for consumers and to establish a lower cost and unbiased distribution channel for suppliers. Our original investors and founders were Continental Airlines, Delta Air Lines, Northwest Airlines and United Air Lines. Subsequently, American Airlines joined as an investor. Collectively, we refer to these five investors as our "Founding Airlines". Since our formation, 42 U.S. and international airlines, including our Founding Airlines, five of the largest U.S. lodging companies and seven major car rental companies have entered into charter associate agreements with us. In these agreements, they have committed to provide us with their lowest fares and rates generally available to the public, guaranteed minimum transaction fees and in-kind marketing support.

        The travel industry is one of the largest industries in the United States, with total annual bookings of approximately $220 billion in 2001. The sale of travel products online is rapidly gaining consumer acceptance. Travel is the largest consumer spending category on the Internet with over $24 billion in gross travel bookings in 2001, according to Jupiter Media Metrix. Consumers purchase travel products over the Internet because it provides a convenient and efficient way to compare and book travel options. In addition, delivery and confirmation of travel purchases can be made almost instantaneously.

        Since our launch, over six million consumers have registered to use Orbitz.com and have conducted over six million travel transactions. In the quarter ended March 31, 2002, we sold $542 million in gross travel bookings.

Competitive Strengths

        We have the following competitive strengths that have enabled us to quickly achieve a leadership position as an online travel service provider:

  Compelling value for consumers

        Our website is innovative, easy-to-use and allows consumers to evaluate the broadest range of travel options in a manner that does not favor any one supplier. Orbitz offers consumers what we believe to be the largest selection of low fares and rates generally available to the public, including discounted Web-only fares and rates. Our charter associates are contractually obligated to provide us with their lowest fares and rates generally available to the public, including those marketed on their own websites. In addition, our proactive and personalized traveler care program is designed to alert our customers to situations and events that could affect their travel plans.

  Compelling value for travel suppliers

        We provide travel suppliers with significant value by distributing their products through our low-cost, unbiased distribution channel. We do not accept overrides or other fees in return for more desirable placements in displays resulting from search requests, ensuring that all relevant supplier information is objectively displayed. Our suppliers can market fare sales and new products to our customer base of over six million registered users on a cost-effective basis.

  Innovative technology platform

        Our systems were designed for the Internet and we employ powerful algorithms capable of quickly searching over two billion fares and flights on more than 455 airlines, as well as rates at over 39,000 lodging properties and 25 car rental companies. Our search capability and our access to low fares and rates gives consumers what we believe to be more low-cost travel options than other websites. Our system design is flexible and facilitates new technology initiatives, such as our initiative to link directly to the airlines' internal reservations systems, which we believe will reduce costs for our suppliers and improve our profitability. This flexibility also allows us to quickly respond to changing consumer needs.

  Low-cost operations

        We have designed our operations to minimize costs associated with each travel purchase. To achieve this goal we focus on (1) low customer acquisition costs, through efficient marketing expenditures and in-kind marketing support from our charter associates, (2) low technology costs, through our efficient technology platform, (3) automated customer service and (4) controlled overhead costs, through a highly disciplined focus on employee productivity and careful overhead expense management.

  Management team with significant travel and technology experience

        Orbitz is led by an experienced management team with significant experience in the travel, technology and consumer product industries. We are led by our Chief Executive Officer, Jeffrey G. Katz, who was Chief Executive Officer of Swissair Group's airline unit prior to joining Orbitz. Previously, Mr. Katz held numerous executive positions at American Airlines, including President of its Sabre global distribution system division. Our Chief Technology Officer, Alex D. Zoghlin, was a

member of the Mosaic Web team at the University of Illinois that was involved in the development of the first Internet server and browser. Mr. Zoghlin was also a founder of Neoglyphics Media Corporation, one of the earliest application developers that used the Java programming language to develop Internet based systems for major worldwide corporations.

Strategy

        Our objective is to become profitable as a leading online distributor of travel products, by leveraging innovative technology and strong supplier relationships to present the broadest selection of low fares and rates and by providing a superior customer experience. The key elements of our strategy include the following:

  Expand our customer base through efficient marketing

        Our goal is to increase our customer base by cost-effectively acquiring new customers and increasing our market share in the rapidly growing online travel industry. We intend to achieve this objective by leveraging the in-kind marketing support provided by our charter associates and by emphasizing performance-based online advertising and other targeted marketing strategies. We seek to maximize the conversion of website visitors to purchasing customers with our strong value proposition and positive customer experience.

  Increase the mix of non-air travel products

        We are a leader in the online sale of air travel. We believe our leadership in air travel is strategically important to driving sales of other products because airline tickets are generally the first product purchased as consumers make their travel plans. Although our product mix has diversified since our launch, we still sell a higher concentration of air travel than our competitors. A key component of our strategy is to leverage our leadership in the sale of air travel to increase sales of other travel products and services, many of which offer higher profit margins than air travel products. We have launched several key initiatives to diversify our product mix, including expanding our lodging, car rental, cruise and vacation package offerings, improving our marketing of these offerings and enhancing our cross-selling techniques.

  Retain customers through superior buying experience and customer care activities

        Our website is easy to use and offers what we believe to be the broadest selection of low fares and rates generally available to the public. We believe these factors have generated a high degree of customer loyalty and have resulted in high customer retention rates. Other key initiatives to promote even higher customer retention include investing in technologies that will improve our ability to target our customers' needs and developing our customer care capabilities to make travel more convenient.

  Establish and maintain the lowest cost structure in the industry

        Our goal is to achieve the lowest cost per transaction in the online travel industry through low customer service and fulfillment costs, efficient marketing expenditures and a low-cost overhead structure.

  Pursue new business opportunities

        We plan to use our innovative technology and our relationships with travel suppliers to expand into new business opportunities that enhance our growth prospects. These new business opportunities include our supplier link technology initiative, which is intended to allow us to book tickets on the participating airlines' internal reservation systems without the need for traditional computerized reservation systems. We believe this initiative can reduce distribution costs to the airlines, while increasing our profitability. We also plan to enhance our offerings in corporate travel and focus on other travel-related growth initiatives, such as booking engine services, international expansion, credit cards and travel protection.

Company Information

        You may contact us at our principal executive offices, 200 S. Wacker Drive, Suite 1900, Chicago, Illinois, 60606, or by telephone, (312) 894-5000. You may find us on the Web at Orbitz.com. We do not intend to incorporate by reference any information contained in our website into this prospectus, and you should not consider information contained in our website as part of this prospectus.

        Orbitz, the Orbitz design, the stylized "O" design and other trademarks or service marks of Orbitz appearing in this prospectus are the property of Orbitz. This prospectus also contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

The Offering

Class A common stock offered	shares
Common stock to be outstanding after the offering:
Class A common stock	shares
Class B common stock:
Series B-AA	27,565,785 shares
Series B-CO	14,530,985 shares
Series B-DL	19,281,141 shares
Series B-NW	16,405,950 shares
Series B-UA	27,565,785 shares

Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder thereof.
Use of proceeds	We will use the proceeds for working capital and general corporate purposes. See "Use of Proceeds".
Voting rights:
Class A common stock	One vote per share.
Class B common stock
Ten votes per share on all matters submitted to a vote to our stockholders and one vote per share on all matters submitted to a vote of the holders of Class B common stock voting separately as a class or voting separately as a series within such class.
The holders of the Class B common stock are also entitled to separate approval rights for certain strategic corporate actions and transactions. See "Description of Capital Stock—Class B Common Stock".
Proposed Nasdaq National Market symbol	"ORBZ"

        The number of shares of Class A common stock to be outstanding after this offering excludes:

  •
  10,828,625 shares of Class A common stock reserved for issuance upon exercise of options under our 2000 Stock Plan, all of which are subject to outstanding options as of April 15, 2002 at an exercise price of $2.32 per share;

  •
  10,804,378 shares of Class A common stock reserved for issuance upon exercise of options under our 2002 Stock Plan, of which 6,300,747 shares are subject to outstanding options as of April 15, 2002 at an exercise price of $2.32 per share; and

  •
  105,349,646 shares of Class B common stock, currently held by our Founding Airlines or their affiliates, which are convertible into 105,349,646 shares of Class A common stock at any time by the holders thereof.

Summary Combined Financial Data

        The following tables summarize the combined financial data for our business. You should read these tables along with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes included elsewhere in this prospectus.

        We derived the summary combined statements of operations data for the period from February 24, 2000 (date of inception) through December 31, 2000 and for the year ended December 31, 2001 and the combined balance sheet data as of December 31, 2000 and 2001, set forth below, from our audited combined financial statements included elsewhere in this prospectus. We derived the summary combined statements of operations data for the three months ended March 31, 2001 and 2002, and the summary combined balance sheet data as of March 31, 2001 and 2002, from our unaudited interim combined financial statements. In management's opinion, these unaudited combined financial statements have been prepared on substantially the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the combined financial information for the periods presented. The historical results do not necessarily indicate results expected for any future period.

	February 24, 2000 (date of inception) through December 31, 2000
			Three Months Ended March 31,
		Year Ended December 31, 2001
			2001	2002
			(unaudited)
	(in thousands, except per share data)
Combined Statements of Operations Data:
Revenues, net (1)	$ —	$43,403	$3	$32,167
Gross profit (loss)	—	(6,674)	(5,747)	14,493
Operating expenses:
Sales and marketing	7,204	51,517	4,167	12,907
Technology and development	12,436	31,747	11,486	6,662
General and administrative	22,784	14,588	4,171	3,906
Stock-based compensation	429	976	221	228

Operating loss	(42,853)	(105,502)	(25,792)	(9,210)
Interest income	1,886	2,265	566	284

Net loss (2)	$(40,967)	$(103,237)	$(25,226)	$(8,926)

Pro forma net loss (3)		$(113,004)		$(10,829)

Pro forma net loss per share:
Basic and diluted		$		$

Pro forma weighted average shares (4)

Other Financial Data (unaudited):
EBITDA (5)	$(42,721)	$(97,453)	$(25,144)	$(5,741)
Gross bookings (6)	—	818,493	—	541,581

        The combined balance sheet data set forth below on an "as further adjusted" basis reflects the IPO Exchange and the issuance of    shares of Class A common stock at an assumed initial public offering price of $    per share (the midpoint of the estimated price range shown on the cover page of this prospectus) and our receipt of the offering proceeds after deducting the underwriting discounts and commissions and estimated offering expenses, as if these events occurred on March 31, 2002.

	December 31, 2000	December 31, 2001	March 31, 2001	March 31, 2002
					As Further Adjusted (7)
	Actual	Actual	Actual	Actual
			(unaudited)	(unaudited)
		(in thousands)
Combined Balance Sheet Data, at End of Period:
Cash and cash equivalents	$41,604	$47,461	$17,742	$39,125	$
Working capital (current assets less current liabilities)	34,944	32,144	1,785	26,316
Total assets	64,640	87,764	50,475	86,401
Total equity	53,898	61,013	28,733	52,366

(1)
Revenues represent activities of Orbitz subsequent to the limited launch of our website in February 2001. Revenues include significant transactions with our Founding Airlines and certain of their affiliates. See further information about related party transactions at Note 8 to the combined financial statements appearing elsewhere in this prospectus.

(2)
No provision for income taxes is reflected as Orbitz, LLC is treated as a partnership for tax purposes. All operating losses of the partnership have been allocated to our Founding Airlines. Subsequent to this offering, we will be taxed as a C corporation rather than as a partnership and profits and losses will be taxed at the corporate level.

(3)
Pro forma net loss includes approximately $9,767,000 and $1,903,000 of stock compensation expense for the year ended December 31, 2001, and the quarter ended March 31, 2002, respectively, which relates to a modification of our stock awards. The new measurement date occurred in April 2002 as a result of the restructuring transaction (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Restructuring") and recognition of compensation expense related to unvested stock awards will begin upon the consummation of this offering. Compensation expense included in pro forma net loss has been recorded over the weighted average remaining vesting period of the modified options as if this offering occurred on January 1, 2002. Not reflected in the pro forma net loss is the nonrecurring compensation expense of $15,076,000 to be recognized at the time of the offering related to vested stock awards.

(4)
Pro forma weighted average shares have been calculated assuming the following which will occur prior to or at the time of consummation of this offering (i) exchange of membership units of Orbitz, LLC, held by our Founding Airlines or their affiliates for shares of Class B common stock (which are convertible into shares of Class A common stock), (ii) exchange of shares of preferred stock for shares of Class B common stock, (iii) automatic conversion of shares of Class C common stock into shares of Class A common stock and (iv) the issuance of               shares of Class A common stock in connection with this offering.

(5)
EBITDA is net loss before interest income, depreciation expense and amortization expense. Depreciation and amortization expense is included in cost of revenues and operating expenses. We may calculate EBITDA differently than other companies. While EBITDA is not a recognized measure under accounting principles generally accepted in the United States of America, we believe that investors may find it to be a useful tool for analyzing our financial results. EBITDA should not be construed:

  •
  as an indicator of our operating performance instead of operating income (loss); or

  •
  as a measure of liquidity instead of cash flows from operating activities.

(6)
"Gross bookings" represents the total value of travel booked through our website, including taxes and fees.

(7)
Subsequent to this offering, we will be taxed as a C corporation rather than as a partnership. The resulting deferred tax assets will be offset by a full valuation allowance as we have determined that it is more likely than not that the deferred tax assets will not be realized.

RISK FACTORS

        You should consider carefully the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In this case, the trading price of our Class A common stock could decline and you may lose all or part of your investment in our Class A common stock.

Risks Related To Our Business

        Because we have a limited operating history, it is difficult to evaluate our business and prospects.

        Our business began operations in February 2000 and we launched our online travel service in June 2001. As a result, we have only a limited operating history from which you can evaluate our business and our prospects. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving industries, such as the online travel industry. Some of these risks relate to our ability to:

  •
  attract and retain consumers on a cost-effective basis;

  •
  expand and enhance our service offerings;

  •
  respond to regulatory changes or demands;

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  respond to litigation;

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  operate, support, expand and develop our operations, our website and our software, communications and other systems;

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  diversify our sources of revenue;

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  maintain adequate control of our expenses;

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  raise additional capital;

  •
  respond to technological changes; and

  •
  respond to competitive market conditions.

If we are unsuccessful in addressing these risks or in executing our business strategy, our business, financial condition or results of operations may suffer.

        We have a history of operating losses and we expect to incur losses in the future.

        Since our inception in February 2000, we have reported operating losses each year. Our operating losses were $42.9 million from the period of inception through December 31, 2000, $105.5 million for the year ended December 31, 2001 and $9.2 million for the three months ended March 31, 2002. We expect that we will continue to incur operating losses. To date, we have financed our activities primarily through contributions from our Founding Airlines and their affiliates. The Founding Airlines and their affiliates have no obligation to make further investments in us, and we do not anticipate that they will do so.

        Under our business plan, we will need to increase our revenues significantly to become profitable. Our ability to increase our revenues is dependent on our ability to expand our business and we may not be able to do so sufficiently. We cannot predict whether or when we will become profitable. If our business does not expand enough to increase our revenues sufficiently, or even if our business does expand but we are unable to manage our expenses, we may not achieve or sustain profitability.

        Our growth cannot be assured. Even if we do experience growth, we cannot assure you that we will grow profitably.

        Our business strategy is dependent on the growth of our business. For us to achieve significant growth, consumers and travel suppliers must accept our website as a valuable commercial tool. Consumers who have historically purchased travel products using traditional commercial channels, such as local travel agents and calling suppliers directly, must instead purchase these products on our website. Similarly, travel suppliers will also need to accept or expand their use of our website and to view our website as an efficient and profitable channel of distribution for their travel products.

        Our growth is also dependent on our ability to broaden the appeal of our website to business and other travelers. Since our inception, our website has focused on serving the leisure traveler. Our ability to offer products and services that will attract a significant number of business travelers to use our services is not certain. If it does not occur, our growth may be limited.

        Our growth will also depend on our ability to broaden the range of travel products we offer. Historically, the majority of our revenues has come from airline ticket sales. Our business strategy is dependent on our further diversifying our revenues into lodging, car rentals, cruises, vacation packages and other travel related products. We cannot assure you that our efforts will be successful or result in greater revenues or higher margins. Our business strategy also includes the establishment of direct connections to the airlines' reservations systems, which will allow us to bypass global distribution systems, or GDSs, the traditional computerized reservation systems, for a portion of our airline ticket bookings. Our supplier link technology initiative is at an early stage and we cannot assure you that a large number of airline suppliers will be willing to enter into this type of relationship with us, or that these direct links will enable us to increase our revenue or lower our operating costs.

        Our plans to pursue other opportunities for revenue growth and cost reduction, which we describe in "Business—Strategy", are also at an early stage, and we can not assure you that our plans will be successful or that we will actually proceed with them as described.

        Adverse changes or interruptions in our relationships with travel suppliers could affect our access to travel offerings and reduce our revenues.

        Our charter associate agreements with our Founding Airlines, which accounted for approximately 68% of our air supplier transaction fees during the quarter ended March 31, 2002, are freely terminable by these suppliers in July 2007. Of the remaining charter associate agreements with other airlines, with lodging companies and with car rental companies, the majority become freely terminable by our charter associates within the next one to two years. We cannot assure you that these agreements will remain in effect or that any of these suppliers will continue to supply us with the same level of access to inventory of travel offerings in the future. None of our charter associate agreements is exclusive and our charter associates could enter into, and in some cases may have entered into, similar agreements with our competitors. Adverse changes in any of these relationships, such as termination or renegotiation of our charter associate agreements, could significantly reduce the amount and quality of inventory which we are able to offer through our website and could reduce or eliminate the guaranteed minimum transaction fees and in-kind marketing support we currently receive from our travel suppliers. This could have a material adverse effect on our business, financial condition or results of operations.

        Our relationships with our Founding Airlines subject Orbitz to significant litigation and regulatory scrutiny.

        As an enterprise founded by horizontal airline competitors, we will likely continue to attract significant scrutiny by federal agencies, including the Antitrust Division of the Department of Justice and the Department of Transportation, or the DOT, by Congress and certain of its committees and by state authorities, including the Attorneys General of various states. We and our Founding Airlines are currently subject to an ongoing investigation by the Antitrust Division, and the DOT is currently conducting a second investigation of our business and operations and is required to submit a report to Congress this summer. Additionally, we believe our business and operations are currently being reviewed by Attorneys General of various states. We cannot predict the outcome of these investigations or the reaction of Congress to the report. At any time, the outcome of these investigations and other regulatory scrutiny could lead to compulsory changes to our business model, industry agreements, conduct or practices or our relationships with our Founding Airlines and governmental or additional private lawsuits against us, any of which could materially harm our revenue and our ability to grow and compete effectively.

        We expect that our competitors will continue to engage in lobbying and other activities, with the objective of generating negative publicity about Orbitz and pressing legislation or regulation that could be harmful to us. These activities may result in private or governmental litigation against Orbitz, in further investigations of our business by various governmental authorities, or in the adoption of laws and regulations that make it more difficult for us to compete effectively, particularly as we implement new initiatives designed to enhance our competitive position. These activities may result in significant distractions to our management, and could have a material adverse effect on our business, financial condition or results of operations. The continued involvement of our Founding Airlines on our board of directors and as stockholders can be expected to result in ongoing regulatory scrutiny of our business to a degree that is not likely to be experienced by our competitors.

        For example, offline travel agents recently filed a class action lawsuit against Orbitz and several of our Founding Airlines, alleging anticompetitive conduct and seeking treble damages and injunctive relief. Offline travel agents have also petitioned the DOT for relief, alleging anticompetitive practices. See "Business—Legal Proceedings." Our competitors could file additional lawsuits alleging anticompetitive conduct against us in the future.

        We will continue to be controlled by our Founding Airlines or their affiliates, who may have strategic interests that differ from those of our other stockholders.

        Upon completion of this offering, our Founding Airlines or their affiliates will beneficially own, in the aggregate, approximately    % of our outstanding common stock, and, through the exercise of certain supermajority voting rights accorded to them in our corporate governance documents, will control approximately    % of the voting power of all shares of voting stock. For the foreseeable future, to the extent that some or all of the Founding Airlines or their affiliates vote similarly, they will be able to exercise control over all matters requiring approval by the board of directors or our stockholders, and this power may be expected to continue even if our Founding Airlines or their affiliates own a minority economic interest in Orbitz. As a result, they or their affiliates will be able to:

  •
  control the composition of our board of directors, including the contractual right to select six of the nine members of our board (one of whom is our chief executive officer) and the ability to nominate the remaining three directors and vote their shares to elect (together with the holders of Class A common stock) them;

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  control our management and policies;

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  determine the outcome of significant corporate transactions, including changes in control that may be beneficial to stockholders; and

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  act in each of their own interests, which may conflict with, or be different from, the interests of each other or the interests of other stockholders who do not maintain a commercial relationship with Orbitz.

        In addition, our corporate governance documents and our stockholders agreement with our Founding Airlines or their affiliates provide them with a greater degree of control and influence in the operation of our business and the management of our affairs than is typically available to stockholders of a publicly-traded company. In particular, our corporate governance documents and the stockholders agreement with our Founding Airlines or their affiliates provide that:

  •
  Orbitz cannot issue common stock or other securities without the vote of three-fourths of its directors and, for issuances of securities with voting rights greater than one vote per share, without the unanimous approval of the holders of each series of our Class B common stock, which upon consummation of this offering would require approval of all of our Founding Airlines or their affiliates;

  •
  Orbitz cannot enter into any transaction involving any merger, acquisition, consolidation, reorganization or issuance of securities as a result of which our Founding Airlines or their affiliates would own less than a majority of the voting power of the successor or surviving entity, without the approval of the holders of two-thirds of the series of our Class B common stock entitled to supervoting rights, which upon consummation of this offering would require approval of four of the five Founding Airlines or their affiliates; and

  •
  Orbitz cannot sell substantially all of its assets without the approval of the holders of two-thirds of the series of our Class B common stock entitled to supervoting rights, which upon consummation of this offering would require approval of four of the five Founding Airlines or their affiliates.

        These restrictions could keep us from pursuing relationships with strategic partners and from raising additional capital, which could impede our ability to expand our business and strengthen our competitive position. These restrictions could also limit shareholder value by preventing a sale of Orbitz.

        Our Founding Airlines also compete with each other in the operation of their respective businesses, and each can be expected to have individual business interests that conflict with those of the other Founding Airlines. Their differing interests could make it difficult for us to pursue strategic initiatives that require their consensus.

        The potential conflicts of interest referred to above could have a material adverse effect on our business, financial condition or results of operations.

        Restrictions on our ability to sell travel in an "opaque" or "biased" manner may limit our growth.

        Our bylaws and our charter associate agreements limit our ability to market and sell travel products in an "opaque" manner and prevent us from displaying our fares and rates in a "biased" manner, or acquiring a company that engages in either activity, in either case, without the unanimous approval of our Founding Airlines or their affiliates. "Opaque" refers to the sale of travel where the customer is not able to see one or more items of important information, such as the identity of the travel provider, schedules, availability, fares or prices, until the transaction is completed. "Bias" refers to the practice of favoring one travel supplier over another on the basis of commissions paid, fee overrides or other factors unrelated to price or the customer's choice. Any change in the scope of our business to provide information to customers in an opaque or biased manner requires the unanimous approval of the holders of each series of Class B common stock. At consummation of this offering, this would require approval of all of our Founding Airlines or their affiliates. These restrictions may limit our ability to expand the scope of our business and improve our margins in ways that are available to some of our competitors.

        Our Founding Airlines are not prevented from selling to consumers through their own websites or third-party websites or establishing new competitors to Orbitz.

        Our five Founding Airlines collectively represent approximately 70% of the airline tickets sold through Orbitz and 68% of our air supplier transaction fees during the quarter ended March 31, 2002. Our Founding Airlines offer travel products, including Web-only fares, through their own websites and other distribution channels and offer some features, such as mileage bonus awards redemption, that we do not currently offer. Neither our Founding Airlines nor our other charter associates are barred under their charter associate agreements from selling directly to consumers, and may continue to operate their own businesses in a manner that could divert customers and revenues from us. Additionally, nothing in our agreements with our Founding Airlines or our other charter associates would prevent them from organizing a separate company, similar to Orbitz, for the purpose of competing with us or from pursuing corporate opportunities that might be attractive to Orbitz. For the foreseeable future, a majority of our directors will be senior employees of our Founding Airlines.

        We operate in a highly competitive market, and we may not be able to compete effectively.

        The market for travel products is intensely competitive. We compete with a variety of companies with respect to each product or service we offer. We compete directly with Expedia, a majority owned subsidiary of USA Networks, Travelocity, a wholly owned subsidiary of Sabre, and Trip.com, a subsidiary of Cendant, and many smaller companies in providing online travel products. In addition, we face significant competition from other distributors of travel products, including:

  •
  local, regional, national and international traditional travel agencies;

  •
  consolidators and wholesalers of airline tickets, lodging and other travel products, including Cheaptickets.com, a subsidiary of Cendant, priceline.com, Hotwire, Hotels.com (formerly Hotel Reservations Network), a majority-owned subsidiary of USA Networks, and TravelWeb (formerly Hotel Distribution System); and

  •
  operators of GDSs, which control the computer systems through which travel reservations historically have been booked.

        Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. Some of our competitors benefit from vertical integration with GDSs. In particular, Expedia and Travelocity have operated their respective businesses for significantly longer than Orbitz, and have developed greater market share, brand recognition, product diversification, scale and operating experience than we have. In addition, Expedia and Travelocity have each established exclusive relationships as preferred travel partners for widely used Internet destinations such as America Online, MSN and Yahoo!. These arrangements, and similar relationships Expedia and Travelocity may be able to secure in the future, could provide them with a significant advantage in obtaining new customers. Furthermore, the flexibility of being able to provide biased displays gives Expedia, Travelocity and other competitors an opportunity to receive additional incentive payments from their suppliers. They also may not rely as heavily on consumer service fees as we do. We expect Expedia and Travelocity will devote significant financial and operating resources to maintain their dominant position in the online travel products market. We expect existing competitors and new entrants to the travel business to constantly revise and improve their business models in light of challenges from competing Internet-based businesses, including ours. If Expedia, Travelocity or our other competitors respond with changes or developments we cannot meet in a timely or cost-effective manner, our business may be adversely affected. We cannot assure you that we will be able to effectively compete with Expedia, Travelocity or with other travel industry providers.

        In addition, consumers frequently use our website for route pricing and other travel information, and then may choose to purchase travel products from a source other than our website, including travel suppliers' own websites. Many travel suppliers, such as airlines, lodging, car rental companies and cruise operators also offer and distribute travel products, including products from other travel suppliers, directly to the consumer through their own websites.

        A reduction in transaction fees or the elimination of commissions paid by travel suppliers could reduce our revenues.

        A substantial portion of our revenues comes from the transaction fees paid by travel suppliers for bookings made by our customers through our online travel service. We have entered into charter associate agreements with most of our travel suppliers pursuant to which they have agreed to pay us transaction fees that are not less than certain agreed-upon floor rates for tickets sold on the Orbitz website. These minimum transaction fees decrease in amount each year. Most of the major airlines have significantly curtailed the commissions they pay to travel agents, in most cases reducing them to zero for domestic travel. As a result, it is unlikely that any of our charter airlines will choose to pay us transaction fees above the minimum levels specified in our contracts. Furthermore, because our charter associate agreements have defined durations, we cannot assure you that our transaction fees will not be reduced or eliminated in the future.

        A reduction in or elimination of our consumer service fee could reduce our revenues.

        We charge our customers a consumer service fee each time they purchase an airline ticket on our website. Most other travel websites, including the websites of our travel suppliers, do not charge such a service fee and this could discourage consumers from using our website to purchase airline tickets. If we have to reduce or eliminate this service fee, our revenues could decline as a result.

        Interruptions in service from third parties could impair the quality of our service.

        We rely on third-party computer systems and other service providers, including the computerized central reservation systems of the airline, lodging and car rental industries to make airline ticket, lodging and car rental reservations and credit card verifications and confirmations. Currently, substantially all of our airline ticket transactions are processed through Worldspan's systems under a contract we have with them. Other third parties provide, for instance, our data center, telecommunications access lines and significant computer systems and software licensing, support and maintenance services. Any interruption in these, or other, third-party services or a deterioration in their performance could impair the quality of our service. We cannot be certain of the financial viability of all of the third parties on which we rely. We work with many vendors in the telecommunications industry. That industry is currently experiencing a severe economic downturn. If our arrangements with any of these third parties is terminated or if they were to cease operations, we might not be able to find an alternate provider on a timely basis or on reasonable terms, which could hurt our business.

        We rely on relationships with licensors for key components of our software. We also hire contractors to assist in the development and maintenance of our systems. Continued access to these licensors and contractors on favorable contract terms or access to alternative software licenses and information technology contractors is important to our operations. Adverse changes in any of these relationships could have a material adverse effect on our business, financial condition or results of operations.

        For all our service providers, we attempt to negotiate favorable pricing, service, confidentiality and intellectual property ownership or licensing terms in our contracts with them. These contracts usually have multi-year terms. However, there is no guarantee that these contracts will not terminate and that we will be able to negotiate successor agreements or agreements with alternate service providers on competitive terms. Further, the existing agreements may bind us for a period of time to terms and technology that become obsolete as our industry and our competitors advance their own operations and contracts.

        If we fail to attract customers in a cost-effective manner, our ability to grow and become profitable may be impaired.

        Our business strategy depends on increasing the overall number of consumer transactions conducted on our website in a cost-effective manner. In order to increase the number of consumer transactions, we must attract more visitors to our website and convert a larger number of these visitors into paying customers. Relative to our primary competitors, we believe that the Orbitz brand has not established equally broad recognition. As a result, it may be necessary to spend substantial amounts on marketing and advertising to enhance our brand recognition and attract new customers to our website, and to successfully convert these new visitors into paying customers. We cannot assure you that our marketing and advertising efforts will be effective to attract new customers. If we fail to attract customers and increase our overall number of consumer transactions in a cost-effective manner, our ability to grow and become profitable may be impaired.

        Our success depends on maintaining the integrity of our systems and infrastructure.

        In order to be successful, we must provide reliable, real-time access to our systems for our customers and suppliers. As our operations grow in both size and scope, we will need to improve and upgrade our systems and infrastructure to offer an increasing number of customers and travel suppliers enhanced products, services, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources before the volume of business increases, with no assurance that the volume of business will increase. Consumers and suppliers will not tolerate a service hampered by slow delivery times, unreliable service levels or insufficient capacity, any of which could have a material adverse effect on our business, financial condition or results of operations.

        Our computer systems may suffer failures, capacity constraints and business interruptions that could increase our operating costs and cause us to lose customers.

        Our operations face the risk of systems failures. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, computer hacking break-ins, earthquake, terrorism and similar events. The occurrence of a natural disaster or unanticipated problems at our facilities in Chicago or locations of key vendors such as ITA, Worldcom, our Web hosting service provider, Oracle or Worldspan could cause interruptions or delays in our business, loss of data or render us unable to process reservations. In addition, the failure of our computer and communications systems to provide the data communications capacity required by us, as a result of human error, natural disaster or other occurrence of any or all of these events could adversely affect our reputation, brand and business. In the past we have experienced occasional system interruptions, which may recur.

        In these circumstances, our redundant systems or disaster recovery plans may not be adequate. Similarly, although many of our contracts with our service providers require them to have disaster recovery plans, we cannot be certain that these will be adequate or implemented properly. In addition, our business interruption insurance may not adequately compensate us for losses that may occur.

        Rapid technological changes may render our technology obsolete or decrease the attractiveness of our products to consumers.

        To remain competitive in the online travel industry, we must continue to enhance and improve the functionality and features of our website. The Internet and the online commerce industry are rapidly changing. In particular, the online travel industry is characterized by increasingly complex systems and infrastructures and new business models. If competitors introduce new products embodying new technologies, or if new industry standards and practices emerge, our existing website, technology and systems may become obsolete. Our future success will depend on our ability to do the following:

  •
  enhance our existing products;

  •
  develop and license new products and technologies, such as our supplier link technology, that address the increasingly sophisticated and varied needs of our prospective customers and suppliers; and

  •
  respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

        Developing our website and other technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our website, transaction processing systems and network infrastructure to consumer requirements or emerging industry standards. For instance, our website functionality that allows searches and displays of ticket pricing and travel itineraries is a critical part of our service, and it may become out-of-date or insufficient from our customers' perspective and in relation to the search and display functionality of our competitors' websites. If we face material delays in introducing new services, products and enhancements, our customers and suppliers may forego the use of our products and use those of our competitors.

        We may not protect our technology effectively, which would allow competitors to duplicate our products. This could make it more difficult for us to compete with them.

        Our success and ability to compete in the online travel industry depend, in part, upon our technology. We rely primarily on patent, copyright, trade secret and trademark laws and provisions in our contracts to protect our technology. We attempt to negotiate beneficial intellectual property ownership provisions in our contracts. However, laws and our actual contractual terms may not be sufficient to protect our technology from use or theft by third parties. For instance, a third-party might try to reverse engineer or otherwise obtain and use our technology without our permission and without our knowledge, allowing competitors to duplicate our products. We may have legal or contractual rights that we could assert against such illegal use, but lawsuits claiming infringement or misappropriation are complex and expensive, and the outcome would not be certain. In addition, the laws of some countries in which we may wish to sell our products may not protect software and intellectual property rights to the same extent as the laws of the United States.

        Our product features may infringe on claims of third-party patents or other intellectual property rights, which could adversely affect our business.

        We cannot assure you that others will not obtain and assert patents or other intellectual property rights against us affecting essential elements of our business. If intellectual property rights are asserted against us, we cannot assure you that we will be able to obtain license rights on reasonable terms or at all. If we are unable to obtain licenses, we may be prevented from operating our business and our financial results may therefore be harmed.

        If we do not continue to attract and retain qualified personnel, we may not be able to expand our business.

        We depend substantially on the continued services and performance of our senior management, particularly Jeffrey G. Katz, our Chairman, President and Chief Executive Officer, and Alex D. Zoghlin, our Chief Technology Officer. These individuals may not be able to fulfill their responsibilities adequately or may not remain with us. Our success also depends on our ability to hire, train, retain and manage highly skilled employees. We cannot assure you that we will be able to attract and retain a significant number of qualified employees or that we will successfully train and manage the employees we hire.

        We may acquire other businesses, products or technologies; if we do, we may be unable to integrate them with our business, or we may impair our financial performance.

        If appropriate opportunities present themselves, we may acquire businesses, products or technologies that we believe are strategic. We do not currently have any understandings, commitments or agreements with respect to any acquisition. We may not be able to identify, negotiate or finance any future acquisition successfully. Even if we do succeed in acquiring a business, product or technology, we have no experience in integrating an acquisition into our business; the process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. If we make future acquisitions, we may issue shares of stock that dilute other stockholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to amortizing other intangible assets with estimable useful lives, any of which might harm our business, financial condition or results of operations.

Risks Related to Our Industry

        Declines or disruptions in the travel industry, such as those caused by terrorism, general economic downturns, or strikes or bankruptcies within the travel industry could reduce our revenues.

        Our business is affected by the health of the travel industry. Travel is sensitive to safety concerns, and thus declines after incidents of terrorism that affect the safety of travelers. For example, the terrorist attacks of September 11, 2001, which included attacks on the World Trade Center and the Pentagon using hijacked commercial aircraft, resulted in the cancellation of a significant number of our existing travel bookings and a decrease in new travel bookings through our website, which reduced our revenues for the quarters ended September 30, 2001 and December 31, 2001 and may reduce our revenues in the future. The long-term effects of these events could include, among other things, a protracted decrease in demand for air travel due to fears regarding additional acts of terrorism, military responses to acts of terrorism and increased costs and reduced operations by airlines due, in part, to new security directives adopted by the Federal Aviation Administration or FAA. These effects, depending on their scope and duration, which we cannot predict at this time, could significantly impact our long-term results of operations or financial condition.

        In addition, travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during general economic downturns (such as occurred in 2001), which could also reduce our revenues. Other adverse trends or events that tend to reduce travel and may reduce our revenues include:

  •
  higher fares and rates in the airline industry or other travel-related industries;

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  labor actions involving airline or other travel suppliers;

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  political instability and hostilities;

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  fuel price escalation;

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  increased occurrence of travel-related accidents;

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  bankruptcies of travel suppliers and vendors; and

  •
  bad weather.

        Evolving government regulation could impose taxes or other burdens on our business, which could increase our costs or decrease demand for our products.

        We must comply with laws and regulations applicable to online commerce. Increased regulation of the Internet or different applications of existing laws might slow the growth in the use of the Internet and commercial online services, which could decrease demand for our products, increase the cost of doing business or otherwise reduce our sales and revenues. The statutes and case law governing online commerce are still evolving, and new laws, regulations or judicial decisions may impose on us additional risks and costs of operations.

        Federal legislation imposing limitations on the ability of states to tax Internet-based sales was enacted in 1998. The Internet Tax Freedom Act, which was extended by the Internet Non- Discrimination Act, exempts specific types of sales transactions conducted over the Internet from multiple or discriminatory state and local taxation through November 1, 2003. If this legislation is not renewed when it terminates, state and local governments could impose additional taxes on Internet-based sales, and these taxes could decrease the demand for our products or increase our costs of operations.

        In addition, new regulations, domestic or international, regarding the privacy of our users' personally identifiable information may impose on us additional costs and operational constraints.

        Because our market is seasonal, our quarterly results will fluctuate.

        Our business experiences seasonal fluctuations, reflecting seasonal trends for the products offered by our website, as well as Internet services generally. For example, traditional leisure travel bookings are higher in the first two calendar quarters of the year in anticipation of spring and summer vacations and holiday periods, but online travel reservations may decline with reduced Internet usage during the summer months. In the last two quarters of the calendar year, demand for travel products generally declines and the number of bookings flattens. These factors could cause our revenues to fluctuate from quarter to quarter. Our results may also be affected by seasonal fluctuations in the inventory made available to us by travel suppliers.

        The success of our business depends on continued growth of online travel commerce.

        Our sales and revenues will not grow as we plan if consumers do not purchase significantly more travel products online than they currently do and if the use of the Internet as a medium of commerce for travel products does not continue to grow or grows more slowly than expected. Consumers have traditionally relied on travel agents and travel suppliers and are accustomed to a high degree of human interaction in purchasing travel products. The success of our business is dependent on the number of consumers who use the Internet to purchase travel products increasing significantly.

        Our business is exposed to risks associated with online commerce security and credit card fraud.

        Consumer concerns over the security of transactions conducted on the Internet or the privacy of users may inhibit the growth of the Internet and online commerce. To transmit confidential information such as customer credit card numbers securely, we rely on encryption and authentication technology. Unanticipated events or developments could result in a compromise or breach of the systems we use to protect customer transaction data. Furthermore, our servers and those of our service providers may be vulnerable to viruses or other harmful code or activity transmitted over the Internet. While we proactively check for intrusions into our infrastructure, a virus or other harmful activity could cause a service disruption.

        In addition, we bear financial risk from reservations placed with fraudulent credit card data. Although we have implemented anti-fraud measures, a failure to control fraudulent credit card transactions adequately could adversely affect our business. Because of our limited operating history, we cannot assure you that our anti-fraud measures are sufficient to prevent material financial loss.

Risks Related to This Offering

        There is no established trading market for our Class A common stock, and the market price of our Class A common stock may be highly volatile or may decline regardless of our operating performance.

        There has not been a public market for our Class A common stock prior to this offering. We cannot predict the extent to which a trading market will develop or how liquid that market might become. If you purchase shares of Class A common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

        The market prices of the securities of Internet-related and online commerce companies have been extremely volatile and have declined overall significantly since early 2000. Broad market and industry factors may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the stock price may include, among other things:

  •
  actual or anticipated variations in quarterly operating results;

  •
  changes in financial estimates by us or by any securities analysts who might cover our stock;

  •
  conditions or trends in our industry;

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  changes in the market valuations of other travel service providers;

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  announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

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  announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

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  capital commitments;

  •
  additions or departures of key personnel; and

  •
  sales of our common stock, including sales of our common stock by our directors and officers or our Founding Airlines.

        Future sales of our Class A common stock may cause our stock price to decline.

        If our stockholders sell substantial amounts of our Class A common stock in the public market following this offering, the market price of our Class A common stock could decline. These sales might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate. Based on shares outstanding as of April 15, 2002, upon completion of this offering, we will have             shares of common stock outstanding, assuming that the underwriters do not exercise their option to purchase additional shares. Of these outstanding shares, all of the shares of our Class A common stock sold in this offering will be freely tradable in the public market. The remaining 105,776,643 shares will be restricted securities as defined in Rule 144 under the Securities Act.

        We and our directors, officers and stockholders and substantially all of our option holders have agreed that, subject to limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Goldman, Sachs & Co., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. However, Goldman, Sachs & Co. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

        Subject to the 180-day lock-up agreement, these 105,776,643 restricted securities may be sold into the public market in the future without registration under the Securities Act to the extent permitted under Rule 144.             shares will be available for sale 180 days after the date of this prospectus pursuant to Rule 144; of these shares, approximately    % would be available for sale under Rule 144(k), which imposes no volume or other limits. In addition, commencing 180 days after the date of this prospectus, stockholders holding 105,349,646 outstanding shares of these restricted securities will have registration rights which could allow those holders to sell their shares freely through a future registration statement filed under the Securities Act.

        In addition, 17,129,372 shares reserved for issuance pursuant to outstanding options and 4,503,631 shares available for grant under our existing stock plans as of April 15, 2002 will become eligible for sale in the public market once permitted by provisions of various vesting agreements, lock-up agreements and Rule 144, as applicable. See "Shares Eligible for Future Sale".

        You will suffer an immediate and substantial dilution in the net tangible book value of the Class A common stock you purchase.

        Prior investors have paid substantially less per share than the price in this offering. The initial public offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. As a result, investors purchasing Class A common stock in this offering will incur immediate dilution of $             per share. The exercise of outstanding options and future equity issuances will result in further dilution to investors.

        We do not expect to pay any dividends for the foreseeable future.

        We do not anticipate that we will pay any dividends to our stockholders in the foreseeable future. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize on their investment. Investors seeking cash dividends should not purchase our Class A common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. You can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continues" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

        Forward-looking statements include, but are not limited to, our discussion of the following:

  •
  our plans to introduce two new technology initiatives, Booking Engine Services and our supplier link technology, and our belief that they can increase our revenue, lower our operating costs and increase our profitability, in "Prospectus Summary—Orbitz—Strategy—Pursue New Business Opportunities," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Revenues, Net," "Business—Competitive Strengths—Innovative Technology Platform" and "Business—Technology Services" and summaries thereof;

  •
  our operating expenses continuing to decline relative to our revenues and our ability to meet our anticipated liquidity needs for the foreseeable future, in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Operating Expenses" and "—Liquidity and Capital Resources";

  •
  future growth of the online travel industry, including the chart showing historical and projected travel sales for 1999 to 2005, in "Business—Industry Background—The Online Travel Industry"; and

  •
  all of the statements in "Business—Strategy" and summaries thereof about our plans, goals, intentions, expectations and beliefs concerning expanding our customer base and market share, increasing the mix of non-air travel products (including our "merchant" lodging initiative with TravelWeb and its effect on our lodging offerings and room sales and intention to increase sales of vacation, cruise and other travel offerings), promoting customer retention, achieving the lowest transaction costs and leading customer conversion rates in the industry and pursuing new business opportunities (including statements about our supplier link technology, corporate travel initiatives and our plans to participate in developing software products for use by retail travel agents).

USE OF PROCEEDS

        Our net proceeds from the sale of           shares of Class A common stock in this offering are estimated to be approximately $           million, assuming an initial public offering price of $           per share (the mid-point of the offering range shown on the cover of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses, which are payable by us. We intend to use the net proceeds from this offering for working capital and general corporate purposes.

        The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash that we generate from operations. As a result, we will retain broad discretion over the allocation of the net proceeds of this offering. We also may use a portion of the net proceeds for the acquisition of businesses, products and technologies. We have no current agreements or commitments for acquisitions of any businesses, products or technologies. Pending these uses, we will invest the net proceeds of this offering in short-term money market and money market equivalent securities.

DIVIDEND POLICY

        Orbitz, Inc. has never declared or paid cash dividends on its capital stock and Orbitz, LLC has never declared any distributions to its members. We do not anticipate that Orbitz, Inc. will pay any cash dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and growth of our business.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2002:

  •
  on an actual basis;

  •
  on an "as adjusted" basis to reflect the IPO Exchange in which all the membership units of Orbitz, LLC held by our Founding Airlines or their affiliates will be exchanged for 105,349,646 shares of Class B common stock of Orbitz, Inc. prior to the consummation of this offering; and

  •
  on an "as further adjusted" basis to reflect the IPO Exchange, the sale of shares of Class A common stock offered by us at an assumed initial public offering price of $            per share (the mid-point of the estimated price range shown on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the automatic conversion effective at the closing of this offering of our outstanding Class C common stock into 426,997 shares of Class A common stock.

        The number of shares of Class A common stock outstanding as of March 31, 2002 excludes 21,633,003 shares of common stock reserved for issuance under our stock plans as of April 15, 2002, of which 17,129,372 shares at an exercise price of $2.32 per share were issuable upon the exercise of outstanding options as of April 15, 2002.

        You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of March 31, 2002
	Actual	As Adjusted	As Further Adjusted
	(in thousands, except share and per share data) (unaudited)
Cash and cash equivalents	$39,125	$39,125	$
Members' Equity
Class A units	51,619	—	—
Class B units	1	—	—
Stockholders' equity:
Preferred stock, $.001 par value per share, 22,059 shares authorized, issued, and outstanding, actual; 35,000,000 shares authorized, and no shares issued and outstanding, as adjusted	—	—	—
Common stock, $.001 par value per share, 22,082,059 shares authorized, actual; and 600,000,000 authorized, as adjusted	—	—	—
Class A common stock, $.001 par value per share, no shares authorized, issued and outstanding, actual; 275,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Class B common stock, $.001 par value per share, 300,000,000 shares authorized:
Series B-AA; $.001 par value per share, no shares authorized, issued and outstanding, actual; 60,000,000 shares authorized, 27,565,785 issued and outstanding, as adjusted	—	28	28
Series B-CO; $.001 par value per share, no shares authorized, issued and outstanding, actual; 60,000,000 shares authorized, 14,530,985 issued and outstanding, as adjusted	—	15	15
Series B-DL; $.001 par value per share, no shares authorized, issued and outstanding, actual; 60,000,000 shares authorized, 19,281,141 issued and outstanding, as adjusted	—	19	19
Series B-NW; $.001 par value per share, no shares authorized, issued and outstanding, actual; 60,000,000 shares authorized, 16,405,950 issued and outstanding, as adjusted	—	16	16
Series B-UA; $.001 par value per share, no shares authorized, issued and outstanding, actual; 60,000,000 shares authorized, 27,565,785 issued and outstanding, as adjusted	—	28	28
Class C common stock, $.001 par value per share, no shares authorized, issued and outstanding, actual; 25,000,000 shares authorized, 426,997 shares issued and outstanding, as adjusted	—	—	—
Common stock, $.001 par value per share, 22,082,059 shares authorized, 426,997 shares issued and outstanding, actual; no shares authorized, issued and outstanding, as adjusted	—	—	—
Additional paid-in capital	1,013	52,527
Unearned stock-based compensation	(267)	(267)
Accumulated deficit	—	—	—

Total members' and stockholders' equity	52,366	52,366

Total capitalization	$52,366	$52,366	$

DILUTION

        If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of Class A common stock upon the completion of this offering.

        Calculations relating to shares of Class A common stock in the following discussion and tables assume the following have occurred as of March 31, 2002: (i) the restructuring transaction (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Restructuring"), (ii) the exchange of all membership units of Orbitz, LLC held by our Founding Airlines or their affiliates for 105,349,646 shares of Class B common stock, (iii) the conversion of all shares of Class B common stock into 105,349,646 shares of Class A common stock and (iv) the automatic conversion of all shares of Class C common stock into 426,997 shares of Class A common stock.

        Our net tangible book value as of March 31, 2002 equaled approximately $52 million, or $0.49 per share of Class A common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of Class A common stock outstanding. After giving effect to the sale of shares of Class A common stock offered by us in this offering at an assumed initial public offering price of $         per share (the mid-point of the estimated price range shown on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book value, as adjusted, as of March 31, 2002, would have equaled approximately $         , or $        per share of Class A common stock. This represents an immediate increase in net tangible book value of $         per share to our existing stockholders and an immediate dilution in net tangible book value of $         per share to new investors of Class A common stock in this offering. If the initial public offering price is higher or lower, the dilution to new investors will be greater or less, respectively. The following table illustrates this per share dilution to new investors purchasing our Class A common stock in this offering.

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2002	$0.49
Increase in net tangible book value per share attributable to this offering

Net tangible book value per share after this offering

Dilution per share to new investors		$

        The following table as of March 31, 2002 summarizes the differences between our existing stockholders and new investors with respect to the number of shares of Class A common stock issued by us, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect an assumed initial public offering price of $         per share (the mid-point of the estimated price range shown on the cover of this prospectus).

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders	105,776,643%		$204,772,000%		$1.94
New investors

Total		100%		$100%

        The preceding tables assume no issuance of shares of Class A common stock under our stock plans after March 31, 2002. As of March 31, 2002, 17,044,372 shares were subject to outstanding options at an exercise price of $2.32 per share. To the extent outstanding options are exercised, there will be further dilution to new investors.

SELECTED FINANCIAL DATA

        You should read the following selected financial data in conjunction with the combined financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

        The combined statements of operations data reflect the combined operations of Orbitz, Inc. and Orbitz, LLC. We derived the combined statements of operations data for the period from February 24, 2000 (date of inception) through December 31, 2000 and for the year ended December 31, 2001, and the combined balance sheet data as of December 31, 2000 and 2001, set forth below, from our audited combined financial statements. We derived the combined statements of operations data for the three months ended March 31, 2001 and 2002, and the combined balance sheet data as of March 31, 2001 and 2002, from our unaudited interim combined financial statements. In management's opinion, these unaudited combined financial statements have been prepared on substantially the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the combined financial information for the periods presented. The historical results do not necessarily indicate results expected for any future period.

	February 24, 2000 (date of inception) through December 31, 2000
			Three Months Ended March 31,
		Year Ended December 31, 2001
			2001	2002
			(unaudited)
	(in thousands, except per share data)
Combined Statements of Operations Data:
Revenues, net: (1)
Air revenues, net	$ —	$37,752	$3	$26,895
Other travel revenues	—	2,557	—	2,474
Other revenues	—	3,094	—	2,798

Total revenues, net		43,403	3	32,167
Cost of revenues		50,077	5,750	17,674

Gross profit (loss)	—	(6,674)	(5,747)	14,493

Operating expenses:
Sales and marketing	7,204	51,517	4,167	12,907
Technology and development	12,436	31,747	11,486	6,662
General and administrative	22,784	14,588	4,171	3,906
Stock-based compensation	429	976	221	228

Total operating expenses	42,853	98,828	20,045	23,703

Operating loss	(42,853)	(105,502)	(25,792)	(9,210)
Interest income	1,886	2,265	566	284

Net loss (2)	$(40,967)	$(103,237)	$(25,226)	$(8,926)

	February 24, 2000 (date of inception) through December 31, 2000
			Three Months Ended March 31,
		Year Ended December 31, 2001
			2001	2002
			(unaudited)
	(in thousands, except per share data)
Combined Balance Sheet Data, at End of Period:
Cash and cash equivalents	$41,604	$47,461	$17,742	$39,125
Working capital (current assets less current liabilities)	34,944	32,144	1,785	26,316
Total assets	64,640	87,764	50,475	86,401
Total long-term liabilities	320	960	480	1,120
Total equity	53,898	61,013	28,733	52,366
Other Financial Data (unaudited):
EBITDA (3)	$(42,721)	$(97,453)	$(25,144)	$(5,741)
Gross bookings (4)	—	818,493	—	541,581

(1)
Revenues represent activities of Orbitz subsequent to the limited launch of our website in February 2001. Revenues include significant transactions with our Founding Airlines and certain of their affiliates. See further information about related party transactions at Note 8 to the combined financial statements appearing elsewhere in this prospectus.

(2)
No provision for income taxes is reflected as Orbitz, LLC is treated as a partnership for tax purposes. All operating losses of the partnership have been allocated to our Founding Airlines. Subsequent to this offering, we will be taxed as a C corporation rather than as a partnership and profits and losses will be taxed at the corporate level.

(3)
EBITDA is net loss before interest income, depreciation expense and amortization expense. Depreciation and amortization expense is included in cost of revenues and operating expenses. We may calculate EBITDA differently than other companies. While EBITDA is not a recognized measure under accounting principles generally accepted in the United States of America, we believe that investors may find it to be a useful tool for analyzing our financial results. EBITDA should not be construed:

  •
  as an indicator of our operating performance instead of operating income (loss); or

  •
  as a measure of liquidity instead of cash flows from operating activities.

(4)
"Gross bookings" represents the total value of travel booked through our website, including taxes and fees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following is a discussion of the combined operations of Orbitz, Inc. and Orbitz, LLC and should be read in conjunction with the "Selected Financial Data" and our combined financial statements and the related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

  Description of Business

        We are a leading online travel company that enables our customers to search for and purchase a broad array of travel products, including airline tickets, lodging, car rentals, cruises and vacation packages. At present, we derive substantially all of our revenues from the following sources:

  •
  Supplier transaction fees: We receive minimum transaction fees based upon contractual arrangements with our charter associates. We receive market based commissions from our non-charter suppliers who currently pay commissions to online travel agents.

  •
  Consumer service fees: Consumers pay a $5.00 per ticket (maximum $10.00 per reservation) service fee on air transactions and other additional fees in certain cases.

  •
  Reservation system booking incentives: We receive booking incentives under our contract with Worldspan for air and car rental ticket reservations, and Pegasus Solutions for lodging reservations made on their systems. We are contractually obligated to share with each of our charter associates a percentage of the booking incentives we receive that pertain to travel products booked with that charter associate.

  •
  Sales of advertisements on our website: Advertising revenues are derived primarily from the delivery of third-party impressions on our website.

  Formation

        On February 24, 2000, Orbitz, LLC was formed as a Delaware limited liability company under the name of "DUNC, LLC". Its initial members consisted of Continental Airlines, Delta Air Lines, Northwest Airlines and United Air Lines. On May 9, 2000, American Airlines acquired membership interests in DUNC, LLC. Orbitz, Inc. was originally formed under the name of "DUNC, Inc." and was incorporated in the State of Delaware on May 4, 2000. Pursuant to a series of subscription letters dated May 9, 2000, its initial stockholders consisted of American Airlines, Continental Airlines, Delta Air Lines, Northwest Airlines and United Air Lines. Additionally on May 9, 2000, DUNC, Inc, purchased an investment in DUNC, LLC and joined the other four airlines as a member of DUNC, LLC. In July 2000, DUNC, LLC and DUNC, Inc. changed their names to "Orbitz, LLC" and "Orbitz, Inc.", respectively.

        From February 24, 2000 through February 2001, we were developing our business, which included technology development and the establishment of our operations. During this period, we did not generate any revenue. On February 20, 2001, we had a limited launch of our website, which generated small amounts of revenue. On June 4, 2001, we launched Orbitz.com to the general public and began generating meaningful revenue.

  Restructuring

        On April 10, 2002, we entered into a restructuring transaction to, among other things: (1) restructure the capitalization of Orbitz, Inc. and Orbitz, LLC to facilitate ownership by our Founding Airlines or their affiliates and future investors in Orbitz, Inc., (2) designate Orbitz, Inc. as the sole manager of Orbitz, LLC and (3) adopt our 2002 Stock Plan. To accomplish this restructuring, a new wholly owned entity, CANDU, Inc., was formed by our Founding Airlines or their affiliates. CANDU, Inc. was then merged with and into Orbitz, Inc. As a result of this restructuring transaction: (1) Orbitz, Inc. adopted the form of certificate of incorporation of CANDU, Inc. as its certificate of incorporation and (2) the capitalization of Orbitz, Inc. was restructured to give effect to the current capitalization of CANDU, Inc. Also in connection with the restructuring, Orbitz, Inc. amended and restated its bylaws and adopted the CANDU, Inc. 2002 Stock Plan as its 2002 Stock Plan, and the limited liability company agreement of Orbitz, LLC was amended to designate Orbitz, Inc. as the sole manager. Pursuant to the certificate of incorporation of Orbitz, Inc., adopted in connection with the restructuring, each share of Class C common stock converts into one share of Class A common stock, $.001 par value, of Orbitz, Inc. upon the earlier of (i) an initial public offering or (ii) a contribution by the airline investors of their membership units in Orbitz, LLC to Orbitz, Inc. in exchange for common stock of Orbitz, Inc. in an exchange that, together with certain related transactions, is intended to qualify as a tax-free exchange pursuant to Section 351 of the Internal Revenue Code of 1986, as amended.

        A new measurement date for stock awards occurred as a result of the restructuring transaction. Total compensation expense related to this new measurement date is $35,466,000. Compensation expense of $15,076,000 will be recognized on vested stock awards upon the consummation of this offering and the remaining $20,390,000 will be recognized on unvested stock awards on a go- forward basis from the date of this offering over their remaining vesting periods.

        Assuming an offering date of July 31, 2002, we expect to recognize the remaining expense as follows:

Period from August 1 through December 31, 2002	$4,160,000
Year ended 2003	8,632,000
Year ended 2004	6,090,000
Year ended 2005	1,455,000
Year ended 2006	53,000

        These amounts may change due to forfeitures and additional grants of stock awards.

  Charter Associate Agreements

        We have signed charter associate agreements with 42 airlines, including our Founding Airlines, five of the largest U.S. lodging companies and seven major car rental companies. Our charter associate agreements with our Founding Airlines are terminable by them in July 2007, and our agreements with other suppliers are generally terminable by them within one to two years. These agreements provide Orbitz with access to all fares and rates generally available to the public, including rates and fares available on the suppliers' website. In addition, our charter associates are obligated to provide in aggregate approximately $14 million of in-kind marketing support annually under the terms of our charter associate agreements, based on anticipated bookings and the charter associate agreements currently in effect. Examples of this support could include references to Orbitz in printed promotional materials and in suppliers' fare sale advertising, free tickets for promotional use and access to discounted Web-only fares and rates. Finally, these charter associate agreements provide Orbitz with minimum guaranteed transaction fees that decline periodically during the term of the charter associate agreement. This is important as it gives us a guaranteed transaction fee schedule in a time when travel suppliers are generally reducing or eliminating commissions. In exchange for these benefits, we provide suppliers with the assurance that we show all fares and rates without displaying bias towards any particular supplier; that we will not accept marketing overrides or other payments from a particular supplier in return for providing more desirable placements in displays resulting from search requests; and that we will share with air and car rental suppliers a portion of the booking incentives we receive from the reservation system providers. The guaranteed transaction fee rates under our charter associate agreements decline progressively each year throughout the term of the agreement. Beginning in the second quarter of fiscal year 2002, air charter transaction fee rates will decline approximately 15%, 16%, 27%, 28% and 30% on an annual basis. In addition, lodging charter transaction fee rates will decline approximately 8%, 19%, 17% and 7% and rental car transaction fee rates will decline approximately 17% and 13% starting in fiscal year 2002, on an annual basis. Actual transaction fees associated with a particular transaction depend on the relevant charter agreement in effect at the time of the reservation.

        Without an increase in the volume of transactions, the declining charter associate transaction fees will result in decreased revenue for Orbitz. Supplier transaction fees from charter associates represented 29% of net revenues for the three months ended March 31, 2002.

  Revenues, Net

        We launched our website to the general public in June 2001, after a limited launch in February 2001. To date, we have conducted over six million travel transactions. A transaction represents an airline ticket purchased through our website or a reservation of lodging, rental car, cruise or vacation package made through our website. In the quarter ended March 31, 2002, we had reservations for $542 million in gross bookings.

        Our revenues are derived from: (1) airline travel reservation services; (2) lodging, car rental, cruise and vacation reservation services; and (3) other sources of revenue, including advertising, and the sale of related travel products such as travel protection, credit cards and other technology services.

  •
  Air revenues, net: Revenues derived from airline travel reservation services are the largest component of our revenues, accounting for approximately 87% of revenue in 2001 and 83% for the three months ended March 31, 2002. Our air revenues are primarily derived from supplier transaction fees, consumer service fees and reservation system booking incentives relating to airline travel reservation services.

  The majority of airline supplier transaction fees are based upon contractual agreements with our 42 airline charter associates, including our Founding Airlines, while the remaining percentage is derived from market-based commissions paid by airlines which have not signed charter associate agreements. We permit customers to make an air reservation for up to four passengers in a particular session. Effective in December 2001, we implemented a $5.00 per ticket (maximum $10.00 per reservation) consumer service fee on air transactions. We have, and may in the future charge higher consumer service fees in cases where airlines do not pay supplier transaction fees. We charge additional fees for all air reservations utilizing paper tickets and may charge a fee for exchanging and re-issuing tickets. We receive booking incentives under an agreement with our air reservation service provider, Worldspan. The level of incentives received is based on a contractual agreement and increases based on the annual volume of bookings achieved.

  We recognize airline transaction fees, reservation booking incentive revenues and customer service fees, net of estimated future cancellations, when the relevant reservation is booked on Orbitz.com.

  •
  Other travel revenues: Other travel revenues are primarily derived from supplier transaction fees and reservation system booking incentives relating to lodging, car rental, cruise and vacation reservation services. Other travel revenues accounted for approximately 6% of revenues for the year ended December 31, 2001 and 8% of revenues for the three months ended March 31, 2002. We recognize supplier transaction fees and booking incentives relating to lodging, car rentals, cruises and vacations when we receive payment or notification of entitlement by a third-party.

  •
  Other revenues: Other revenues are comprised of revenue from advertising as well as revenue from sponsoring links on our website to third-party websites and transaction fees from sales of various third-party travel-related products on our website. Examples of such products include travel protection and currency exchange services. Other revenues accounted for approximately 7% of revenues for the year ended December 31, 2001 and 9% of revenues for the three months ended March 31, 2002. Advertising revenues are derived from the delivery of impressions on our website. Advertising revenues are recognized on display of each advertisement or ratably over the advertising period, depending on the terms of the advertising contract.

        We are currently developing two technology initiatives, supplier link technology and Booking Engine Services, and will record revenues from these initiatives, when and if realized, as a component of air revenues and other revenues, respectively. Our supplier link technology will enable us to establish direct links with an airline's internal reservation system, allowing us to bypass GDSs for a portion of our airline ticket bookings. Our supplier link technology initiative is at an early stage, however, and we will need to address technical and commercial issues for it to succeed. We believe this initiative can reduce distribution costs for airlines, while increasing our profitability.

        Through our Booking Engine Services, we will use our technology to handle bookings on an outsourced basis for some of our airline suppliers. Effective April 15, 2002, we launched our first "powered by Orbitz" airline website for American Airlines, so that all airline tickets purchased on AA.com, the American Airlines website, are routed through our booking technology. As of March 31, 2002, we had not yet recognized revenue for these services. We expect to recognize revenues for these services in the second quarter of 2002. We have signed an agreement with Northwest Airlines to provide similar services.

  Cost of Revenues

        Cost of revenues consists primarily of fees paid to vendors for call center and ticket fulfillment services, the costs of operating our data centers, the portion of the reservation system booking incentive fees that we share with travel suppliers and reserves and related payments to airlines for tickets purchased with fraudulent credit cards.

  Operating Expenses

        Our operating expenses consist of sales and marketing, technology and development, general and administrative and stock-based compensation expenses. Sales and marketing expenses consist of advertising, distribution and public relations expenses as well as personnel related costs. As we continue to build the Orbitz brand and drive traffic to Orbitz.com, we expect that our advertising and distribution expenses may increase. Technology and development costs consist primarily of compensation for personnel, research and development costs and maintenance of our website. Orbitz capitalizes the cost of software developed or obtained for internal use. General and administrative expenses consist primarily of compensation for personnel to support functions such as executive, finance, legal and human resources as well as other professional services. We expect our technology and development as well as our general and administrative expenses to increase in absolute terms as we continue to grow our business. However, they should continue to decrease as a percentage of revenue.

        Stock-based compensation expenses are the result of restricted stock granted to certain employees. These restricted shares vest over a period ranging from 9 to 36 months. Additionally, we are obligated to pay to Jeffrey G. Katz, our Chairman, President and Chief Executive Officer, in cash an amount calculated by multiplying 250,000 by the difference between $10.00 and the fair market value of our common stock (if less than $10.00) at the earlier of three years from the date of grant or 30 days after an initial public offering of Orbitz, Inc. shares at his option. Orbitz is currently accruing the fair market value of the granted shares and the potential cost of this agreement over the three-year vesting period.

  Income Taxes

        Orbitz, LLC is a limited liability company whose members are generally individually responsible for income taxes that result from the operations of Orbitz, LLC. Prior to this offering, the limited liability company agreement of Orbitz, LLC required that the tax losses be first allocated to our Founding Airlines. Accordingly, all tax losses incurred prior to this offering have been allocated to our Founding Airlines and Orbitz, Inc. has not been allocated any taxable income or loss. Following this offering, we will be taxed as a C corporation rather than as a partnership. Subject to certain limitations, Orbitz, Inc. will utilize its net operating losses incurred from the date of the offering to reduce future taxable income to the extent permitted by the applicable tax laws.

Results of Operations

Three Months Ended March 31, 2001 and 2002

  Revenues, Net

        Since the public launch of our website did not occur until June 4, 2001, we did not have significant revenues in the period ended March 31, 2001. Our revenue for the three months ended March 31, 2002 was $32.2 million. The increase in revenue was attributable to the public launch of our website in June 2001. Approximately $26.9 million of this increase in revenue was attributable to the increase in air revenues. Effective December 2001, we implemented a $5.00 per ticket (maximum $10.00 per reservation) consumer service fee on most air transactions. The implementation of the consumer service fee represented $6.1 million of the air increase for the three months ended March 31, 2002. The remaining $5.3 million increase in revenue was driven by increases in other travel revenues and other revenue.

  Cost of Revenues

        Cost of revenues increased 207% from $5.8 million in the three months ended March 31, 2001 to $17.7 million for the three months ended March 31, 2002. The increase in cost of revenues was attributable to payments to vendors for call center and ticket fulfillment operations and the portion of the reservation system booking incentive fees that we share with travel suppliers. Cost of revenues for the three months ended March 31, 2001 was driven by the need to staff and train personnel for the call centers, fulfillment operations and data center operations even though we had not yet publicly launched our website. Cost of revenues was 55% of net revenues in the quarter ended March 31, 2002.

  Sales and Marketing

        Sales and marketing costs increased 210% from $4.2 million in the three months ended March 31, 2001 to $12.9 million in the three months ended March 31, 2002. This increase was primarily attributed to promotional activities intended to direct traffic to our website, such as Internet banner advertisements purchased on other websites. Sales and marketing expenses incurred in the three months ended March 31, 2001 were primarily related to marketing personnel and advertising agency fees.

  Technology and Development

        Technology and development expenses decreased 42% from $11.5 million for the three months ended March 31, 2001 to $6.7 million for the three months ended March 31, 2002. The decrease in our technology and development expenses resulted from a reduction in consulting fees that were incurred to build the website in the three months ended March 31, 2001.

  General and Administrative

        General and administrative costs decreased 6% from $4.2 million for the three months ended March 31, 2001 to $3.9 million for the three months ended March 31, 2002. The decrease was primarily attributed to lower legal costs as Orbitz incurred substantial external legal fees for the three months ended March 31, 2001 in connection with the development of our business and in preparation of the public launch of Orbitz.com. We expect to incur continued significant legal expenses in the future.

For the period from February 24, 2000 (date of inception) through December 31, 2000 and for the year ended December 31, 2001

  Revenues, Net

        The public launch of our website occurred on June 4, 2001, so we had no revenue for the period from February 24, 2000 (date of inception) through December 31, 2000. Revenue for the year ended December 31, 2001 was $43.4 million. The increase in net revenue was driven by the public launch of our website. Approximately $37.8 million and $2.6 million of this increase was driven by the launch of airline and other travel reservations services, respectively. The remaining $3.1 million increase in revenue was driven by the launch of advertising and other products on our website.

  Cost of Revenues

        Orbitz had not commenced commercial operations for the period from February 24, 2000 (date of inception) through December 31, 2000 and therefore, incurred no cost of revenues. Cost of revenues in the year ended December 31, 2001 was $50.1 million, driven by payments to vendors for call center and ticket fulfillment operations and the portion of the reservation system booking incentive fees that we share with travel suppliers.

  Sales and Marketing

        Sales and marketing costs increased 615% from $7.2 million for the period from February 24, 2000 (date of inception) through December 31, 2000 to $51.5 million in the year ended December 31, 2001. Sales and marketing expenses incurred for the period from February 24, 2000 (date of inception) through December 31, 2000 were primarily related to marketing personnel and advertising production costs. The increase in 2001 was attributed to the cost of direct promotional activities intended to drive traffic to Orbitz.com, and to establish, enhance and maintain the Orbitz brand. We believe that enhancing and maintaining the Orbitz brand is a critical aspect of our efforts to attract and expand online traffic. Accordingly, we expect to continue to invest in the Orbitz brand, which will increase the amount we spend on sales and marketing in future periods.

  Technology and Development

        Technology and development costs increased 155% from $12.4 million for the period from February 24, 2000 (date of inception) through December 31, 2000 to $31.7 million in the year ended December 31, 2001. Many of our technology employees were hired in the third and fourth quarter of 2000, so the increase was largely related to full year employee expenses during 2001.

  General and Administrative

        General and administrative costs decreased 36% from $22.8 million for the period from February 24, 2000 (date of inception) through December 31, 2000 to $14.6 million for the year ended December 31, 2001. The decrease was primarily attributed to the higher level of legal costs and other start-up costs incurred in 2000.

Quarterly Unaudited Results of Operations

        The following table sets forth our quarterly unaudited combined statements of operations for the periods presented.

        In management's opinion, the quarterly unaudited combined statements of operations have been prepared on substantially the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the combined financial position and combined operating results for the quarters presented. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period and you should not rely on them as such.

        Our business experiences seasonal fluctuations, reflecting seasonal trends for the products offered by our website, as well as Internet services generally. For example, traditional leisure travel bookings are higher in the first two calendar quarters of the year in anticipation of spring and summer vacations and holiday periods, but online travel reservations may decline with reduced Internet usage during the summer months. In the last two quarters of the calendar year, demand for travel products generally declines and the number of bookings flattens. These trends are difficult to discern in our results since we have simultaneously experienced a shift from offline to online purchasing and market share growth relative to our competitors.

	Feb. 24, 2000 (date of inception) through Mar. 31, 2000	Three Months Ended
		June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002
	(unaudited) (in thousands)
Revenues, net:
Air revenues, net	$ —	$ —	$ —	$ —	$3	$2,062	$14,570	$21,117	$26,895
Other travel revenues	—	—	—	—	—	6	735	1,816	2,474
Other revenues	—	—	—	—	—	—	651	2,443	2,798

Total revenues, net	—	—	—	—	3	2,068	15,956	25,376	32,167
Cost of revenues	—	—	—	—	5,750	7,421	18,328	18,578	17,674

Gross profit (loss)	—	—	—	—	(5,747)	(5,353)	(2,372)	6,798	14,493

Operating expenses:
Sales and marketing	856	1,333	1,819	3,196	4,167	13,155	19,107	15,088	12,907
Technology and development	729	2,327	2,063	7,317	11,486	8,249	6,416	5,596	6,662
General and administrative	2,977	5,802	7,355	6,650	4,171	3,350	3,686	3,381	3,906
Stock-based compensation	—	—	208	221	221	271	242	242	228

Total operating expenses	4,562	9,462	11,445	17,384	20,045	25,025	29,451	24,307	23,703

Operating loss	(4,562)	(9,462)	(11,445)	(17,384)	(25,792)	(30,378)	(31,823)	(17,509)	(9,210)
Interest income	117	300	567	902	566	705	558	436	284

Net loss	$(4,445)	$(9,162)	$(10,878)	$(16,482)	$(25,226)	$(29,673)	$(31,265)	$(17,073)	$(8,926)

  Revenues, Net

        Our revenues have increased sequentially in every quarter since we launched our website in June 2001 primarily due to increased consumer awareness of Orbitz, increased consumer adoption of the Internet as a place to purchase travel, increased migration from offline travel agents to Internet-based travel agents and a higher base of recurring customers. Net revenue increased 27% from $25.4 million in the quarter ended December 31, 2001 to $32.2 million for the quarter ended

March 31, 2002 primarily due to an increase in airline transactions. The implementation, in December 2001, of our $5.00 service fee (maximum $10.00 per reservation) for transactions booked on Orbitz.com represented $6.1 million of this increase. The increase from service fees was partially offset by a decrease in booking incentives per ticket due to the resetting of the booking incentive rates at the beginning of the new contract year.

  Cost of Revenues

        The dollar amounts of cost of revenues has increased but decreased as a percentage of net revenues in every quarter since we launched our website. Cost of revenues was 55% of revenues in the quarter ended March 31, 2002 compared with 73% of net revenues in the quarter ended December 31, 2001. The reduction in cost of revenues as a percentage of net revenues was attributable to efficiencies associated with higher transaction volumes, the allocation of fixed expenses over a larger revenue base and an increasing percentage of advertising revenues as a percentage of total revenue.

  Operating Expenses

        Operating expenses as a percentage of net revenue have decreased in every quarter since the launch of our website. Operating expenses were 74% of net revenues in the quarter ended March 31, 2002 compared with 96% of net revenues in the quarter ended December 31, 2001. This was attributable to our increasing revenue base relative to a reasonably consistent fixed cost base. Operating expenses, particularly in the quarters ended June 30, 2001 and September 30, 2001 were higher than in subsequent quarters due to increased marketing and technology related expenditures surrounding the launch of our business.

Liquidity and Capital Resources

        We have financed our activities primarily through contributions from our Founding Airlines and their affiliates and through lease arrangements on our equipment. Our Founding Airlines and their affiliates have invested an aggregate of $204.8 million in Orbitz through March 31, 2002. The Founding Airlines and their affiliates have no obligations to make further investments in us, and we do not anticipate that they will do so. Depending on the nature of the financing, our ability to raise capital from other sources may require the consent of three-fourths of our board of directors and the unanimous consent of the holders of Class B common stock. We have incurred significant losses since inception. We have incurred accumulated losses of $153.1 million through March 31, 2002.

        During the next 12 months, we intend to continue our marketing campaign focused on the retention of existing customers and the acquisition of new customers. In addition, we plan to continue to invest in expanding our product offerings, improving our website and improving the infrastructure supporting customer service and customer care. We believe that our existing cash and future cash flows from operations will be sufficient to meet our liquidity needs through the end of 2002. Proceeds from this offering will provide additional liquidity and will be used for general corporate purposes. We believe that the proceeds from this offering, our available cash and anticipated future cash flows will be sufficient to fund currently anticipated liquidity needs for the foreseeable future. However, any projections of future cash inflows and outflows and any projections of the future state of the economy and travel industry conditions, which may have a direct effect on our cash inflows, are subject to substantial uncertainty. If we determine that we need to raise additional capital in the future, we may seek to sell additional equity or borrow funds. The sale of additional equity would result in dilution to our stockholders. We cannot assure you that any of these financing alternatives will be available in amounts or on terms acceptable to us, if at all. If we are unable to raise or borrow any needed additional capital, we could be required to significantly alter our operating plan, which could have a material adverse effect on our business, financial condition or results of operations.

        Net cash used in operations was $31.2 million for the period from February 24, 2000 (date of inception) through December 31, 2000 and $83.5 million for the year ended December 31, 2001. This increase was attributable to the fact that we commenced operations in February 2000 and did not incur a full year of expenses as well as the fact that our expenses increased in sequential quarters as we grew our business, added additional personnel and increased marketing and technology related expenditures as part of launching our website. Cash used in operations has decreased sequentially in every quarter since the quarter ended June 30, 2001 when we used $36.0 million in cash as we launched our website. Cash used in operations since June 30, 2001 has decreased to $25.2 million, $7.8 million and $7.6 million in the quarters ended September 30, 2001, December 31, 2001 and March 31, 2002, respectively. The decrease in cash used was partially attributable to our increasing revenue base that partially offset our expenditures.

        Net cash used in investing activities was $21.9 million for the period ended December 31, 2000, $20.6 million for the year ended December 31, 2001, and $0.7 million for the three months ended March 31, 2002. The investing activities consisted primarily of the purchase of property and equipment and restricted investments, net of redemptions.

        Cash flows from financing activities amounted to $94.8 million for the period ended December 31, 2000 and $110.0 million for the year ended December 31, 2001. These amounts primarily related to contributions from our Founding Airlines and their affiliates. No financing activities occurred during the three months ended March 31, 2002.

Summary Disclosures about Contractual Obligations and Commercial Commitments

        The following tables reflect a summary of our contractual cash obligations and other commercial commitments at March 31, 2002 (in thousands):

	Payments Due by Period
Contractual Cash Obligations:	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Operating leases	$12,824	$7,317	$2,302	$2,236	$969
Outsourcing agreements.	3,159	1,325	1,834	—	—
Software licenses	14,500	2,000	5,000	7,500	—

Total contractual cash obligations	$30,483	$10,642	$9,136	$9,736	$969

	Amount of Commitment Expiration Per Period
Other Commercial Commitments:	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Letters of credit	$6,611	$5,175	$605	$554	$277

        Additionally, as a component of an employment agreement with Jeffrey G. Katz, our Chairman, President and Chief Executive Officer, we are obligated to pay in cash an amount calculated by multiplying 250,000 by the difference between $10.00 and the fair market value of our common stock (if less than $10.00) at the earlier of three years from the date of grant or 30 days after the initial public offering of our Class A common stock.

Critical Accounting Policies

        In presenting our combined financial statements in conformity with generally accepted accounting principles in the United States of America, we are required to make estimates and assumptions that affect the amounts reported therein. Certain of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. While we believe the estimates and assumptions used were the most appropriate, actual results could differ significantly from those estimates under different assumptions and conditions. Accordingly, we have reviewed our accounting policies to identify those policies where we are required to make particularly subjective and complex judgments that could have a material effect on our reported financial condition or results of operations.

        The majority of our business operates in an environment where we are paid a fee for a service performed, and therefore, the majority of our recurring operations are recorded in our combined financial statements using accounting policies that are not particularly subjective, nor complex. Following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on our reported financial condition or results of operations.

  Revenue Recognition

        Our revenues are primarily derived from air revenues, other travel revenues, and other revenues. Air revenues are derived from supplier transaction fees, consumer service fees and reservation system booking incentives. Supplier transaction fees make up the majority of these revenues. A certain percentage of supplier transaction fees are based upon contractual agreements while the remaining percentage are determined by the individual airlines.

        We recognize supplier transaction fees at the time of the booking of the reservation, net of estimated future cancellations. At December 31, 2001, we had recorded estimated liabilities for refundable airline ticket transaction cancellations of $270,000. The estimated liabilities are based on historical cancellation rates, which are provided by our Founding Airlines. We recognize customer service fees when the consumer books a reservation. We receive booking incentives under access agreements with reservation system providers for travel bookings made through the providers' systems. The level of incentives earned is based on contractual agreements and increases based on the annual volume of bookings achieved by us. These incentives are collected monthly, based on estimated annual volumes, but are recognized as income at the time of booking based on the applicable contractual rate and volume achieved.

        Other travel revenues are derived from supplier transaction fees and reservation system booking incentives relating to lodging, car rental, cruise and vacation reservation services. We recognize supplier transaction fees and reservation system booking incentives on lodging, car rental, vacation and cruise reservations either on receipt of transaction fees or on notification of entitlement by a third party.

        Other revenues are primarily comprised of revenue from advertising, sponsoring links on our website and transaction fees from sales of various third-party travel-related products on the website. Advertising revenues are derived primarily from the delivery of impressions on our website. Advertising revenues are recognized either on display of each individual advertisement or ratably over the advertising period, depending on the terms of the advertising contract. Revenues from sponsoring links are recognized upon notification of entitlement from the alliance partner. We have received upfront payments from travel-related product vendors which are deferred and recognized over the terms of the respective agreements.

  Reserve for Credit Card Fraud

        We are liable to airline suppliers for the face value of airline tickets, net of transaction fees, booked on our website. We record a reserve based on management's estimates of fraudulent transactions booked through our website. This estimate is based on historical fraud rates and the estimated lag in notification of fraudulent transactions. We have had less than a year to calculate fraud rates and estimate the notification lag. If circumstances change (i.e., higher than expected fraud rates or a delay in reporting chargebacks by airline suppliers), our estimates of fraudulent transactions could be increased by a material amount. We have implemented fraud detection software and work with fraud prevention groups to enhance our fraud control processes.

  Accounting for Internal Use Software

        We develop various software applications for internal use. We account for those costs in accordance with the provisions of Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use and Emerging Issues Task Force Issue 00-2, Accounting for Website Development. These pronouncements require computer software costs associated with internal use software and website development to be expensed as incurred until certain capitalization criteria are met. These pronouncements also define which types of costs should be capitalized and which should be expensed. These capitalized costs are then depreciated over their estimated useful lives which range from two to three years. Capitalization begins when the preliminary project stage of the application has been completed and it is probable that the project will be completed and used to perform the function intended. Depreciation begins when the software is placed in service. Software development costs that are capitalized are evaluated for impairment in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS No. 144.

        The determination of which types of costs are capitalizable is subject to management judgment and can produce variability in the types and amounts of costs capitalized. It may be necessary for us to write-off amounts associated with the development of internal use software if the project cannot be completed as intended. Our expansion into new technology-based service offerings requires the development of internal use software that will be susceptible to rapid and significant changes in technology. We may be required to write-off unamortized costs if an internal use software program is replaced with an alternative tool prior to the end of the software's estimated useful life. General uncertainties related to expansion into the online travel industry, including the timing of introduction and market acceptance of our services, may adversely impact our estimates of useful life and the recoverability of these assets.

  Stock Compensation

        SFAS No. 123, Accounting for Stock-Based Compensation, requires the measurement of the fair value of stock options or warrants to be included in the combined statements of operations or disclosed in the notes to combined financial statements. We have determined that we will account for stock-based compensation for employees under the intrinsic value-based method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and elect the disclosure-only alternative under SFAS No. 123. We have a policy to grant stock-based compensation awards at the fair market value at the date of grant.

        Since we have been a private company prior to the completion of this offering, it was necessary to estimate the fair market value of our securities as there was no public market for our securities. Estimates have been primarily based on financings with our Founding Airlines that occurred close in time to the stock awards, and, in certain circumstances, valuations performed by outside consultants. It may be necessary to record compensation expense if future equity awards are not granted at fair market value.

Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. This statement is effective for financial statements issued for our fiscal year beginning January 1, 2003. We do not expect the adoption of SFAS No. 143 to have a material effect on our financial position or results of operations.

Related-Party Transactions

        In return for the ticket distribution and customer service and support services that we provide to our Founding Airlines, our Founding Airlines have agreed to pay us certain agreed upon transaction fees. For the year ended December 31, 2001, we received transaction fee revenue from our Founding Airlines, which totaled approximately $13,498,000.

        We have a computer reservation systems and related services agreement with Worldspan, a reservation system provider, owned by Delta Air Lines, Northwest Airlines and American Airlines or their respective affiliates. The reservation system provider pays us segment fees which are fees for bookings made on Orbitz' website through the reservation system. We recognized incentive revenue from the reservation system provider for the year ended December 31, 2001 in the amount of approximately $16,840,000. The related receivables outstanding from the reservation system provider totaled approximately $1,561,000 at December 31, 2001.

        Our Founding Airlines provide us with their lowest fares and rates generally available to the public, guaranteed minimum transaction fees and in-kind marketing support. In return, Orbitz shares with our Founding Airlines a portion of the booking incentives received from our reservation system provider. Such booking incentives amounted to $6,067,000 for the year ended December 31, 2001, and are included as a component of cost of revenues in the accompanying combined statement of operations. The related payables outstanding to our Founding Airlines totaled approximately $3,049,000 at December 31, 2001.

        We have entered into charter associate agreements with other non-related airlines which contain, during the term of the agreement, monetary terms that are no less favorable to us overall than our agreements with our Founding Airlines.

        On August 1, 2001, we entered into an alliance agreement with Hotwire to offer reciprocal co-marketing links between our website and Hotwire's website. American Airlines, Continental

Airlines, Northwest Airlines and United Air Lines are among the initial investors of Hotwire. For the year ended December 31, 2001, we recognized other revenues of approximately $1,527,000 from Hotwire.

        On September 9, 2001, we entered into a development, license and hosting agreement with American Airlines for the development, hosting and support of the air transportation booking function on American Airlines' website. This development contract is being accounted for using the completed contract method. At December 31, 2001, amounts billed in excess of costs incurred totaled $157,000 and were classified as a component of deferred revenue in the combined balance sheet.

        We have an outstanding loan in an amount of $244,200 to Jeffrey G. Katz, our Chairman, President and Chief Executive Officer, evidenced by a promissory note and stock pledge agreement. The loan is secured by a pledge of 250,000 shares of common stock of Orbitz, and is due within ten days following the earlier of (a) the date on which Mr. Katz ceases to be employed by Orbitz for any reason, including a change of control as defined in his employment agreement with Orbitz or (b) the date on which he sells all or any portion of the 250,000 shares pledged. The note accrues interest at a rate equal to the applicable Federal Rate, and is adjusted and compounded semi-annually. As of March 31, 2002, the amount outstanding under the loan was $248,897.

Quantitative and Qualitative Disclosures About Market Risk

        We do not have any material exposure to interest rate changes, commodity price changes, foreign currency fluctuations, or similar market risks. Furthermore, we have not entered into any derivative contracts to mitigate such risks.

BUSINESS

Overview

        Orbitz is a leading online travel company that enables travelers to search for and purchase a broad array of travel products, including airline tickets, lodging, rental cars, cruises and vacation packages. Since launching our website, Orbitz.com, in June 2001, we have become the third largest online travel site based on gross travel bookings. We believe our rapid growth is driven by our innovative technology, our consumer friendly website and our extensive supplier relationships. On our website consumers can search over two billion fares and flights on more than 455 airlines as well as rates at over 39,000 lodging properties and 25 car rental companies. Our search results are presented in an unbiased, easy-to-use matrix display that provides a vast array of options to consumers without favoritism toward any supplier, enabling consumers to select the price and supplier that best meets their individual travel needs. In addition, we have established extensive commercial agreements with leading airlines, lodging and car rental companies that, combined with our powerful technology, offer consumers what we believe to be the largest selection of low fares and rates generally available to the public, including Web-only fares and rates.

        We were formed by leading U.S. airlines to access the rapidly growing online travel industry, to address the need for an unbiased, comprehensive display of fares and rates in a single location for consumers, and to establish a lower cost and unbiased distribution channel for suppliers. Our original investors and founders were Continental Airlines, Delta Air Lines, Northwest Airlines and United Air Lines. Subsequently, American Airlines joined as an investor. Collectively, we refer to these five investors as our "Founding Airlines". Following our formation, 42 U.S. and international airlines, including our Founding Airlines, five of the largest U.S. lodging companies, Hilton, Hyatt, Marriott (International), Starwood and Wyndham, and seven major car rental companies, including Alamo, Hertz, National and Thrifty, have entered into charter associate agreements with us. In these agreements, they committed to provide us with their lowest published fares and rates, guaranteed minimum transaction fees and in-kind marketing support.

        Since our launch, over six million consumers have registered to use Orbitz.com and have conducted over six million travel transactions. In the quarter ended March 31, 2002, we sold $542 million in gross travel bookings.

Industry Background

  The Travel Industry

        The travel industry is among the largest industries in the U.S., with total annual travel bookings of approximately $220 billion in 2001 according to Jupiter Media Metrix. Air transportation, lodging and car rentals account for a majority of these travel expenditures, representing approximately 51%, 32% and 8%, respectively, of total travel bookings.

        Purchasing travel can be a complicated process involving a variety of destinations, dates and price limitations and the purchase of several products from different sources, including air, lodging and car rental. To facilitate the exchange of travel information, consumers and suppliers have traditionally relied on travel agents as intermediaries. Travel agents have, for most consumers, taken over the task of research, fact finding and price comparison among suppliers. However, traditional travel agents may not always present optimal choices for consumers and are generally not available 24 hours a day or seven days a week. Travel agents depend on computer reservation systems, referred to as electronic global distribution systems, or GDSs, to access flight and other travel product availability and pricing, and to book air and other travel products. These GDSs may not, for technical reasons, be able to provide all the information and options that are available in the marketplace. As such, travel agents may not be able to provide consumers with the broadest array of available travel options. GDSs also represent a substantial distribution expense for suppliers, as they charge significant transaction fees, a portion of which are typically shared with travel agents, each time a booking is made using their systems. Over the past decade, GDS booking fees represented approximately 3-5% of the cost of a ticket and have increased at a rate of approximately 7% per annum, according to a commissioned study by Global Aviation Associates.

  The Online Travel Industry

        The sale of travel products online is rapidly gaining consumer acceptance. Travel is the largest consumer spending category on the Internet with over $24 billion in gross travel bookings in 2001, according to Jupiter Media Metrix. Consumers purchase travel products over the Internet because it provides a convenient and efficient way to compare and book travel options. In addition, delivery and confirmation of the travel product purchased can be made almost instantaneously through an e-mail sent to the consumer. The Internet also permits suppliers to employ targeted marketing strategies in order to optimize bookings and revenues.

        Set forth below is a chart that illustrates the rapid historic and projected growth of the online travel industry.

Historical and Projected Travel Sales (online, total and penetration—$ in billions)

	1999	2000	2001	2002E	2003E	2004E	2005E
Online Travel Sales	$8.6	$18.2	$24.0	$31.0	$37.0	$44.0	$50.0
Total Travel Sales	228.2	244.6	219.0	235.0	246.0	258.0	270.0
% Penetration	3.8%	7.4%	11.0%	13.2%	15.0%	17.1%	18.5%

        Source: Jupiter Media Metrix

The Opportunity

        Although online travel sales have been growing rapidly, we believe that existing travel websites are subject to limited search capabilities, reliance on older technologies and supplier bias. As a result, we believe that a significant opportunity exists for an online travel company that uses new Web-based technologies to offer consumers a more complete spectrum of travel options in an unbiased, intuitive manner, while also lowering distribution costs for suppliers.

The Orbitz Solution

        To address the needs of the marketplace, Orbitz provides consumers with what we believe to be the largest array of low fares and rates generally available to the public, presented in an unbiased, user-friendly manner. Our technology enables us to search the fares and rates of our established network of travel suppliers. Included in our network are many of the leading airline, lodging and car rental companies, which have agreed through their charter associate agreements to provide us with access to all of their inventory generally available to the public, including discounted Web-only fares. In return, the suppliers benefit from access to our broad customer base, our unbiased display of products and our lower cost distribution model.

Competitive Strengths

        Orbitz has the following competitive strengths that have enabled us to quickly achieve a leadership position as an online travel service provider:

  Compelling Value for Consumers

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  Largest selection of low fares and rates generally available to the public: Orbitz offers consumers what we believe to be the largest selection of low fares and rates generally available to the public, including discounted Web-only fares. Our charter associates are contractually obligated to provide us with their lowest fares and rates generally available to the public, including those marketed on their own websites.

  •
  Unbiased display of travel products: We display the results of our searches in an unbiased manner, without regard to a supplier's status as a charter associate or the level of transaction fees paid to us.

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  Innovative and easy-to-use website: Consumers can quickly and easily evaluate a broad range of options through our innovative and intuitive matrix design, which enables them to prioritize their travel by cost, preferred airline, trip duration or number of stops. We also use advanced technology to offer proactive "travel tips" to travelers suggesting, for example, alternative airports or departure times that might be less expensive for a customer. Together, these features allow customers to make an informed and customized choice that meets their particular travel needs while examining numerous options.

  •
  Proactive and personalized traveler care: Beyond the traditional telephone system, we have developed a personalized traveler care system to alert our customers to situations and events that could affect their travel plans. The care program is designed for broad participation and encompasses all phases of the customer experience from the shopping phase to the post-travel phase. As part of this customer care program, we are able to transmit weather and flight delays, gate changes, traffic conditions and other time-sensitive data to a traveler's cell phone, e-mail device or pager.

  Compelling Value for Travel Suppliers

  •
  Unbiased display of travel products: All of Orbitz' search results are displayed in an unbiased manner, in accordance with price and other search criteria, regardless of a supplier's status as a charter associate. Unlike other online travel companies, Orbitz does not accept overrides or other fees to assure desirable placements, ensuring that relevant supplier information is objectively displayed.

  •
  Low-cost distribution channel: We are lowering distribution costs for our suppliers by sharing a portion of the fees that GDSs pay to us as an incentive for booking or reserving travel products on their system. We have the ability to further reduce suppliers' distribution costs through their participation in our supplier link technology program, which will allow us to sell some tickets without using a GDS. In the second half of 2002, we intend to introduce this program with a few of our charter associate airlines.

  •
  Access to a wide consumer base: Through Orbitz.com, travel suppliers can reach a large audience of consumers who are actively engaged in planning and purchasing travel. In March 2002, we experienced approximately 14 million site visits by approximately 6.6 million unique visitors, according to Nielsen//NetRatings. Since our launch approximately six million users have registered on Orbitz.com. Our travel suppliers also benefit from our ability to market fare sales, new route introductions and other offers directly to our large registered-user base.

  Innovative Technology Platform

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  Powerful search capabilities: We employ search technology capable of quickly searching over two billion fares and flights on more than 455 airlines, as well as rates at over 39,000 lodging properties and 25 car rental companies. This capability gives consumers access to what we believe to be the largest selection of low fares and rates generally available to the public. Our search process allows us to search fares and availability without relying on the mainframe GDSs and is therefore not subject to their limitations.

  •
  Flexible, reliable and available systems: Our systems were designed for the Internet "from the ground up" and the flexibility of our platform allows us to add new features and functionality on a daily basis. Our systems are reliable and redundant so we can maintain operations if one component of our system is not functioning. We are one of the leaders in uptime availability among online travel companies, according to Gomez, Inc.

  •
  Supplier link technology: Our technology platform was designed to facilitate connecting directly to airline suppliers' internal reservations systems. The technology is able to compute fares, store passenger records, manage availability information and book tickets without using a GDS. If our supplier link technology initiative is implemented according to plan, it could reduce the amount airlines spend annually on GDS fees and provide incremental revenue to us.

  •
  Technology driven customer care management: Our technology allows us to pinpoint which travelers may be impacted by relevant travel conditions including weather, ground traffic, strikes and delays. We are able to integrate this data in real-time and contact travelers in multiple ways including e-mail, pager, synthesized voice and cell phone. Orbitz customer care communications, both outbound and inbound, are stored in an integrated database, are available on the Orbitz website for review by the traveler and can be used for the purposes of customer relationship management.

  Low-cost Operations

        We built our operating infrastructure to minimize costs associated with each travel purchase. This allows us to pass on cost savings to consumers while also being a low-cost distribution channel to travel suppliers. Underlying our efficient operations is a focus on the following critical costs:

  •
  Low customer acquisition costs: We have attracted new users at a low marketing cost through efficient marketing expenditures and in-kind marketing support from our Founding Airlines and other charter associates. Based on anticipated booking levels and the charter associate agreements currently in effect, these charter associates are obligated to provide us in-kind marketing support in an aggregate amount of approximately $14 million annually. Examples of this support in the past have included references to Orbitz in printed promotional materials and in suppliers' fare sale advertising, free tickets for promotional use and access to discounted Web-only fares and rates.

    Our low customer acquisition costs are also driven by our ability to convert visitors to purchasing customers with our easy-to-use website and broad array of low-cost inventory. In the month ended March 31, 2002, approximately 407,000 of the 6.6 million unique visitors to our website during the month purchased travel, for a conversion ratio of 6.2%.

  •
  Low-cost technology platform: Most of our applications are not dependent on any particular hardware or operating system platform. Therefore, we are able to run our business on what we believe to be the most cost-efficient platform available. We make extensive use of commodity hardware, such as personal computers, which allows for flexibility and processing power capable of handling large amounts of traffic and data at relatively low unit costs. Our systems are also designed to function with a high degree of automation, resulting in a low person to machine support ratio.

  •
  Low overhead costs: We are focused on maintaining low overhead cost and high employee productivity. During the quarter ended March 31, 2002, we had higher bookings per employee than our major online travel company competitors.

  Management Team with Significant Travel and Technology Experience

        Orbitz is led by an experienced management team with significant experience in the travel, technology and consumer product industries. Our Chief Executive Officer, Jeffrey G. Katz, was Chief Executive Officer of Swissair Group's airline unit prior to joining Orbitz. Previously, Mr. Katz spent 17 years at American Airlines in numerous executive positions, including President of its Sabre GDS division. Our Chief Technology Officer, Alex D. Zoghlin, was a member of the Mosaic Web team at the University of Illinois that was involved in the development of the first Internet server and browser. Mr. Zoghlin was also a founder of Neoglyphics Media, one of the earliest application developers that used the Java programming language to develop Internet based systems for major worldwide corporations. The functional heads of our operating departments also have deep backgrounds in their areas of expertise, including marketing, operations and finance. They have worked at leading firms including: American Airlines, Sabre, General Electric, Accenture, the Boston Consulting Group, Pepsico and Diageo. All full-time employees have ownership interests in Orbitz, with outstanding employee stock options representing approximately 14% of Orbitz prior to this offering.

Strategy

        Orbitz' objective is to become profitable as a leading online distributor of travel products, by leveraging innovative technology and strong supplier relationships to present the broadest selection of low fares and rates and providing a superior customer experience. The key elements of our strategy include the following:

  Expand our Customer Base Through Efficient Marketing

        Our goal is to increase our customer base by cost-effectively acquiring new customers and increasing our market share in the rapidly growing online travel industry. We intend to achieve this objective by:

  •
  Leveraging the in-kind marketing support provided by our charter associates. Based on anticipated booking levels and the charter associate agreements in effect, our charter associates are obligated to provide this marketing support in an aggregate of approximately $14 million annually;

  •
  Emphasizing performance-based online advertising and other targeted marketing strategies; and

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  Maximizing the conversion of website visitors to purchasing customers with our strong value proposition and positive customer experience.

  Increase the Mix of Non-air Travel Products

        We are a leader in the online sale of air travel. We believe our leadership in air travel is strategically important to driving sales of other products because airline tickets are generally the first product purchased as consumers make their travel plans. Although we have diversified our product mix since our launch, we still have a higher concentration of air travel than our competitors. A key component of our strategy is to leverage our leadership in the sale of air travel to sell other travel products and services, many of which offer higher profit margins than air travel products. We have launched several key initiatives to address this opportunity:

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  Improve marketing and cross-selling techniques: We intend to increase cross-selling of car rental and lodging products by presenting air customers at the point of sale with an improved matrix display of lodging and car rental choices, based on their selected air travel criteria. We also intend to increase consumer awareness of our lodging, car rental, cruise and vacation package offerings through targeted direct marketing of these products to our registered user base and other potential customers.

  •
  Improve lodging offerings: We intend to increase sales of lodging by expanding our offerings to include a large selection of merchant inventory, or rooms available at low-cost rates to consumers who are willing to pre-pay at the time reservations are made, and by simplifying the lodging booking process. We have entered into a relationship with TravelWeb to sell inventory through Orbitz. TravelWeb is a new online distributor of lodging inventory created by five of the largest lodging companies in the world and Pegasus Solutions. We believe that TravelWeb will secure access to attractively priced merchant lodging in properties represented by its founding lodging companies and Utell, one of the largest domestic lodging representation companies. In addition, we believe this will enable us to secure merchant inventory from a broad group of other lodging properties. We also believe that improvements in the ease-of-use of our lodging products will significantly enhance our lodging offerings and drive increased lodging room sales.

  •
  Improve cruise and vacation package offerings: We intend to increase sales of cruise and vacation package offerings by bundling our air inventory with rental cars, lodging, cruises and other products to create unique offerings. We intend to develop these initiatives both with National Leisure Group, our cruise and vacation provider, and by working directly with suppliers.

  Retain Customers Through Superior Buying Experience and Customer Care Activities

        Our website is easy to use and offers what we believe to be the broadest selection of low fares and rates generally available to the public. We believe these factors generate a high degree of customer loyalty and result in high customer retention rates. Key initiatives to promote even higher customer retention include:

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  Continue to maintain strong supplier relationships to ensure the broadest array of low fares and rates generally available to the public;

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  Improve our website in response to customers' needs, particularly enhancements to our lodging and cruise and vacation package products;

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  Invest in technologies that will improve our ability to target our customers with relevant e-mail offers; and

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  Develop our customer care capabilities to make travel more convenient for our customers. Our current initiatives include proactive messaging that provides helpful news and information, including flight delays, weather information, traffic control and gate changes to over 850,000 travelers per month.

  Establish and Maintain the Lowest Cost Structure in the Industry

        Our goal is to achieve the lowest cost per transaction in the online travel industry through low customer service and fulfillment costs, efficient marketing expenditures and a low-cost overhead structure. We plan to continue to lower our costs by having cost-efficient:

  •
  Customer service and fulfillment: We see significant opportunities to reduce our customer service and fulfillment costs through greater automation, which includes voice response technology, online exchange and refund functionality, and increasing the percentage of e-tickets issued. Further, we have established a relationship with Up--Stream, a leading travel focused outsourced call center to further reduce costs.

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  Marketing: We intend to keep our marketing costs down by achieving industry leading online customer conversion rates, leveraging in-kind marketing support from our charter associates and utilizing a targeted marketing plan to acquire customers.

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  Overhead: We plan to continue to utilize cost-effective technologies, such as inexpensive personal computers rather than costlier mainframe computers, and to maintain controlled headcount growth as we pursue our goal of achieving industry leading employee productivity levels.

  Pursue New Business Opportunities

        We plan to use our innovative technology and our relationships with travel suppliers to expand into new business opportunities that enhance our growth prospects. These new business opportunities include:

  •
  Supplier link: We are developing our supplier link technology initiative, which is intended to allow Orbitz to book tickets on the participating airlines' internal reservation system without using a GDS and without causing the airlines to pay GDS fees. If supplier link is successful, we believe it will enable us to charge a fee to airlines that is significantly lower than the GDS booking fees they currently pay, but higher than the amount we currently earn from the GDSs, net of payments back to the airlines, thus making supplier link more cost-effective for airlines yet more profitable for us. We expect to introduce supplier link for a few of our charter associate airlines in the second half of 2002. Our supplier link technology could also be used by third-parties to connect directly to airlines' internal reservation systems.

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  Corporate travel: Although corporate travel represents a significant portion of the overall travel market, a lower percentage of corporate travel bookings are made on the Internet relative to those for leisure travel. We intend, over time, to enhance our offering to business travelers by:

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  Allowing corporations and their preferred suppliers to automatically integrate their negotiated fares and rates into our matrix display, so that corporate users with a valid passcode will have the option to choose among their corporate fares, published fares and Web-only fares available to the general public;

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  Securing arrangements with airlines so that bookings made through Orbitz are credited to corporate volume discount agreements;

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  Introducing website functionality important to business travelers, such as seat maps, ticket cancellation and exchange capabilities; and

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  Allowing office managers or another third-party to serve as a "travel arranger" for numerous employees within a company.

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  Other growth initiatives: Our business model anticipates capitalizing on our strengths as a leading online travel company to generate revenues from other possible travel-related products and services. Effective April 15, 2002, our Booking Engine Services launched the first "powered by Orbitz" airline website for American Airlines, so that all airline tickets purchased on AA.com, the American Airlines site, are routed through our booking technology. We have an agreement to provide similar services for Northwest Airlines later in 2002. We also recently announced an agreement to provide Orbitz' technology to AQUA Software Products, a company that offers software support to travel agents. Upon development, the AQUA product will provide AQUA's customers with the ability to find and book a broader range of fares, including Web-only fares. Future initiatives may include expanding into international markets, developing a suite of additional tools specifically designed for use by travel agents and introducing additional Orbitz-branded services, such as our existing Orbitz credit card and travel protection.

        In order to pursue these business opportunities and growth initiatives, we may make strategic acquisitions of other businesses, products and technologies.

        The discussion of our strategy in this section reflects our current view of the ways we intend to develop our business in the future. Many of the initiatives we describe above are at an early stage, and we continue to review them in light of changing business conditions. We may change our plans, and future developments could differ from those we intend or expect to occur.

Our Business

Orbitz.com

        Our website is divided into three main components: reservations, travel watch and customer care.

  Reservations

        Our search process, the "Orbot", enables consumers and business travelers to purchase airline tickets, rent cars, reserve lodging and book cruises and vacation packages 24 hours a day, seven days a week. Our search technology and our commercial agreements allow us to display what we believe to be the largest selection of low fares and rates generally available to the public and offer travelers an intuitive, easy-to-use booking process for purchasing a broad variety of travel products.

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  Flights: The Orbot searches over two billion flights on 455 airlines to provide customers with the largest selection of low fares generally available to the public, including Web-only fares. Our technology and innovative display matrix allow consumers to quickly and easily evaluate a broad range of potential fare and supplier combinations through an intuitive design. Our matrix display enables customers to provide data regarding preferred travel dates, destinations, times, number of passengers, class of travel and number of stops, and then displays fare and flight offerings matching those specifications according to price and number of stops. Consumers can also prioritize the categories according to their specific preferences. Our matrix display provides comprehensive information to consumers in an unbiased manner to enable them to select their preferred carrier. Once the consumer selects a flight, our four-step booking process makes it easy for consumers to purchase their tickets. By selecting our "anytime" feature, customers with flexible travel schedules can expand the choices available to them. "Tips" is a dynamic tool which, in real time, identifies to the traveler savings available at nearby airports or alternate times.

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  Lodging: We enable customers to search, compare and book reservations at over 39,000 lodging properties. In addition to information on destination, dates and number of guests, customers can select a specific lodging or hotel chain, location and budget preference. Customers can also specify amenity preferences such as restaurants, swimming pools, room service, health club facilities, handicapped facilities, business centers and meeting rooms. Significant enhancements to our lodging product include coordinating the booking of lodging with airline tickets and simplifying selection with our display matrix. We have entered into a three-year contract with TravelWeb that we believe will further enhance our lodging offering by giving us preferred access to the prepaid lodging inventory represented by five major lodging companies, namely, Hilton, Marriott (International), Hyatt, Starwood and Six Continents and a major lodging representation company, Utell. We expect this initiative to expand our offering of lodging properties and low rates so as to be similar in scope to our offerings of air and car rental products.

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  Car rentals: Our car rental feature allows customers to search and reserve car rentals online at 25 car rental companies, of which seven are charter associates. In addition to specifying date and location preferences, customers can select a specific car company, request specific features and obtain credit for any potential discounts (such as American Automobile Association) when renting a car. We display our car rental options using our matrix display. Future enhancements to our car rental offering may include improving the customer's ability to coordinate car rental and airline ticket reservations and allowing the consumer to book corporate discounts.

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  Cruises: Our cruise feature, which is maintained and operated by NLG under an agreement which expires in June 2003, allows customers to search and book cruise vacations on 16 cruise lines according to cruise line or destination preferences. In addition, it features special cruise deals offered to online customers. The "cruise tools" feature provides answers to frequently asked questions about cruises and feedback from other users.

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  Vacation packages: Our vacation packages feature allows customers to choose among a variety of suppliers of vacation packages, including air and lodging, escorted tours, last-minute and other packages. Consumers can select their tour based on destination, resort name or interest preferences. It also features online specials and answers to frequently asked questions.

  Travel Watch

        The travel watch feature on our website provides real-time flight, weather, airport and news information. It also creates and continuously updates "travel briefs" that gather all personal trip and customer care information, such as the latest air traffic control delays, into one convenient location. Travel watch is divided into two main travel information areas:

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  Travel news and features: We provide customers with industry and travel headlines from around the world. We also include tips from travel experts and regularly updated weather and air traffic control developments.

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  Resources: Customers can access driving directions, parking information and tips on getting around the terminals at each of the major domestic airports. It also features information about airline policies and frequent-flyer programs. Overseas travelers can access information about foreign entry requirements, passports, medical and health requirements, travel warnings, embassy locations and U.S. customs requirements.

  Customer Care and Support

        At Orbitz, customer support refers to the traditional telephone-based assistance provided to our customers for cancellations, paper ticket processing, website questions and general assistance. Customer care refers to an Orbitz program that proactively tracks the travel environment in the United States and, to a lesser degree, abroad and uses this data to proactively assist travelers who may need to be informed or make alternate plans, as well as provides a formal channel for customer feedback to us for product improvements and problem resolution.

        Customer support is provided through a command center at Orbitz headquarters that largely serves a monitoring and resource allocation role. Telephone and e-mail "help" support is provided by Up--Stream in two call centers located in North Dakota under a five-year agreement, where productivity, employee retention and education levels are at or near national highs for call center employees. Telephone specialists use a database that provides an integrated view of the customer's needs, activities and relationship with Orbitz. A state-of-the-art interactive voice response system with speech recognition and speech synthesis is deployed. Our e-mail support service takes advantage of advanced automation tools, and we plan to base most of the personnel who provide this service in India by the end of 2002. Ticketing and other fulfillment services for airfares are performed by Etravelexperts, or ETX, in Minnesota using a highly automated process under a five-year agreement. We believe our customer service functions provide high levels of productivity and customer satisfaction. In addition, we believe we are able to achieve costs per ticket that can be among the lowest within the industry.

        Orbitz' customer care program was designed in conjunction with Orbitz.com as a necessary element to achieve high customer retention rates. This program is an important element in boosting the trust and confidence of new Internet buyers and promoting repeat purchases. We believe our customer care program demonstrates our ability to provide innovative support services.

        The Orbitz care program permits broad customer participation and enables us to forecast events and travel situations, pinpoint impacted customers and notify customers in large numbers through multiple methods, such as e-mail, cell phone and pager. Data synthesized by experts with a background in air traffic control, airport operations management, customer service and travel agency special services can be integrated with data obtained from travel suppliers and other providers' computer systems. This data is used to inform and assist travelers before they leave for the airport and while they are in transit. The information is available to any traveler with access to an 800 number or for those with other communication tools, such as wireless personal digital assistants, cellular phones and pagers. Surveys conducted by Orbitz indicate that our care program is an important contributor to customer retention and we have had participation in recent months of over 850,000 travelers per month.

Technology Services

  Booking Engine Services

        In addition to generating revenues from Orbitz.com, we have begun providing related hosting services to American Airlines as a platform for its website. This line of business is known as Orbitz Booking Engine Services, or BES. BES assists travel suppliers to sell travel products over their own websites. We derive our revenue in this line of business through fixed hosting and support fees and, in some cases, through transaction fees when reservations are made or airline tickets are purchased using our services. We also have an agreement to provide these services to Northwest Airlines beginning in the second half of 2002.

  Supplier Link

        We are developing a supplier link technology product, which uses our technology platform to establish direct links with an airline's internal reservation system. This will allow us to book airline tickets directly with the supplier, effectively bypassing the expensive GDSs for a portion of our airline bookings. Our supplier link technology will enable airlines to avoid paying GDS booking fees on transactions processed using this technology, which can represent approximately 3-5% of the price of a ticket. Orbitz intends to charge a per transaction fee (as opposed to a per segment fee) to airlines that will be significantly lower than existing GDS booking fees, but higher than the incentive fee that we currently receive from GDSs, net of amounts shared with our airline suppliers. We expect to introduce our supplier link technology for some of our charter associate airlines in the second half of 2002. Our supplier link technology may also be used by third-parties to connect directly to airlines' internal reservation systems. If our supplier link technology initiative is implemented according to plan, it could reduce the amount airlines spend annually on GDS fees and provide incremental revenue to us.

Technology and Operations

        We believe that the design and quality of our technology differentiates our website and product offerings from those of our competitors. Our goal has been to build an innovative travel planning tool for consumers and to build systems that will move traffic and transactions through a low-cost channel. We believe that our system will continue to support rapid growth and differentiate us from our competitors.

        Rather than basing our systems on traditional mainframe applications, Orbitz has chosen to develop a new system based almost entirely on Internet technologies, which recreate the key functionality provided by a GDS. Our system of hardware and software is based upon the principles of efficiency, flexibility, scalability, manageability and security and is built from the ground up for the Internet, rather than providing what is called a "browser view" into an existing traditional mainframe application.

  Hardware

        Orbitz' focus on reducing costs per transaction keeps our technology team focused on the efficiency of our hardware. Orbitz makes extensive use of commodity hardware, such as personal computers, which allows for flexibility and processing power capable of handling large amounts of traffic and data at relatively low unit costs. In addition, Orbitz has built monitoring and automation tools to help us monitor, detect and fix problems in our hardware and software, resulting in relatively little downtime for maintenance and upgrades, while helping to keep costs of operating and maintaining the machines low despite any increase in the number of machines. Hardware is monitored and managed 24 hours a day, seven days a week by our operations group, but our entire system requires a relatively low person-to-machine support ratio. Critical website functions are mirrored and duplicated providing redundancy for the system.

  Software

        The Orbitz Web framework separates objects into three main layers: the booking engine layer, business logic layer and presentation layer or user interface. Each layer of our system is responsible for different functions and services and operates independently of all others. Because our system has been designed with few dependencies among internal components or on outside systems, we can be innovative and flexible in the design of new features and functionality, which can be added without requiring any changes or re-work to other layers of the system and without much downtime.

        Our presentation layer is designed to support multiple distribution channels, such as supplier websites. Our business logic layer can serve the needs of and communicate with Web browsers, e-mail, wireless devices and customers service agents. Our booking engine layer currently uses search algorithm technology to price and search for low fares. This technology has been developed by ITA Software, or ITA, and licensed to us on a non-exclusive basis under an agreement scheduled to terminate in 2007. The booking engine layer books substantially all air reservations on the Worldspan GDS, but is designed to support direct links to airline reservation systems under our supplier link technology initiative and any GDS, regardless of the host system. Our own booking engine, known as OneG, takes three critical functions that are normally provided by GDSs and performs them internally. Orbitz' booking engine is capable of computing fares, checking availability and booking transactions on almost any host system.

  Security

        Security has been and will continue to be a key consideration in the design and operation of our systems. Security is provided at multiple levels in both our hardware and software. Customer data is isolated from all other system components.

Consumer Marketing

        We use various forms of cost-effective online marketing, including banner and "pop-under" advertising (such as advertising on the Google search engine website), and we expect to continue to use online advertising as our primary marketing vehicle. A smaller portion of our marketing budget is dedicated to traditional advertising such as TV and print publications. Finally, our charter associates support our marketing efforts with in-kind marketing support which, in the past, has included Orbitz-branded placements in their point-of-sale mediums, and conducting local and national promotions. Our marketing initiatives are subject to strict cost performance and measurement processes.

        We plan to attract and convert first-time purchasers to repeat customers by focusing on highly efficient e-mail marketing. Our retention efforts are further enhanced by segmentation and database mining techniques, by promotions which reward customers for purchasing, by cross-selling techniques on and off the website to expand the range of products purchased by each customer on Orbitz and by innovative customer support and customer care. We think these efforts have been important factors in helping us achieve strong retention rates despite our recent entry into the market.

        Our marketing efforts employ a comprehensive array of analytical tools that measure our spending effectiveness. We use these tools to ensure that we stay focused on achieving a high return on our marketing investment. We believe that focusing on performance-based marketing techniques and the financial implications of our marketing efforts is a good way to pursue our goal of achieving industry-low customer acquisition costs.

Consumer Advisory Board

        Our management has invited several persons with backgrounds in consumer affairs and travel as well as everyday consumers to serve on our Consumer Advisory Board. We believe this is an important aspect of our goal of serving the needs of our customers. The following individuals are members of our Consumer Advisory Board:

        Cornish F. Hitchcock is an attorney with more than 20 years of experience who advocated the rights of airline passengers at the Aviation Consumer Action Project (ACAP) and Public Citizen, two national consumer organizations. Mr. Hitchcock has served on two committees convened by the National Academy of Sciences' Transportation Research Board, which in 1991 and 1999 issued reports on what steps should be taken to improve competition in the airline industry.

        Senator Richard Bryan represented the state of Nevada in the U.S. Senate from 1989 until his retirement in 2001 and was a member of the Commerce, Banking, Finance and Intelligence Committees. He was Governor of Nevada from 1983 until 1989, Attorney General of the state from 1979 until 1983, and a member of the General Assembly from 1968 until 1978. He is a senior partner in the law firm Lionel, Sawyer & Collins.

        Valarie D'Elia is a broadcast travel commentator appearing on national and local media outlets. Ms. D'Elia spent five years as a producer and reporter for The Travel Channel developing and presenting news and feature reports on U.S. and international destinations.

        Esther Dyson is the Chairman of EDventure Holdings, which publishes the monthly computer-industry newsletter, Release 1.0, and sponsors two of the industry's premier annual conferences, PC (Platforms for Communications) Forum in the U.S. and EDventure's High-Tech Forum in Europe. She serves on the boards of numerous public and private companies in the U.S. and Europe.

        John Levine is a consultant in the software industry and author of Internet for Dummies. Mr. Levine has served as a board member for a user advocacy group, the Coalition Against Unsolicited Commercial E-Mail, since 1997 and manages the Network Abuse Clearinghouse, a free service that assists Internet users with reporting and handling online abusive behavior.

        Michael Hall is the corporate travel manager for Johnson Controls, Inc. in Milwaukee, Wisconsin. He is a founding member of the Wisconsin chapter of the Association for Corporate Travel Executives and is a member of the National Business Travel Association.

        Monica Schneider is a graduate student in political science at the University of Minnesota. She has an undergraduate degree in psychology from Northwestern University, and has worked as a market researcher in Chicago, Illinois.

Customers

        Since launching our website in June 2001, Orbitz has experienced significant growth to become the third largest online travel company based on gross travel bookings. Since our launch, we have completed over six million travel transactions. As such, our customer base is highly fragmented with no meaningful customer concentration.

Supplier Relationships

        We have distribution and marketing agreements with 42 airlines, five of the largest U.S. lodging companies and seven major car rental companies. These charter associate agreements enable Orbitz to offer our consumers what we believe to be the most comprehensive selection of low fares and rates generally available to the public. These agreements also ensure that we have access to the rates and fares generally available to the public offered by our charter associates, including those available on their own websites and significant in-kind marketing support. In exchange, our charter associates benefit from access to our broad customer base, our unbiased display of products and our low-cost distribution model. Our charter associate agreements with our Founding Airlines are terminable by them in July 2007, and our agreements with other suppliers are generally terminable by them within one to two years. As part of these relationships, we receive negotiated supplier transaction fees from each individual charter associate. On our website, consumers can search over 455 airlines, 39,000 lodging properties and 25 car rental companies, including our charter associates.

        The table below lists all our charter associates as of March 31, 2002:

Airlines			Car Rental	Lodging

Domestic	International

Alaska Airlines
Aloha Airlines
American Airlines
Continental Airlines
Delta Air Lines
Hawaiian Airlines
Midway Airlines
Midwest Express
National Airlines
Northwest Airlines
Spirit Airlines
United Air Lines
US Airways
AeroMexico
Air France
Air Jamaica
Air New Zealand
All Nippon Airways
Asiana Airlines
Cathay Pacific
China Airlines
COPA Airlines
CSA Czech Airlines
El Al Israel Airlines
EVA Air
Finnair
Iberia Airlines
Japan Air Lines
KLM Royal Dutch
Korean Air
LanChile
LanPeru
LOT Polish Airlines
Lufthansa
Mexicana Airlines
Qantas Airways
Scandinavian Airlines
Singapore Airlines
South African Airways
Uzbekistan Airways
VARIG Brasil
		Virgin Atlantic Airways	Advantage Alamo Fox Hertz National Payless Thrifty	Hilton Marriott (International) Hyatt Starwood Wyndham

Competition

        The travel market is rapidly evolving and intensely competitive, and we expect competition to increase. We compete with a variety of companies with respect to the products that we offer, including:

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  other online travel companies such as Travelocity.com, Expedia.com and Trip.com;

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  consolidators and wholesalers of airline tickets and other travel products, including shopping clubs and online consolidators such as Cheaptickets.com, Hotwire, priceline.com, Hotels.com and TravelWeb;

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  local, regional, national and international traditional travel agencies; and

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  operators of GDSs, which control the computer systems through which travel reservations historically have been booked.

        We compete on the basis of ease of use, customer satisfaction, price, availability of product type or rate, service, amount and accessibility of information and breadth of products offered. As the demand for online travel products grows, we believe that the range of companies involved in the online travel products industry, including traditional travel agencies, travel industry information providers, online portals and e-commerce providers, will increase their efforts to develop products that compete with our website. Many travel suppliers, such as airlines, lodging, car rental companies and cruise operators, also offer and distribute travel products, including products from other travel suppliers, directly to the consumer through their own websites. We believe that our comprehensive service offerings, innovative technology and focused customer support will continue to help us compete effectively in the travel products market. However, we cannot assure you that our online operations will continue to compete successfully with any current or future competitors.

Intellectual Property

        We protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws and through the domain name dispute resolution system. In order to limit access to and disclosure of our proprietary information, all of our employees have signed confidential information and invention assignment agreements, and we generally enter into nondisclosure agreements with third parties. We cannot provide assurance, however, that the steps we have taken to protect our intellectual property rights will adequately deter infringement or misappropriation of those rights. Particularly given the international nature of the Internet, the rate of growth of the Internet and the ease of registering new domain names, we may not be able to detect unauthorized use of our intellectual property or take enforcement action.

        Third parties may claim that we have infringed upon or misappropriated their proprietary rights. Although no litigation relating to such claims has arisen to date, these claims and any resultant litigation could subject us to significant liability for damages. In addition, even if we prevail, the litigation could be time consuming and expensive to defend and could affect our business materially and adversely. Any claims or litigation from third parties may also limit our ability to use various patented business and data processes and hardware systems, service marks, trademarks, copyrights, trade secrets and other intellectual property subject to these claims or litigation, unless we enter into license agreements with the third parties. However, these agreements may be unavailable on commercially reasonable terms, or not available at all. Furthermore, the validity of any patents that we may receive in the future may be challenged if such patents are asserted against third parties.

Government Regulation

        We must comply with laws and regulations relating to our sales activities, including those prohibiting unfair and deceptive practices and those requiring us to register as a seller of travel products, comply with disclosure requirements and participate in state restitution funds. In addition, many of our travel suppliers are heavily regulated and we are indirectly affected by such regulation.

  Travel Industry Regulation

        As a travel company selling air transportation products, we are subject to regulation by the DOT, which has jurisdiction over economic issues affecting the sale of air travel, including consumer protection issues and competitive practices. The DOT has the authority to enforce economic regulations, and may assess civil penalties or challenge our operating authority. To the extent we sell travel products other than air transportation, we remain subject to regulation by the Federal Trade Commission, which has jurisdiction over a wide range of advertising, marketing and other consumer protection areas.

        Prior to our launch, the DOT conducted an investigation of our proposed business and operations with regard to their possible effect on competition in the market for distribution of air travel tickets. In April 2001, the DOT determined that it would not block the launch of Orbitz.com and notified Orbitz to that effect. In November 2001, after our launch and as required under the DOT appropriations bill adopted by Congress at that time, the DOT began another investigation of our business and operations and is required to submit a report to Congress this summer. We are hopeful that the DOT will continue to view Orbitz as it did when it did not block our launch, but we cannot predict what the DOT's report will say or how Congress will react.

  Antitrust Regulation

        Our Founding Airlines or their affiliates, which upon the consummation of this offering will own            % of our outstanding common stock, compete with each other in the operation of their own businesses. As a result, we will continue to be subject to antitrust scrutiny, both at the federal level by the Department of Justice and at the state level by Attorneys General of the various states. In the past, we have been reviewed at both the federal and state level. At the current time, the Department of Justice is continuing its two-year examination of our business and operations. The scope of the investigation has included an examination of various provisions contained within the charter associate agreements and their potential effect on the marketplace and competition, as well as the potential for coordination among the Founding Airlines, and additional information concerning our operational relationships with the Founding Airlines. Additionally, we believe our business and operations are currently being reviewed by Attorneys General of various states. Although we believe that the creation and operation of Orbitz is permissible under applicable antitrust laws and enforcement guidelines, the continued involvement of our Founding Airlines or their affiliates on our board of directors and as our stockholders can be expected to result in ongoing antitrust attention to a degree that is not likely to be experienced by our competitors.

  GDS Regulation

        The DOT is also responsible for administering regulations related to the activities of GDSs. In particular, the DOT regulations prohibit airlines from discriminating against competing GDSs in favor of GDSs that those airlines own or control. Under applicable DOT regulations, ownership is presumed when an airline maintains a 5% ownership interest in a GDS. We do not believe that our activities subject us to these regulations, as we do not believe that we operate a GDS within the scope of the regulations.

        However, there is some risk that the DOT might attempt to regulate Orbitz as a GDS, and some of our competitors have urged the DOT to do so. The DOT has stated that it intends to initiate rulemaking proceedings to revise the regulations governing GDSs and is considering extending these regulations to the sale of travel over the Internet. This could have a material adverse effect on our business, as it could lead to a DOT-implemented requirement that our Founding Airlines, as 5% owners of Orbitz, provide to all other GDSs the travel inventory that they provide to Orbitz.

        Additionally, some of our future business plans include the development of travel products directed to retail travel agents. These business plans would encourage travel agents to use a special version of our booking engine software instead of booking tickets through existing GDSs. It may be necessary to obtain a change to the current DOT regulations so that this line of future business does not subject Orbitz to regulation as a GDS.

  Internet Regulation

        We must also comply with laws and regulations applicable to businesses engaged in online commerce. Currently, few laws and regulations apply directly to the Internet and commercial online services. Moreover, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. It is possible that laws and regulations may be adopted to address these and other issues. Further, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws. New laws or different applications of existing laws would likely impose additional burdens on companies conducting business online and may decrease the growth of the Internet or commercial online services. In turn, this could decrease the demand for our products or increase our cost of doing business.

        Federal legislation imposing limitations on the ability of states to impose taxes on Internet-based sales was enacted in 1998. The Internet Tax Freedom Act, which was extended by the Internet Nondiscrimination Act, exempts certain types of sales transactions conducted over the Internet from multiple or discriminatory state and local taxation through November 1, 2003. Failure to renew this legislation could allow state and local governments to impose additional taxes on Internet-based sales, and these taxes could decrease the demand for our products or increase our cost of operations.

  International

        To the extent we choose to do business in other countries, we may become subject to the laws and regulations of other countries, including with respect to transportation, privacy and consumer regulation.

  Future Regulation

        Congress, the DOT and other governmental agencies have under consideration, and may consider and adopt, new laws, regulations and policies regarding a variety of matters that could affect our business or operations. We cannot predict what other matters might be considered in the future by Congress, the DOT or such other agencies, nor what the impact of this regulation might be on our business.

Employees

        As of March 31, 2002, we employed 187 persons on a full-time basis and five individuals on a part-time basis. None of our employees is represented by collective bargaining agreements. We have not experienced any work stoppages and believe our relationship with our employees to be good.

Facilities

        We lease our corporate headquarters in Chicago, Illinois, which consist of approximately 45,000 square feet. We also lease a 1,980 square-foot office in Los Angeles, California and a 600 square-foot office in Miami, Florida.

Legal Proceedings

        In March 2002, we received a letter from Amadeus alleging that we have breached the terms of our agreement with ITA under which we license components of the search technology we employ. Amadeus, which is a stockholder of ITA, is an express third-party beneficiary of that agreement, meaning that it has rights to enforce certain parts of that agreement. Amadeus has asserted that our relationship with Worldspan, on which we rely to complete booking transactions for airline tickets purchased using our service, violates a provision in the ITA agreement that prohibits Orbitz from providing to GDSs such as Worldspan the results of low-fare searches completed using the ITA software licensed to us. Amadeus has threatened to bring legal action against us, seeking financial damages and to enjoin the provision of low fare search data to Worldspan generated by the ITA software. We do not believe our activities have violated the terms of the ITA agreement, and if any legal action were brought against us, we would expect to defend any such legal action vigorously.

        In April 2002, offline travel agents filed a class action lawsuit in a federal district court in California against Orbitz, United Air Lines, American Airlines and Delta Air Lines alleging violations of the U.S. antitrust laws. Among other things, the lawsuit contends that the defendant airlines, with Orbitz, have acted together to restrict competition in the market for the distribution of air travel tickets, by forming Orbitz and agreeing to make their fares available on our website and by ceasing to pay commissions to offline travel agents. According to the lawsuit, these and other actions have prevented offline travel agents from competing in this market. On behalf of some 18,000 agents, the plaintiffs seek damages in an unspecified amount, to be tripled under applicable antitrust laws. They also seek injunctive relief, including the dissolution of Orbitz or, in the alternative, that the defendant airlines make all their fares available to offline travel agents, all Founding Airlines or their affiliates sell their stock in Orbitz and all our airline charter associate agreements be revised. We believe the lawsuit is without merit and we intend to defend it vigorously.

        In March 2002, the American Society of Travel Agents, Inc. and Hillside Travel, Inc. filed with the DOT an administrative complaint against Orbitz and several major airlines that had reduced their commission payments to zero. The complaint alleges that the reduction of commissions, the formation of Orbitz by some of the named airlines and the selective availability of fares on certain websites but not to all travel agents constitute unfair business practices in violation of federal statutes. The complaint seeks an administrative cease and desist order, including dissolution of Orbitz, as the remedy. We believe this complaint is without merit and we intend to defend it vigorously.

        In addition to the matters described above, we are party to various pending legal actions that we believe to be incidental to the operation of our business. We believe that the outcome of these pending, incidental legal proceedings will not have a material adverse effect on our financial position or results of operations.

        We cannot predict the outcome or ultimate impact of any legal or regulatory proceedings pending against us or affecting our business. Consequently, we cannot assure you that the legal or regulatory proceedings referred to in this prospectus or any that may arise in the future will be resolved without a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers, Directors and Key Employees

        Upon the consummation of this offering, our executive officers, directors and key employees will be as follows:

Name	Age	Position
Jeffrey G. Katz*	46	Chairman of the Board of Directors, President and Chief Executive Officer
John J. Park*	40	Chief Financial Officer
Alex D. Zoghlin*	32	Chief Technology Officer
Daniel S. Hafner*	33	Vice President, Marketing and Business Development
Jane M. Denman	45	Vice President, Human Resources
Gary R. Doernhoefer	45	Vice President, General Counsel and Secretary
Carol A. Jouzaitis	48	Vice President, Corporate Communications
Eliah M. Kahn	40	Vice President, Customer Experience
Kevin P. Malover	45	Chief Information Officer
Michael D. Sands	35	Chief Marketing Officer
Michael F. Sites	41	Vice President, Product Marketing
Rick F. Weber	42	Vice President, Business Travel Services
Thomas W. Horton	40	Series B-AA Director
Lawrence W. Kellner	43	Series B-CO Director
M. Michele Burns	44	Series B-DL Director
J. Timothy Griffin	50	Series B-NW Director
Christopher D. Bowers	54	Series B-UA Director

*
Denotes Executive Officer

Management

        Jeffrey G. Katz has served as our Chairman, President and Chief Executive Officer since July 2000. Prior to joining Orbitz, Mr. Katz was President and Chief Executive Officer of Swissair Group's Swissair, an international airline, from April 1997 until July 2000. Previously, Mr. Katz spent 17 years at American Airlines, an international airline, in a variety of executive roles including President of the Global Distribution System Division of Sabre. Mr. Katz received a B.S. in Mechanical Engineering from the University of California—Davis in 1976, an M.S. in Mechanical Engineering from Stanford University in 1978 and an M.S. from the Massachusetts Institute of Technology in 1980.

        John J. Park has served as our Chief Financial Officer since October 2000. Prior to joining Orbitz, Mr. Park served as Vice President, Services Finance from January 2000 to September 2000 and Vice President, Credit Finance from October 1998 to January 2000 for Sears Roebuck and Company, a retail and financial services firm. Previously, Mr. Park served as Assistant Treasurer, Capital Markets and Corporate Finance from August 1997 to October 1998 and Food Sector Controller from June 1996 to July 1997 for Diageo PLC, a global premium food and beverage company. Mr. Park joined Diageo in 1992 and served in various financial management roles before that with Pepsico Inc., a food and beverage company, and General Motors, an automotive corporation. Mr. Park received a B.A. in Economics and Political Science from Oberlin College in 1983 and an M.B.A. from the University of Michigan in 1985.

        Alex D. Zoghlin has served as our Chief Technology Officer since February 2000. Mr. Zoghlin founded Sportsgear LLC, an Internet retailer, in February 1999 and sold that company in December 1999. Previously, Mr. Zoghlin founded Neoglyphics Media Corporation, a website development firm, in November 1995 and sold that company in October 1998. Mr. Zoghlin was an original member of the Mosaic Web team at the University of Illinois National Center for Supercomputing Applications. Mr. Zoghlin attended the University of Illinois where he majored in Statistical Economics and Asian Studies. Previously, Mr. Zoghlin was in active military duty in the submarine force. He is a director of United Stationers, a wholesale distributor of business products.

        Daniel S. Hafner has served as our Vice President, Marketing and Business Development since December 2001. Mr. Hafner joined Orbitz in September 2000 as Vice President, Business Development. Prior to joining Orbitz, Mr. Hafner served as a consultant for the Boston Consulting Group, an international strategic and general management consulting firm, from June 1997 until August 2000 and was a member of the original Orbitz start-up team. Previously, Mr. Hafner worked as a strategy consultant at Marketing Corporation of America, a marketing consulting firm. Mr. Hafner received a B.A. in Economics from Dartmouth College in 1991 and an M.B.A. from the Kellogg School at Northwestern University in 1997.

        Jane M. Denman has served as our Vice President, Human Resources since August 2000. Prior to joining Orbitz, Ms. Denman served as Vice President, Human Resources for Navigation Technologies, a supplier of digital maps for Internet and mobile applications, from June 1999 until August 2000. Previously, Ms. Denman served as Vice President, Human Resources for Whittman-Hart, an IT consulting firm, from March 1998 until May 1999 and held human resource and marketing management positions at Case Corporation, a manufacturer of agricultural and construction equipment, from August 1993 until February 1998, and prior to that, at General Electric, a diversified industrial corporation, and FMC, a diversified manufacturing company. Ms. Denman received a B.S. in Civil Engineering from Purdue University in 1979 and an M.B.A. from the University of Michigan in 1981.

        Gary R. Doernhoefer has served as our Vice President and General Counsel since September 2000 and as our Secretary since January 2001. Prior to joining Orbitz, Mr. Doernhoefer served as American Airlines' Senior Counsel for Government Affairs from July 1998 through August 2000. During his nine-year tenure at American Airlines, he also served in Attorney and Senior Attorney positions from January 1992 until June 1998 representing American Airlines on a number of complex antitrust cases. Previously, Mr. Doernhoefer served as a general law practice litigator for Mayer, Brown and Platt, and Davis, Graham and Stubbs. Mr. Doernhoefer received a B.A. in Political Science and Russian from Grinnell College in 1979 and a J.D. from the University of Chicago in 1984.

        Carol A. Jouzaitis has served as our Vice President, Corporate Communications since July 2000. Prior to joining, Orbitz, Ms. Jouzaitis served as Vice President, Media Relations for KemperLesnik Communications, a public relations agency, from February 1998 until July 2000 where she led the development of the media relations program for Orbitz. Previously, Ms. Jouzaitis spent the majority of her career as a journalist in Washington, D.C. and Chicago where she served as a correspondent for USA Today from September 1997 until February 1998 and as a national correspondent for the Chicago Tribune, a media company, from February 1977 until June 1997. Ms. Jouzaitis received her B.A. in journalism from Northern Illinois University in 1975.

        Eliah M. Kahn has served as our Vice President, Customer Experience since January 2002. Prior to joining Orbitz, Mr. Kahn served as a partner for the CRM practice of Accenture, a management and technology services organization, from June 1998 until January 2002. Previously, Mr. Kahn was Chief Operating Officer for Market USA Inc. from March 1997 until June 1998 and held senior customer service management positions at Prudential Insurance, an insurance company, Marsh & McLennan Companies, a global professional services firm, Cigna Insurance, a financial services firm, and General Electric, a diversified industrial corporation. Mr. Kahn received a B.S. in Business Administration from Indiana University in 1983 and an M.B.A. from the University of Louisville in 1987.

        Kevin P. Malover has served as our Chief Information Officer since September 2000. Mr. Malover joined Orbitz in April 2000 and served in a variety of positions on the Technology team. Prior to joining Orbitz, Mr. Malover held technical management positions at Ameritech, a telecommunications firm, over a 20 year period. His most recent position was Director of Internet Network Operations at Ameritech Interactive Media Services from 1996 until 2000. Mr. Malover received a B.S. in Mathematics and Computer Science from Lawrence Technological University in 1979 and an M.B.A. from Oakland University in 1987.

        Michael D. Sands has served as our Chief Marketing Officer since December 2001. Mr. Sands joined Orbitz in September 2000 as Vice President, Marketing. Prior to joining Orbitz, Mr. Sands served as Vice President, Customer Acquisition Marketing at Giant Step, an e-solutions subsidiary of the Bcom3 Group, from May 2000 until September 2000. Previously, Mr. Sands was Director of Advertising and Sales Promotion for the Oldsmobile Division at General Motors Corporation, an automotive manufacturer, from January 1999 until April 2000 and was Director of Advertising from January 1997 until January 1999, where he managed their $250 million advertising and promotions budget. Mr. Sands also held marketing and advertising positions at Ameritech, a telecommunications firm, and Leo Burnett Co., an advertising agency, where he led the United Air Lines national advertising account. Mr. Sands received a B.S. in Communications from Northwestern University in 1989 and an M.M. from the Kellogg School at Northwestern University in 1995.

        Michael F. Sites has served as our Vice President, Product Marketing since September 2000. Prior to joining Orbitz, Mr. Sites served as Vice President, eCommerce at Sabre, a travel distribution company, from November 1999 until September 2000. During his ten-year tenure with Sabre, Mr. Sites served as Vice President of Global Agency Solutions from July 1998 until November 1999, as well as Manager of Planet Sabre, the first Internet-enabled product for travel agents, from March 1996 until June 1998. Mr. Sites received a B.S. in Mechanical Engineering in 1983 and an M.B.A. in 1990 from Rice University.

        Rick F. Weber has served as our Vice President, Business Travel Services since April 2002. Prior to joining Orbitz, Mr. Weber was a private consultant for a global travel distribution company from December 2001 until February 2002. Previously, Mr. Weber was Vice President, Electronic Commerce and Marketing IT for Swissair and Swissair Group, an international airline, from May 1998 through November 2001. Prior to that, Mr. Weber was Managing Director of Corporate Products for American Airlines, an international airline, from September 1996 until April 1998 and served in a variety of sales and international management positions over a ten-year career at American Airlines. Earlier in his career, he was Director of Marketing for DER Tours, a major German tour operator. He received a B.S. in Business Administration from the University of Virginia in 1980.

Board of Directors

        Christopher D. Bowers has served as a director of Orbitz since November 2001. Mr. Bowers was named Senior Vice President, Marketing, Sales and Reservations of United Air Lines and UAL Corporation in 2002. Mr. Bowers served as Senior Vice President North America of United Air Lines and UAL Corporation from 1998 to 2002, and Senior Vice President International of United Air Lines and UAL Corporation from 1995 to 1998.

        M. Michele Burns has served as a director of Orbitz since September 2000. Ms. Burns was named Executive Vice President and Chief Financial Officer of Delta Air Lines in August 2000. Ms. Burns served as Senior Vice President and Treasurer from February 2000 to August 2000; Vice President and Treasurer from September 1999 to February 2000; and Vice President, Corporate Taxes from January 1999 to September 1999. From 1991 to 1999, Ms. Burns was a partner at Arthur Andersen LLP, a professional services firm. Ms. Burns is also a director of Worldspan, L.P.

        J. Timothy Griffin has served as a director of Orbitz since September 2000. Mr. Griffin has served as Executive Vice President, Marketing and Distribution of Northwest Airlines since January 1999 and was Senior Vice President, Market Planning and Systems from June 1993 to January 1999. Mr. Griffin is also a director of Worldspan, L.P.

        Thomas W. Horton has served as a director of Orbitz since September 2000. Mr. Horton was named Senior Vice President, Finance and Chief Financial Officer of American Airlines and Senior Vice President and Chief Financial Officer of AMR Corporation in January 2000. Mr. Horton was Vice President, Europe of American Airlines from January 1998 to January 2000 and Vice President and Controller of American Airlines from 1994 to 1998.

        Lawrence W. Kellner has served as a director of Orbitz since September 2000. Mr. Kellner was named President of Continental Airlines in May 2001. Mr. Kellner was Executive Vice President and Chief Financial Officer of Continental Airlines from November 1996 to May 2001. Mr. Kellner is also a director of Continental Airlines, ExpressJet Holdings and Belden & Blake Corporation.

Board Composition

        Our board of directors is currently comprised of 11 directors. In addition to the directors named in the table above, William G. Brunger, Vincent F. Caminiti, Michael W. Gunn, Douglas A. Hacker and Adolfo M. Lenza are currently serving as Class B directors. Upon the consummation of this offering, these five directors will resign and we expect our board of directors to comprise nine directors:

  •
  Six directors will be appointed by the holders of Class B common stock, with each series electing one director and the class together electing one additional director, which will be the chief executive officer. In addition to Mr. Katz, these directors will initially consist of Ms. Burns, Mr. Bowers, Mr. Griffin, Mr. Horton and Mr. Kellner.

  •
  Three Class A directors will be appointed by the board of directors, as provided in our bylaws. We expect these appointments to be made within 60 days following the consummation of this offering. Our bylaws provide that such nominees may not be an employee, officer or director of a Founding Airline or its affiliates so long as such airline owns any shares of Class B common stock. These Class A directors will be divided into three classes having staggered three-year terms, with the initial terms being one, two and three years, respectively. Upon the expiration of the term of a Class A director, the person nominated to serve as the director in such class will be elected for a three-year term at the annual meeting of stockholders in the year in which such term expires.

Board Committees

        Our board of directors has an audit committee, a compensation committee and a Class A nominating committee. Our bylaws mandate that the directors elected by each series of Class B common stock, other than the chief executive officer, are entitled to serve on each committee of our board of directors.

        Audit Committee.    The audit committee of our board of directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our independent auditors, including the results and scope of their audit. The audit committee currently consists of Ms. Burns and Messrs. Griffin, Hacker, Horton and Kellner. We plan to appoint the three independent Class A directors to the audit committee and replace the current members within 60 days following the consummation of this offering.

        Compensation Committee.    The compensation committee of our board of directors reviews and recommends to the board the compensation and benefits of all of our executive officers, administers our stock plans and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee is currently comprised of Ms. Burns and Messrs. Griffin, Hacker, Horton and Kellner. Upon the consummation of this offering, the compensation committee will consist of Ms. Burns and Messrs. Bowers, Griffin, Horton and Kellner.

        Class A Nominating Committee.    The Class A nominating committee of our board of directors will select nominees for Class A director positions to be recommended by our board of directors for election as directors and for filling any vacancies in such positions. Our amended and restated bylaws provide that such nominees may not be an employee, officer or director of a Founding Airline or its affiliates so long as such airline owns any shares of Class B common stock. Upon the consummation of this offering, the Class A Nominating Committee will consist of Ms. Burns and Messrs. Bowers, Griffin, Horton and Kellner.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

        Directors currently receive no compensation from us for their services.

Executive Compensation

        The following table sets forth all compensation paid by us relating to the fiscal year ended December 31, 2001 to (i) our Chief Executive Officer; and (ii) the other executive officers whose total annual salary and bonus exceeded $100,000 for the fiscal year ended December 31, 2001. We refer to these executives as the named executive officers elsewhere in this prospectus.

SUMMARY COMPENSATION TABLE

	Annual Compensation					Long-Term Compensation Awards
Name And Principal Position	Salary	Bonus		Other Annual Compensation(1)		Restricted Stock Award(s)		Securities Underlying Options
Jeffrey G. Katz Chairman of the Board of Directors, President and Chief Executive Officer	$500,000	$500,000		$19,301	(2)	250,000	(3)	3,650,000
John J. Park Chief Financial Officer	300,000	150,000		—		43,105	(4)	725,000
Alex D. Zoghlin Chief Technology Officer	300,000	150,000	(5)	—		43,105	(6)	725,000
Daniel S. Hafner Vice President, Marketing and Business Development	185,442	84,600	(7)	—		—		363,000

(1)
Unless otherwise shown, the aggregate amount of perquisites and other personal benefits, securities or property received by the named executive officers was less than either $50,000 or 10.0% of the total annual salary and bonus reported for such named executive officer, whichever is less.

(2)
Amounts reimbursed for the payment of taxes on perquisites and other personal benefits.

(3)
83,335 shares vested on July 12, 2001 and 6,945 shares vest on each of the 23 successive monthly anniversaries of the date of the issuance, with 6,930 shares vesting on the 24th monthly anniversary.

(4)
21,552 restricted shares vested on October 2, 2001 and 21,553 shares are scheduled to vest on October 2, 2002.

(5)
Mr. Zoghlin received $87,000 in cash and $63,000 in the form of 27,156 shares of Class C common stock valued at $2.32 per share on January 15, 2002.

(6)
21,552 restricted shares vested on May 7, 2001 and 21,553 shares vested on January 24, 2002.

(7)
Mr. Hafner received $21,600 in cash and $63,000 in the form of 27,156 shares of Class C common stock valued at $2.32 per share on January 15, 2002.

Option Grants in Last Fiscal Year

        The following table sets forth information regarding stock options we granted during the fiscal year ended December 31, 2001 to the named executive officers.

	Individual Grants
		Percent of Total Options Granted to Employees During the Fiscal Year Ended December 31, 2001 (1)			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted
Name			Exercise Price ($/Share)	Expiration Date
					5%	10%
Jeffrey G. Katz	3,650,000	28.15%	$2.32	3/1/2011	$13,793,480	$21,963,811
John J. Park	725,000	5.59%	2.32	3/1/2011	2,739,801	4,362,675
Alex D. Zoghlin	725,000	5.59%	2.32	3/1/2011	2,739,801	4,362,675
Daniel S. Hafner	363,000	2.80%	2.32	3/1/2011	2,184,346	2,184,346

(1)
The percentage of total options granted is based on an aggregate of 12,968,250 options granted by us during fiscal year 2001 to our employees.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

        The following table sets forth information with respect to options exercised by the named executive officers during the fiscal year ended December 31, 2001 as well as the unexercised options to purchase our common stock granted to the named executive officers and held by them as of December 31, 2001.

			Number of Securities Underlying Unexercised Options at December 31, 2001
					Value of Unexercised In-The-Money Options at December 31, 2001 (1)
Name	Shares Acquired on Exercise	Value Realized
			Vested	Unvested	Vested	Unvested
Jeffrey G. Katz	—	$—	416,666	4,483,334	$—	$—
John J. Park	—	—	166,666	1,058,334	—	—
Alex D. Zoghlin	—	—	166,666	1,058,334	—	—
Daniel S. Hafner	—	—	83,333	529,667	—	—

(1)
There was no public trading market for our common stock as of December 31, 2001. Accordingly, these values have been calculated based on our board of directors' determination of the fair market value of the underlying shares as of December 31, 2001 of $2.32 per share, less the applicable exercise price per share, multiplied by the underlying shares. As a result, there were no in-the-money options as of December 31, 2001.

Employment Contracts and Change of Control Arrangements

  Executive Employment Agreements

        We have entered into an employment agreement with Mr. Katz dated as of July 6, 2000 with a term of three years. The agreement provides for Mr. Katz to receive a base salary of $500,000, subject to increase at the discretion of the board, and to be eligible to receive a target annual performance bonus up to 200% of base salary upon attainment of performance goals determined by the board. The agreement provides for a stock option grant of 250,000 shares upon the completion of this offering at an exercise price per share equal to the fair market value of the Class A common stock on the date of grant. The options will vest as to one-third of the shares each year on the anniversary of the grant date. If his employment extends beyond the three-year term, the agreement may then be terminated by us or Mr. Katz at any time, with or without cause. In the event that Mr. Katz is discharged from Orbitz, for reasons other than for cause, or he resigns because of a constructive termination, then, if Mr. Katz signs a release of claims against Orbitz, Orbitz will pay Mr. Katz severance equal to the greater of (i) base salary for the remainder of the term of the agreement and estimated target bonus he would be expected to have earned for the remainder of his employment term or (ii) 12 months of base salary and estimated target bonus he would be expected to have earned. In the event Mr. Katz is entitled to severance benefits, he will vest in and be entitled to exercise all options previously granted and outstanding as to the same number of shares as would have become vested and exercisable had he remained with Orbitz for an additional six months, and in any event at least two-thirds of the total shares subject to his options shall be vested and exercisable as of the termination date, and a grant of 250,000 restricted shares made to Mr. Katz at commencement of his employment will fully vest. Mr. Katz will also be entitled to continue health care benefits until the end of his severance period, or, if earlier, the date he is no longer eligible to continue his health coverage as required by law. If, upon a change of control as defined in the agreement, Mr. Katz is not offered the position of Chairman and Chief Executive Officer of the combined corporation resulting from such change of control, then his stock grant and all of his options will vest and be exercisable as of the date of such change of control. Under the agreement, during his employment and for 12 months thereafter, Mr. Katz has agreed not to compete with us, solicit or hire any of our, our resellers' or our distributors' employees or solicit any business from any of our customers, users, resellers or distributors on behalf of any of our competitors.

        Thirty days after the completion of this offering, if the average closing price of such Class A common stock is less than $10.00 per share during such thirty day period, Mr. Katz has the right to require us to pay him in cash an amount of up to $2,500,000, depending upon the average closing price of the Class A common stock during such 30-day period. Such payment is guaranteed by our Founding Airlines.

        On October 2, 2000, we entered into an employment agreement with John J. Park, our Chief Financial Officer. Under the agreement, Mr. Park receives an annual salary of $300,000, subject to modification, plus the opportunity for an annual performance-based target bonus of 50% of annual salary. The agreement may be terminated by us or Mr. Park at any time, with or without cause. If Mr. Park is terminated by us without cause or resigns as a result of constructive termination, as defined in the agreement, we will continue to pay his base salary and honor obligations under certain benefits plans as provided in the agreement for a period of six months. We will also pay Mr. Park a prorated amount of the targeted maximum annual bonus and credit him with six months of additional vesting service for purposes of the vesting in unvested options and restrictions on restricted shares held by him as of the date of termination or resignation. If Mr. Park is terminated in connection with a change in control as defined in the agreement, we will continue to pay his base salary for a period of 12 months, pay him an amount equal to the targeted maximum annual bonus, and an amount equal to the pro-rated targeted maximum annual bonus less any portion already paid to him, honor obligations under certain benefits plans as provided in the agreement, and accelerate the vesting of and release of restrictions on 100% of his options and restricted shares. Under the agreement, during his employment and for 12 months thereafter, Mr. Park has agreed not to compete with us, solicit or hire any of our, our affiliates' or our independent contractors' employees or interfere with our relationships with our suppliers, customers or clients.

        On January 1, 2002, we entered into an employment agreement with Alex D. Zoghlin, our Chief Technology Officer. Under the agreement, Mr. Zoghlin receives an annual salary of $300,000, subject to modification, plus the opportunity for an annual performance-based target bonus of 50% of annual salary. The agreement may be terminated by us or Mr. Zoghlin at any time, with or without cause. If Mr. Zoghlin is terminated by us without cause or resigns as a result of constructive termination, as defined in the agreement, we will continue to honor obligations under certain benefits plans as provided in the agreement for a period of six months. We will also credit him with six months of additional vesting service for purposes of unvested options and the release of restrictions on restricted shares held by him as of the date of termination or resignation. If Mr. Zoghlin is terminated in connection with a change in control as defined in the agreement, we will honor obligations under certain benefits plans as provided in the agreement and accelerate the vesting of and release of restrictions on 100% of his options and restricted shares. Under the agreement, during his employment and for six months thereafter, Mr. Zoghlin has agreed not to compete with us, solicit or hire more than three of our, our affiliates' or our independent contractors' employees or interfere with our relationships with our suppliers, customers or clients.

        On August 31, 2000, we entered into an employment agreement with Daniel S. Hafner, our Vice President, Marketing and Business Development. Under the agreement, Mr. Hafner receives an annual salary of $180,000, subject to modification, plus the opportunity for an annual performance-based target bonus of 40% of annual salary. The provisions of Mr. Hafner's employment agreement are substantially the same as those of Mr. Park outlined above.

Stock Plans

  Orbitz, Inc. 2000 Stock Plan

        Our board of directors adopted the 2000 Stock Plan and our stockholders approved the 2000 Plan on June 1, 2000. The 2000 Plan was amended as of June 19, 2001. The 2000 Plan allows us to issue awards of stock options, restricted stock, stock appreciation rights and stock purchase rights. Our employees, directors and consultants are eligible to receive awards under the 2000 Plan. A total of 11,255,622 shares were either granted as restricted stock, stock purchase rights or subject to options under the 2000 Plan. On April 10, 2002, the 2000 Plan was frozen and no further awards will be made under that plan. The 2000 Plan is administered by the compensation committee of our board of directors. The compensation committee administering the 2000 Plan selects the participants who will receive awards and determines the terms and conditions of such awards. Restricted stock is generally subject to a repurchase option in favor of Orbitz, exercisable upon the voluntary or involuntary termination of the employee, director or consultant's service with us for any reason, including death or disability.

        Options and rights granted under the 2000 Plan are generally not transferable by the participant, and each option, stock appreciation right or stock purchase right is exercisable, during the lifetime of the participant, only by such participant. Options granted under the 2000 Plan must generally be exercised within three months of the optionee's termination of employment, or within 12 months after such optionee's termination by death or disability, but in no event later than the expiration of the option term.

        In the event of certain corporate transactions, such as a merger or sale of substantially all of our assets, the 2000 Plan provides that each outstanding option or stock purchase right will be assumed or an equivalent option or right will be substituted for it by the successor corporation or its parent or subsidiary. If the successor corporation does not assume or substitute for the options or rights, the administrator shall provide for the participant to have the right to exercise the option or right, including shares that would not otherwise be vested or exercisable. If the administrator makes an option or right exercisable in full in the event of a merger or sale of assets, the administrator shall notify the participant in writing or electronically that the option shall be fully exercisable for a period of 15 days from such notice, and the option will terminate upon the expiration of such period.

  Orbitz, Inc. 2002 Stock Plan

        The 2002 Stock Plan was adopted by our board of directors and approved by our stockholders on April 10, 2002. The 2002 Plan provides for the grant of stock options, stock purchase rights, stock appreciation rights and restricted stock awards to our employees, directors and consultants. A total of 10,804,378 shares of common stock have been reserved for issuance under the 2002 Plan, plus any shares of restricted stock forfeited or expired unexercised options under the 2000 Plan.

        The compensation committee as the administrator of the 2002 Plan has the power to determine the terms and conditions of the options and rights granted, including the exercise price, the number of shares to be covered by each award, the exercisability thereof and any restrictions regarding the award. Restricted stock is generally subject to a repurchase option in favor of Orbitz, exercisable upon the voluntary or involuntary termination of the employee, director or consultant's service with us for any reason, including death or disability.

        Options and rights granted under the 2002 Plan are generally not transferable by the participant, and each option, stock appreciation right or stock purchase right is exercisable, during the lifetime of the participant, only by such participant. Options granted under the 2002 Plan must generally be exercised within three months of the optionee's termination, or within 12 months after such optionee's termination by death or disability, but in no event later than the expiration of the option term.

        In the event of certain corporate transactions, such as a merger or sale of substantially all of our assets, the 2002 Plan provides that each outstanding option or stock purchase right will be assumed or an equivalent option or right will be substituted for it by the successor corporation or its parent or subsidiary. If the successor corporation does not assume or substitute for the options or rights, the administrator shall provide for the participant to have the right to exercise the option or right, including shares that would not otherwise be vested or exercisable. If the administrator makes an option or right exercisable in full in the event of a merger or sale of assets, the administrator shall notify the participant in writing or electronically that the options shall be fully exercisable for a period of 15 days from such notice, and the options will terminate upon the expiration of such period.

Executive Bonus Plan

        Effective January 1, 2002 we adopted an Executive Bonus Plan. The Bonus Plan is administered by our board of directors or such administration may be delegated to the compensation committee. Only our senior executive officers are eligible to participate in the Bonus Plan, as selected by its administrator.

        Bonuses are determined and paid based upon objectively determinable formulas established by the administrator and relating to one or more of the following corporate business performance criteria: net income, revenues, market share, new customers, earnings per share, return on equity, return on invested capital or asset, customer satisfaction, business percentage mix, gross margins, individual management by objective goals, cash flow, or earnings before any one or more of interest, taxes, depreciation or amortization. The administrator of the Bonus Plan may also, pursuant to its discretion, set additional conditions and terms for payment of bonuses, including the achievement of other financial, strategic or individual goals, which may be objective or subjective, as it deems appropriate. Bonus formulas may be set for performance periods of one, two or three fiscal years.

        The administrator may, in its discretion, reduce the amount of bonus otherwise payable to a participant under the bonus formula. However, the administrator has no discretion to increase the amount of a participant's bonus above the formula amount. In no event will a bonus payable to any participant under the Bonus Plan with respect to any performance period exceed $2,000,000.

        Bonuses may be paid in cash or the equivalent value of our common stock at the time the bonus is awarded. If paid in our common stock, the administrator may impose additional vesting or other similar restrictions on such stock; however, any such vesting restrictions may not exceed a period of four years.

Limitation of Liability and Indemnification of Officers and Directors

        As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions.

        As permitted by the Delaware General Corporation Law, our amended and restated bylaws provide that:

  •
  we may indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

        We intend to enter into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

        Our certificate of incorporation also expressly provides that holders of our Class B common stock and their respective affiliates and related parties, including our directors, may have other business interests and may engage in any other businesses, including businesses similar to ours. Our certificate of incorporation further provides that no holder of Class B common stock or its affiliates or related parties shall have any obligation to present any such business opportunity to us, even if that opportunity is one which we might reasonably be deemed to have pursued. In the case of our directors and officers who are also directors, officers or employees of such holders of Class B common stock or its affiliates or related persons, under our certificate of incorporation, no breach of any fiduciary duty shall arise out of the failure to present us with a business opportunity which was not expressly and solely offered to such person in his or her capacity as our director or officer.

        Under the Amended and Restated Limited Liability Company Agreement of Orbitz, LLC, Orbitz, LLC will indemnify officers and directors against liabilities that arise in connection with the management or conduct of the business and affairs of Orbitz and any activities of any officer or director involving the offering and selling of Orbitz securities, provided that the indemnification will not apply to acts in bad faith, acts not reasonably believed to be in the best interests of Orbitz, LLC, or acts in breach of certain agreements.

        At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Round I Financing

        On March 6, 2000, DUNC, LLC (predecessor to Orbitz, LLC) entered into subscription agreements with each of Continental Airlines, Delta Air Lines, Northwest Airlines and United Air Lines pursuant to which Continental Airlines purchased 4,649,845 Class A Units and 155 Class B Units for an aggregate purchase price of $4,650,000, Delta Air Lines purchased 10,049,665 Class A Units and 335 Class B Units for an aggregate purchase price of $10,050,000, Northwest Airlines purchased 5,249,825 Class A Units and 175 Class B Units for an aggregate purchase price of $5,250,000, and United Air Lines purchased 10,049,665 Class A Units and 335 Class B Units for an aggregate purchase price of $10,050,000.

Round II Financing

        On May 9, 2000, we entered into a series of agreements pursuant to which American Airlines became a member of DUNC, LLC. Pursuant to the terms of an interest purchase agreement between American Airlines and DUNC, LLC, American Airlines purchased 6,363,424 Class A Units and 212.121 Class B Units for an aggregate purchase price of $14,750,000.

Formation of DUNC, Inc. (predecessor to Orbitz, Inc.)

        On May 9, 2000, pursuant to a series of subscription letters between us and our Founding Airlines, we issued 980 shares of Series A Preferred Stock to American Airlines, 717 shares of Series A Preferred Stock to Continental Airlines, 1,545 shares of Series A Preferred Stock to Delta Air Lines, 807 shares of Series A Preferred Stock to Northwest Airlines, and 1,545 shares of Series A Preferred Stock to United Air Lines, in each case for a purchase price of $1.00 per share. In addition, pursuant to an interest purchase agreement between us and DUNC, LLC, we purchased 5,594,406 Class C Units of DUNC, LLC for a purchase price of $5,594.

Round III Financing

        On October 4, 2000, Orbitz, LLC entered into interest purchase agreements with our Founding Airlines pursuant to which American Airlines purchased 3,771,552 Class A Units for an aggregate purchase price of $8,750,000.64, Continental Airlines purchased 2,755,927 Class A Units for an aggregate purchase price of $6,393,750.64, Delta Air Lines purchased 5,956,358 Class A Units for an aggregate purchase price of $13,818,750.56, Northwest Airlines purchased 3,111,530 Class A Units for an aggregate purchase price of $7,218,749.60, and United Air Lines purchased 5,956,358 Class A Units for an aggregate purchase price of $13,818,750.56.

Round IV Financing

        On April 2, 2001, Orbitz, LLC entered into interest purchase agreements with our Founding Airlines pursuant to which American Airlines purchased 9,142,079.671 Class A Units and 122.879 Class B Units for an aggregate purchase price of $21,209,909.92, Continental Airlines purchased 2,755,905.316 Class A Units and 21.591 Class B Units for an aggregate purchase price of $6,393,750.42, Delta Air Lines purchased 3,271,032.671 Class A Units and zero Class B Units for an aggregate purchase price of $7,588,795.80, Northwest Airlines purchased 3,111,505.822 Class A Units and 24.377 Class B Units for an aggregate purchase price of $7,218,750.06, and United Air Lines purchased 3,271,032.671 Class A Units and zero Class B Units for an aggregate purchase price of $7,588,795.80.

June 2001 Transactions

        On June 19, 2001, we entered into stock subscription agreements with our Founding Airlines pursuant to which we issued 4,371 shares of Series A preferred stock to American Airlines, 2,104 shares of Series A preferred stock to Continental Airlines, 3,806 shares of Series A preferred stock to Delta Air Lines, 2,378 shares of Series A preferred stock to Northwest Airlines and 3,806 shares of Series A preferred stock to United Air Lines, in each case for a purchase price of $1.00 per share. In addition, pursuant to an interest purchase agreement between us and Orbitz, LLC, we purchased 16,465,594 Class C Units of Orbitz, LLC for an aggregate purchase price of $16,465.59.

Round V Financing

        On August 10, 2001, Orbitz, LLC entered into interest purchase agreements with American Airlines, Continental Airlines, Northwest Airlines and United NewVentures, Inc. pursuant to which American Airlines purchased 8,282,888.550 Class A Units and 144.007 Class B Units for an aggregate purchase price of $19,216,635.53, Continental Airlines purchased 4,366,229.062 Class A Units and 75.912 Class B Units for an aggregate purchase price of $10,129,827.54, Northwest Airlines purchased 4,929,613.171 Class A Units and 85.707 Class B Units for an aggregate purchase price of $11,436,901.40, and United NewVentures purchased 8,282,888.550 Class A Units and 144.007 Class B Units for an aggregate purchase price of $19,216,635.53.

        Prior to August 10, 2001, United Air Lines notified us that it had transferred its shares of preferred stock in Orbitz, Inc. and membership units in Orbitz, LLC to an affiliate, United NewVentures, Inc., which subsequently in December 2001 changed its name to UAL Loyalty Services, Inc.

        In April 2002, Delta Air Lines transferred its shares of preferred stock in Orbitz, Inc. and membership units in Orbitz, LLC to an affiliate, Omicron Reservations Management, Inc.

2002 Restructuring

        On April 10, 2002, we entered into a restructuring transaction to, among other things, (1) restructure the capitalization of Orbitz, Inc. and Orbitz, LLC to facilitate ownership by our Founding Airlines or their affiliates and future investors in Orbitz, Inc., (2) designate Orbitz, Inc. as the sole manager of Orbitz, LLC and (3) adopt our 2002 Stock Plan. To accomplish this restructuring, CANDU, Inc., wholly owned by our Founding Airlines or their affiliates and formed for the purposes of effecting this restructuring, merged with and into Orbitz, Inc. Pursuant to the Agreement and Plan of Merger: (1) Orbitz, Inc. adopted the form of certificate of incorporation of CANDU, Inc. as its certificate of incorporation and (2) the capitalization of Orbitz, Inc. was restructured to give effect to the current capitalization of CANDU, Inc. Also in connection with the restructuring, Orbitz, Inc. amended and restated its bylaws and adopted the CANDU 2002 Stock Plan as its 2002 Stock Plan, and the limited liability company agreement of Orbitz, LLC was amended, among other things, to designate Orbitz, Inc. as the sole manager.

Exchange of Orbitz, LLC Units for Class B Common Stock

        Pursuant to an agreement among the holders of Class B common stock and us, our Founding Airlines or their affiliates have agreed to contribute all of the membership units held by them to Orbitz, Inc. in exchange for shares of Class B Common Stock, which exchange shall be effective prior to the consummation of this offering. It is intended that such exchange, together with certain related transactions, including this offering, will qualify for tax-free treatment under Section 351 of the Internal Revenue Code of 1986, as amended.

Stockholders Agreement

        Orbitz, Inc. and Orbitz, LLC are parties to an amended and restated stockholders agreement with our Class B common stockholders, who are currently the Founding Airlines. The agreement confers certain rights upon our Class B common stockholders and imposes certain obligations upon them and us, including the following:

  Registration Rights

        After this offering, pursuant to the terms of a stockholders agreement, holders of Class B common stock will be entitled to registration rights with respect to our common stock. Under the terms of the stockholders agreement, these registration rights include the following:

  •
  an unlimited number of piggyback registration rights that require us to register sales of a holder's shares when we undertake a public offering either on our own behalf or on behalf of another stockholder, subject to the discretion of the managing underwriter of the offering to decrease the amount that holders may register;

  •
  one demand registration right per holder (but no more than three aggregate demand registration rights or five aggregate demand registration in the event that we are not eligible to use Form S-3 or equivalent short-form registration within one year of the consummation of this offering) which any holder may exercise no sooner than 180 days after this offering, requiring us to register sales of at least $5 million of such holder's common stock, subject to the discretion of our board of directors to delay the registration once in any 12-month period for up to 45 days if the board determines that the registration would be seriously detrimental to Orbitz; and

  •
  an aggregate of four registrations on Form S-3 or equivalent short-form of registration statement in any 12-month period, which any holder may exercise following the time we first qualify for the use of this form of registration with the SEC, requiring us to register sales of more than $2 million of common stock in the aggregate, subject to the discretion of our board of directors (i) to defer the registration once in any 12-month period for up to 45 days or (ii) to cause to be unusable a shelf registration statement for up to 60 days once in any 12-month period, in each case if the board determines that registration would be seriously detrimental to Orbitz.

        We have agreed to pay all expenses of any registration pursuant to the stockholders agreement, except for underwriters' discounts and commissions and applicable stock transfer taxes. However, we are not required to pay expenses in connection with a registration request made by a holder of Class B common stock if the request is withdrawn, unless there has been a material adverse change in our condition, business or prospects.

        All registration rights provided under the stockholders agreement terminate with respect to any holder of registrable securities at such time as such holder is able to sell all of its registrable securities under Rule 144 during any three-month period.

  Voting Agreements

        The Class B common stockholders have agreed to vote all of the voting securities held by them to elect our chief executive officer as a member of our board of directors.

  Issuance of Securities, Subscription Rights and Transfer Restrictions

        Following the consummation of this offering, under our stockholders agreement if we determine to sell any securities to any Class B common stockholder or any other holder of securities issued such securities prior to this offering, each Class B common stockholder is entitled to receive notice of the terms of the proposed sale and may elect to purchase up to its pro rata share in the proposed sale on comparable terms; provided, this right does not apply to issuances associated with employee plans.

        Following the consummation of this offering under our stockholders agreement, if a Class B common stockholder desires to sell any of our securities to another Class B common stockholder (other than in connection with a registered offering), each Class B common stockholder is entitled to receive notice of the terms of the proposed sale and may elect to purchase up to its pro rata share in the proposed sale on comparable terms.

Restrictions on Relationships with Certain Entities

        Subject to certain limited exceptions, each of our Class B common stockholders has agreed under our stockholders agreement, for so long as it holds a majority of the shares of any series of Class B common stock which has the right to elect a Class B Director, that neither it nor its affiliates will hold or acquire beneficial ownership of any securities of any of Travelocity.com, Expedia.com, Preview Travel or any Internet travel portal venture owned, operated, developed, marketed or under development as of May 9, 2000 by two or more of any of Cendant, Starwood, Six Continents, Marriott (International), Hilton or Hyatt or securities of any of the respective successors of the foregoing entities or venturers or contract to provide such entities or ventures with any technology or services in exchange for securities of these entities or ventures.

Airline Charter Associate Agreements

        In May 2000, we entered into amended and restated airline charter associate agreements with our Founding Airlines that govern each airline's participation in our website. The term of each agreement, as amended, is ten years, although the airline may terminate its agreement upon 30 days' notice to us beginning in July 2007.

        Under each agreement, the airline has agreed to provide us with information regarding its flight schedules, published air fares and seat availability at no charge and with the same frequency and at the same time as this information is provided to the airline's own Internet site, Internet sites operated by its alliance partners or to the airline's internal reservation system. "Published fares" means all fares other than fares filed in a private area to which there is limited access, fares offered through an opaque pricing system, and fares not generally available for purchase by the general public. Each airline has also agreed that to the extent it offers published fares, flight schedules, seat availability, service enhancements, frequent flyer program account information, frequent flyer promotions, functionality or processing of frequent flyer transactions or the sale or redemption of frequent flyer miles to other online travel company websites that are non-opaque in connection with the sale of airline tickets for travel within, between, among or from the U.S., Canada and Mexico, subject to certain limitations, it will offer the same to Orbitz on commercial terms and conditions not less favorable than the most favorable terms and conditions offered by the airline to such other online travel company. We are required to present the information received from the airline on our website in an integrated display that, except in response to a customer request, operates in an unbiased manner based upon service criteria that do not reflect the carrier's identity and that are consistently applied to all carriers and to all markets. The relationship between the charter associate and Orbitz is not exclusive and the charter associate may participate in other Internet websites similar to Orbitz.com.

        In return for the ticket distribution and customer service and support services that we provide to the airline, the airline has agreed to pay us an amount equal to the greater of certain agreed upon transaction fees, which decrease each year, and any higher amount the airline determines to pay. In addition, the airline has agreed to provide certain in-kind marketing support to us in a manner to be agreed upon between the parties, such as references to Orbitz in printed promotional materials and in suppliers' fare sale advertising, free tickets for promotional use and access to discounted Web-only fares and rates. The timing and value of the support provided is to be determined by agreement of the parties and is equal to an amount based on the airline's market share for the first contract year and, for each subsequent contract year, an amount is based on the airline's gross bookings on our website, up to a specified maximum amount. In exchange, we offer our airline charter members lower costs of distribution by agreeing to pay the airlines a portion of the GDS incentive fees we receive from our GDSs.

        73% and 68% of our air supplier transaction fees for the year ended December 31, 2001 and the three months ended March 31, 2002, respectively, were derived from ticket sales with our Founding Airlines.

Development, License and Hosting Agreements

        On September 9, 2001, we entered into a development, license and hosting agreement with American Airlines for the development, hosting and support of the air transportation booking function on American Airlines's website. This booking function works directly with our software using our supplier link technology. American Airlines paid us a total of $677,825 for the initial development services. We may provide additional development services to American Airlines with respect to this software in the future.

        We are currently providing website hosting and support services under the agreement to American Airlines. We have agreed to provide these services for a term of three years, which may be extended by American Airlines for up to two successive one-year renewal terms. In exchange, American Airlines agreed to pay us a fixed hosting and support fee. Under the agreement, we are obligated to provide American Airlines with financial terms that are at least as favorable as the financial terms offered to any other current or prospective customer of ours that engages us for a project that is substantially similar to the engagement contemplated by the agreement.

        We have retained all proprietary rights in software technology developed pursuant to the development, licensing and hosting agreement, except for software that has been designated in advance as American Airlines competitive software, and have granted to American Airlines certain licenses in such software. As a condition to the agreement, we have deposited certain of our software source code and related documentation in escrow with an independent, third-party escrow agent. The escrow agent will release the escrowed materials if we discontinue hosting, maintenance or support of our software, are in material, uncured breach of certain of our obligations under the agreement, or become insolvent, file a petition in bankruptcy, have such a petition filed against us, have a receiver appointed with respect to all or substantially all of our assets, make an assignment for the benefit of creditors, or cease to do business in the ordinary course.

        On March 8, 2002, we entered into a development, license and hosting agreement with Northwest Airlines for the development, hosting and support of the air transportation booking function on Northwest Airlines' website. This agreement is similar to our agreement with American Airlines. Under our agreement with Northwest Airlines, we have agreed to provide hosting and support services for a term of thirty months from the launch date of Northwest Airlines' website, which may be extended by Northwest Airlines for up to three successive one-year renewal terms. In return, Northwest Airlines has agreed to pay us transaction fees based on the number of tickets processed on its website.

Alliance Agreement with Hotwire

        On August 1, 2001, we entered into an alliance agreement with Hotwire, to offer reciprocal co-marketing links between our website and Hotwire.com. American Airlines, Continental Airlines, Northwest Airlines and United Air Lines are among the initial investors of Hotwire, which offers airfares at discounted rates. Under this agreement, Hotwire developed a co-branded version of its website for our users and we developed a co-branded version of Orbitz.com for Hotwire users. Hotwire serves as the exclusive opaque booking engine for us and we serve as the exclusive non-opaque booking engine for Hotwire. As of March 31, 2002, Hotwire paid us $266,407 in referral fees and $2.25 million for advertising on our website. The agreement will terminate on the earlier of one year from the launch date of the co-branded sites or February 1, 2003, and may be renewed for an additional one-year term upon mutual agreement of the parties prior to termination.

Agreements with Worldspan

        On November 1, 2001, we entered into a computer reservations system and related services agreement with Worldspan, a GDS. This agreement amended and restated an agreement we had previously entered into with Worldspan. Worldspan is owned by Delta Air Lines, Northwest Airlines and American Airlines or their respective affiliates. Under this agreement, Worldspan provides Orbitz with access to its system which processes and distributes travel information, such as schedules, fares, availability and pricing, and provides booking capability for air, car rental and lodging reservations. Orbitz agrees to process a majority of its GDS bookings through Worldspan. Orbitz pays Worldspan reimbursement for certain costs and, under certain circumstances, fees for processing the travel transactions. Worldspan pays Orbitz fees for bookings made on our website through the Worldspan system. As of April 30, 2002, Worldspan has paid us $26.9 million in fees. The agreement will terminate on October 31, 2011.

        On November 1, 2001 we entered into an agreement with Worldspan by which Worldspan provides our website with the functionality to compare an old itinerary to a new itinerary and recalculate the new fare. In the third quarter of 2002, we will begin paying Worldspan fees for automated ticket reissues. The agreement will terminate on April 30, 2003.

Loan to Jeffrey G. Katz

        We have an outstanding loan in an amount of $244,200 to Jeffrey G. Katz, our Chairman, President and Chief Executive Officer, evidenced by a promissory note and stock pledge agreement. The loan is secured by a pledge of 250,000 shares of common stock of Orbitz, and is due within ten days following the earlier of (a) the date on which Mr. Katz ceases to be employed by Orbitz for any reason, including a change of control as defined in his employment agreement with Orbitz or (b) the date on which he sells all or any portion of the 250,000 shares pledged. The note accrues interest at a rate equal to the applicable Federal Rate, and is adjusted and compounded semi-annually. As of March 31, 2002, the amount outstanding was $248,897.

Business Plan for Foreign Venture

        On May 23, 2001, we signed an engagement letter with Continental Airlines to develop a business plan for the creation of a business similar to ours in Latin America. Continental Airlines provided partial funding for this effort to help cover our projected expenses, including research, consulting and legal fees.

        On July 30, 2001, we signed a similar engagement letter with American Airlines.

PRINCIPAL STOCKHOLDERS

        The following table presents information concerning the beneficial ownership of the shares of our common stock as of April 15, 2002, by:

  •
  each person we know to be the beneficial owner of 5% of more of our outstanding shares of common stock;
  •
  each of our named executive officers;
  •
  each of our directors; and
  •
  all of our executive officers and directors as a group.

        Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 105,776,643 shares of common stock outstanding as of April 15, 2002 and             shares of common stock outstanding after the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of April 15, 2002, are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is 200 S. Wacker Drive, Suite 1900, Chicago, Illinois 60606.

		Percentage of Shares Beneficially Owned		Percentage of Voting Power
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Prior to the Offering	After the Offering	Prior to the Offering	After the Offering
American Airlines, Inc. 4333 Amon Carter Boulevard Fort Worth, Texas 76155	27,565,785 (1)	26.06%		26.17%
UAL Loyalty Services, Inc. 1200 East Algonquin Road Elk Grove Village, Illinois 60007	27,565,785 (2)	26.06		26.17
Omicron Reservations Management, Inc. 1030 Delta Boulevard Atlanta, Georgia 30320	19,281,141 (3)	18.23		18.30
Northwest Airlines, Inc. 2700 Lone Oak Parkway Eagan, Minnesota 55121	16,405,950 (4)	15.51		15.57
Continental Airlines, Inc. 1600 Smith Street Houston, Texas 77002	14,530,985 (5)	13.74		13.79
Jeffrey G. Katz	1,807,291 (6)	1.83		—
John J. Park	436,333 (7)	*		—
Alex D. Zoghlin	630,156 (8)	*		—
Daniel S. Hafner	223,926 (9)	*		—
Christopher D. Bowers	27,565,785(10)	26.06		26.17
M. Michele Burns	19,281,141(11)	18.23		18.30
J. Timothy Griffin	16,405,950(12)	15.51		15.57
Thomas W. Horton	27,565,785(13)	26.06		26.17
Lawrence W. Kellner	14,530,985(14)	13.74		13.79
All directors and executive officers as a group (9 persons)	108,447,352(15)	99.97		100.00

(Footnotes on following page)

        *    Less than 1%.

(1)
Represents 27,565,785 shares of Series B-AA common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of American Airlines.

(2)
Represents 27,565,785 shares of Series B-UA common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of UAL Loyalty Services, an affiliate of United Air Lines.

(3)
Represents 19,281,141 shares of Series B-DL common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of Omicron Reservations Management, an affiliate of Delta Air Lines.

(4)
Represents 16,405,950 shares of Series B-NW common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of Northwest Airlines.

(5)
Represents 14,530,985 shares of Series B-CO common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the option of Continental Airlines.

(6)
Includes 250,000 restricted shares, of which 145,840 shares have vested and 6,945 shares are scheduled to vest on each of the fourteen successive monthly anniversaries of April 12, 2002, with 6,930 shares vesting on July 12, 2003, and options to acquire 1,557,291 shares of Class A common stock which are exercisable within 60 days of April 15, 2002.

(7)
Includes 43,105 restricted shares, of which 21,552 shares have vested and 21,553 shares are scheduled to vest on October 2, 2002, and options to acquire 393,228 shares of Class A common stock which are exercisable within 60 days of April 15, 2002.

(8)
Includes 70,261 restricted shares, all of which have vested, and options to acquire 559,895 shares of Class A common stock which are exercisable within 60 days of April 15, 2002.

(9)
Includes 27,156 restricted shares, all of which have vested, and options to acquire 196,770 shares of Class A common stock which are exercisable within 60 days of April 15, 2002.

(10)
Represents 27,565,785 shares of Series B-UA common stock held of record by UAL Loyalty Services, Inc. Mr. Bowers serves as Senior Vice President of United Air Lines and UAL Corporation, of which UAL Loyalty Services, Inc. is an affiliate. To the extent Mr. Bowers is deemed to beneficially own these shares as a result of his position as Senior Vice President of United Air Lines and UAL Corporation, Mr. Bowers disclaims beneficial ownership of these shares.

(11)
Represents 19,281,141 shares of Series B-DL common stock held of record by Omicron Reservations Management, Inc. Ms. Burns serves as Executive Vice President and Chief Financial Officer of Delta Air Lines, of which Omicron Reservations Management, Inc. is an affiliate. To the extent Ms. Burns is deemed to beneficially own these shares as a result of her position as Executive Vice President and Chief Financial Officer of Delta Air Lines, Ms. Burns disclaims beneficial ownership of these shares.

(12)
Represents 16,405,950 shares of Series B-NW common stock held of record by Northwest Airlines, Inc. Mr. Griffin serves as Executive Vice President of Northwest Airlines. To the extent Mr. Griffin is deemed to beneficially own these shares as a result of his position as Executive Vice President of Northwest Airlines, Mr. Griffin disclaims beneficial ownership of these shares.

(13)
Represents 27,565,785 shares of Series B-AA common stock held of record by American Airlines, Inc. Mr. Horton serves as Senior Vice President and Chief Financial Officer of American Airlines and AMR Corporation. To the extent Mr. Horton is deemed to beneficially own these shares as a result of his position as Senior Vice President and Chief Financial Officer of American Airlines and AMR Corporation, Mr. Horton disclaims beneficial ownership of these shares.

(14)
Represents 14,530,985 shares of Series B-CO common stock held of record by Continental Airlines, Inc. Mr. Kellner serves as President and a director of Continental Airlines, Inc. To the extent Mr. Kellner is deemed to beneficially own these shares as a result of his position as President and a director of Continental Airlines, Mr. Kellner disclaims beneficial ownership of these shares.

(15)
Includes 390,522 restricted shares, of which 264,809 have vested, with the remaining shares scheduled to vest on or before July 12, 2003, and options to acquire 2,707,184 shares of Class A common stock which are exercisable within 60 days of April 15, 2002.

CORPORATE HISTORY AND RESTRUCTURING

        On February 24, 2000, Orbitz, LLC was formed as a Delaware limited liability company under the name of "DUNC, LLC." Its initial members consisted of Continental Airlines, Delta Air Lines, Northwest Airlines and United Air Lines. On May 9, 2000, American Airlines acquired membership interests in DUNC, LLC. Orbitz, Inc. was originally formed under the name of "DUNC, Inc." and was incorporated in the State of Delaware on May 4, 2000. Pursuant to a series of subscription letters dated May 9, 2000, its initial stockholders consisted of American Airlines, Inc., Continental Airlines, Inc., Delta Air Lines, Inc., Northwest Airlines, Inc. and United Air Lines, Inc. In July 2000, DUNC, LLC and DUNC, Inc. changed their names to "Orbitz, LLC" and "Orbitz, Inc.," respectively.

        On April 10, 2002, we entered into a restructuring transaction to, among other things, (1) restructure the capitalization of Orbitz, Inc. and Orbitz, LLC to facilitate ownership by our Founding Airlines or their affiliates and future investors in Orbitz, Inc., (2) designate Orbitz, Inc. as the sole manager of Orbitz, LLC and (3) adopt our 2002 Stock Plan. To accomplish this restructuring, a new wholly owned entity, CANDU, Inc., was formed by our Founding Airlines or their affiliates. CANDU, Inc. was then merged with and into Orbitz, Inc. and pursuant to the Agreement and Plan of Merger: (1) Orbitz, Inc. adopted the form of certificate of incorporation of CANDU, Inc. as its certificate of incorporation and (2) the capitalization of Orbitz, Inc. was restructured to give effect to the current capitalization of CANDU, Inc. Also in connection with the restructuring, Orbitz, Inc. amended and restated its bylaws and adopted the CANDU 2002 Stock Plan as its 2002 Stock Plan, and the limited liability company agreement of Orbitz, LLC was amended to designate Orbitz, Inc. as the sole manager.

        Prior to the consummation of this offering, pursuant to an agreement among each of the holders of Class B common stock, our Founding Airlines, or their affiliates will contribute all their membership interests in Orbitz, LLC to Orbitz, Inc. in exchange for the same number of shares of Class B common stock of Orbitz, Inc. It is intended that such exchange, together with certain related transactions, including this offering, will qualify for tax-free treatment under Section 351 of the Internal Revenue Code of 1986, as amended. The constituent documents of Orbitz, Inc. and Orbitz, LLC will be amended and restated immediately prior to the consummation of this offering to reflect such exchange. As a result of this transaction, Orbitz, LLC will become a wholly owned subsidiary of Orbitz, Inc.

DESCRIPTION OF CAPITAL STOCK

        The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our certificate of incorporation, amended and restated bylaws and amended and restated stockholders agreement, which are filed as exhibits to the registration statement of which this prospectus is a part.

        Pursuant to our certificate of incorporation, our authorized capital stock consists of 635,000,000 shares, each with a par value of $.001 per share, of which:

  •
  275,000,000 shares are designated as Class A common stock;

  •
  300,000,000 shares are designated as Class B common stock;

  •
  25,000,000 shares are designated as Class C common stock; and

  •
  35,000,000 shares are designated as preferred stock.

        The Class B common stock consists of the following five series:

  •
  60,000,000 shares are designated as Series B-AA common stock;

  •
  60,000,000 shares are designated as Series B-CO common stock;

  •
  60,000,000 shares are designated as Series B-DL common stock;

  •
  60,000,000 shares are designated as Series B-NW common stock; and

  •
  60,000,000 shares are designated as Series B-UA common stock.

        The amended and restated stockholders agreement contains provisions relating to the voting and disposition of certain shares of common stock. See "Certain Relationships and Related Party Transactions—Stockholders Agreement" for a discussion of those provisions.

Common Stock Outstanding at Completion of Offering

        As of the completion of this offering, there will be                          shares of Class A common stock issued and outstanding, 27,565,785 shares of Series B-AA common stock issued and outstanding, 14,530,985 shares of Series B-CO common stock issued and outstanding, 19,281,141 shares of Series B-DL common stock issued and outstanding, 16,405,950 shares of Series B-NW common stock issued and outstanding, 27,565,785 shares of Series B-UA common stock issued and outstanding and no shares of Class C common stock issued and outstanding.

Class A Common Stock

  Voting Rights

        Holders of Class A common stock are entitled to one vote per share. Holders of shares of all classes of common stock will vote as a single class on all matters submitted to a vote of stockholders, including the election of our Class A directors, except as provided in our certificate of incorporation, bylaws or otherwise required by law. Under Delaware law, notwithstanding any contrary provisions in our certificate of incorporation, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve, among other things, a change in the designations, preferences or limitations of the shares of such class of common stock.

  Dividends

        Subject to the preferences, if any, of any series of preferred stock, holders of record of shares of Class A common stock are entitled to receive dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes. No dividends may be declared or paid on any shares of any other class of common stock, unless a dividend, at the same rate per share, is simultaneously declared or paid on each share of Class A common stock. In the case of a stock dividend or distribution, holders of Class A common stock are entitled to receive the same percentage dividend or distribution as holders of each other class of common stock, except that stock dividends and distributions shall be made only in shares of Class A common stock to the holders of Class A common stock.

  Conversion

        The shares of Class A common stock are not convertible into any other class of common stock.

  Liquidation Rights

        Upon liquidation, dissolution or winding-up of Orbitz, the holders of each class of common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and payment of any liquidation preference, if any, in respect of outstanding preferred stock.

  Other Provisions

        None of the holders of Class A common stock is entitled to preemptive or subscription rights. No shares of any other class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the shares of Class A common stock concurrently are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Class B Common Stock

  Voting Rights

        Holders of Class B common stock are entitled to ten votes per share on all matters submitted to a vote of our stockholders. However, each holder of Class B common stock is only entitled to one vote per share on all matters submitted to a vote of the holders of Class B common stock voting separately as a class or voting separately as a series within such class.

  Expiration of Supervoting Rights

        For Each Individual Series of Class B Common Stock.    Upon such time as any holder of Class B common stock together with its affiliates ceases to own 7,264,079 shares of Class B and Class A common stock in the aggregate (as adjusted to give effect to any stock split, stock dividend, reclassification, recapitalization or other similar event), such holder's voting power will be reduced to one vote per share of Class B common stock.

        For All Holders of Class B Common Stock as a Class.    Upon the earlier of such time as (1) the holders of Class B common stock, together with their affiliates, cease to own 15% of our outstanding common stock or (2) either fewer than two series of Class B common stock are entitled to supervoting rights or fewer than two unaffiliated persons who separately possess a majority of the voting power of two or more separate series of Class B common stock are entitled to supervoting rights, then all holders of Class B common stock will have their voting power reduced to one vote per share of Class B common stock.

  Right to Elect and Remove Directors

        Following consummation of this offering, holders of shares of Class B common stock will be entitled to elect and remove six Class B directors, as follows:

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  holders of Series B-AA common stock, voting separately as a series, are entitled to elect and remove without cause one director who must be a senior officer of American Airlines;

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  holders of Series B-CO common stock, voting separately as a series, are entitled to elect and remove without cause one director who must be a senior officer of Continental Airlines;

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  holders of Series B-DL common stock, voting separately as a series, are entitled to elect and remove without cause one director, who must be a senior officer of Delta Air Lines;

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  holders of Series B-NW common stock, voting separately as a series, are entitled to elect and remove without cause one director, who must be a senior officer of Northwest Airlines;

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  holders of Series B-UA common stock, voting separately as a series, are entitled to elect and remove without cause one director, who must be a senior officer of United Air Lines; and

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  holders of Class B common stock, voting together as a single class, are entitled to elect and remove without cause one director, who must be our chief executive officer.

        Upon the consummation of this offering, there will be three Class A directors authorized, whose positions will be filled by the Class A Nominating Committee, not the stockholders. After this offering, holders of shares of all classes of common stock and holders of shares of any preferred stock entitled to vote thereon, voting together as a single class, are entitled to elect these three Class A directors to the board of directors, which board is staggered into three classes, and remove such directors only with cause. Under the stockholders agreement, the holders of Class B common stock agree to vote their stock to elect the Chief Executive Officer of Orbitz, Inc. to the board of directors. The holders of Class B common stock will have the power to control the Class A Nominating Committee because each Class B director will have the right to sit on the Class A Nominating Committee.

  Expiration of Right to Elect Directors

        For Each Individual Series of Class B Common Stock.

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  Upon such time as the holder of any series of Class B common stock, together with its affiliates, ceases to own 7,264,079 shares of Class B and Class A common stock in the aggregate (as adjusted to give effect to any stock split, stock dividend, reclassification, recapitalization or other event), then the right of such series to elect a separate director will be terminated, and any board position filled by such Class B stockholder voting as a series will be immediately terminated and the number of Class A director positions will automatically increase by an amount equal to the number of directors so terminated and filled by the Class A Nominating Committee.

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  At such time as any series of Class B common stock is possessed by two or more holders of Class B common stock who are not affiliates and the holder of the shares of such series of Class B common stock on April 10, 2002 no longer holds a majority of the outstanding shares of such series, then upon such time as fewer than 7,264,079 shares of that series are issued and outstanding (as adjusted to give effect to any stock split, stock dividend, reclassification, recapitalization or other similar event), then the right of such series to elect a separate director will be terminated, and any board position filled by such such series will be immediately terminated and the number of Class A director positions will automatically increase by an amount equal to the number of directors so terminated and filled by the Class A Nominating Committee.

        For All Holders of Class B Common Stock as a Class.

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  Upon the earlier of such time as (1) the holders of Class B common stock, together with their affiliates, cease to own 15% of our outstanding common stock or (2) either fewer than two series of Class B common stock are entitled to supervoting rights or there are less than two unaffiliated persons who separately possess a majority of the voting power of two separate series of Class B common stock entitled to supervoting rights, then the right of each series of Class B common stock to elect separate directors as a series will be terminated, and all board positions filled by Class B stockholders voting as a series will be immediately terminated and the number of Class A director positions will automatically increase by an amount equal to the number of directors so terminated and filled by the Class A Nominating Committee.

        Notwithstanding the expirations of rights set forth above,

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  So long as any holder of any series of Class B common stock, together with its affiliates, owns 5% or more of our outstanding shares, then the holder of shares of such series shall be entitled to elect one director.

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  So long as any series of Class B common stock is possessed by two or more holders of Class B common stock who are not affiliates and any holder of such series of Class B common stock no longer holds, together with their affiliates, a majority of the voting power of such series, and the outstanding shares of such series represent less than 5% of our outstanding common stock, then the rights of such series to elect a separate director will be terminated, and any board position filled by such series will be immediately terminated and the number of Class A director positions will automatically increase by an amount equal to the number of directors so terminated and filled by the Class A Nominating Committee.

        In the event of a transfer of shares of Class B common stock among holders of Class B common stock or a merger of two holders of Class B common stock, then the directorship sunsetting provisions are modified to take into account such events.

  Conversion of Class B Common Stock

        Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock. Shares of Class B common stock automatically convert into shares of Class A common stock, on a one-for-one basis, upon transfer, unless such transfer is: (1) approved by a majority of the disinterested members of the board of directors, (2) made to an affiliate of the transferor, of which the transferor owns a majority of the economic interest, (3) made to another holder of Class B common stock or (4) a bona fide pledge or hypothecation to an institutional investor or a securities firm of national repute. In the event of an intentional and systematic breach by a holder of Class B common stock or its affiliates of certain obligations under its charter associate agreement as determined by the board of directors, the shares of Class B common stock held by such holder and its affiliates automatically convert to shares of Class A common stock, after the expiration of notice and cure periods.

  Dividends

        Holders of Class B common stock will share equally with holders of Class A common stock (based on the number of shares of Class B common stock held) in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of a series of Class B common stock may be paid only as follows:

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  only shares of Series B-AA common stock may be paid to holders of shares of Series B-AA common stock;

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  only shares of Series B-CO common stock may be paid to holders of shares of Series B-CO common stock;

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  only shares of Series B-DL common stock may be paid to holders of shares of Series B-DL common stock;

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  only shares of Series B-NW common stock may be paid to holders of shares of Series B-NW common stock; and

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  only shares of Series B-UA common stock may be paid to holders of shares of Series B-UA common stock.

  Other Special Governance Rights

        At all times during which any series of Class B common stock is entitled to supervoting rights, the approval of two-thirds of the series of Class B common stock then outstanding and entitled to supervoting rights is required: (1) for Orbitz to enter into any transaction involving any sale of control or in which any powers, preferences or special rights of the holders of Class B common stock would be adversely affected, (2) for a sale of all or substantially all of the assets or business of Orbitz or any contract for the lease or license of all or substantially all of the assets or business of Orbitz, (3) for Orbitz to dissolve, declare bankruptcy or take similar actions or (4) to appoint or consent to any manager of Orbitz, LLC other than Orbitz, Inc., provided that any change of control transaction with any person controlled by or under common control of Orbitz requires the approval of all holders of Class B common stock.

        At all times during which shares of any series of Class B common stock are issued and outstanding, the approval of all series of Class B common stock is required: (1) for Orbitz to redeem or repurchase any outstanding class or series of common stock or preferred stock from any holder of either Class B common stock or Class A common Stock, unless all shares of such class or series are then so entitled to be redeemed or repurchased, (2) for Orbitz to amend its bylaws or certificate in a manner that would modify its ability to sell travel products and services other than in an unbiased or non-opaque manner or in a manner that would modify certain rights of the Class B stockholders, (3) for Orbitz to reclassify any class or series of common stock or preferred stock into any series of Class B common stock or (4) for Orbitz to enter into any transaction or a series of related transactions involving any merger, acquisition, consolidation, reorganization or sale, lease or license of all or substantially all of the assets or business of Orbitz to an entity that (or whose affiliates) displays airline fares and other information provided by airlines on a website in other than an unbiased manner, or with Hotwire or priceline.com. Notwithstanding the foregoing, the restrictions on transactions with Hotwire or priceline.com will no longer apply after the earlier of such time as (1) Omicron Reservations Management, Inc. (an affiliate of Delta Air Lines) and its affiliates hold no shares of Class B common stock entitled to supervoting rights or (2) any holder of Class B common stock and its affiliates (other than Omicron Reservations Management, Inc. and any of its affiliates) hold no securities of Hotwire.

  Liquidation Rights

        Upon liquidation, dissolution or winding-up of Orbitz, the holders of each class of common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and payment of any liquidation preference, if any, in respect of outstanding preferred stock.

  Other Provisions

        Pursuant to the stockholders agreement, following the consummation of this offering, if we decide to sell (other than in connection with a registered offering) any securities to any holder of Class B common stock or to any other holder of securities who was issued such securities prior to this offering (other than employees or consultants pursuant to a stock option or other incentive compensation plan), then each holder of Class B common stock is entitled to receive notice of the terms of the proposed sale and may elect to purchase up to its pro rata share in the proposed sale on comparable terms.

        Pursuant to the stockholders agreement, following the consummation of this offering, if a holder of Class B common stock desires to sell any of our securities to another holder of Class B common stock (other than in connection with a registered offering), each holder of Class B common stock is entitled to receive notice of the terms of the proposed sale and may elect to purchase up to its pro rata share in the proposed sale on comparable terms.

        Pursuant to our bylaws, we must take all actions necessary to ensure that the number of airline tickets sold via links to opaque websites and otherwise through referrals from Orbitz to opaque websites in any calendar quarter do not equal or exceed or be projected to equal or exceed 20% of the total airline tickets sold by Orbitz in the same period.

        Other than pursuant to the 2000 Stock Plan and the 2002 Stock Plan, the approval of three-fourths of the board is required before Orbitz may issue any securities. The approval of all holders of Class B common stock is also required to issue securities with voting rights greater than the equivalent of one vote per share of common stock. The issuance of securities to Hotwire and priceline.com, or any person who controls Hotwire or priceline.com, also requires approval of all holders of Class B common stock. Notwithstanding the foregoing, the restrictions on transactions with Hotwire or priceline.com will no longer apply after the earlier of such time as (1) Omicron Reservations Management, Inc. (an affiliate of Delta Air Lines) and its affiliates hold no shares of Class B common stock entitled to supervoting rights or (2) any holder of Class B common stock and its Affiliates (other than Omicron Reservations Management, Inc. and any of its affiliates) hold no securities of Hotwire.

        Our certificate of incorporation also expressly provides that holders of our Class B common stock and their respective affiliates and related parties, including our directors, may have other business interests and may engage in any other businesses, including businesses similar to ours. Our certificate of incorporation further provides that no holder of Class B common stock or its affiliates or related parties shall have any obligation to present any such business opportunity to us, even if that opportunity is one which we might reasonably be deemed to have pursued. In the case of our directors and officers who are also directors, officers or employees of such holders of Class B common stock or its affiliates or related persons, under our certificate of incorporation, no breach of any fiduciary duty shall arise out of the failure to present us with a business opportunity which was not expressly and solely offered to such person in his or her capacity as our director or officer.

        As long as two or more holders of Class B common stock hold supervoting stock and there are at least two unaffiliated persons who separately possess shares of two or more separate series of Class B common stock entitled to supervoting rights, the board of directors may be increased or decreased only by the affirmative vote of the majority of the directors and two-thirds of the Class B directors then in office, and thereafter, by the affirmative vote of two-thirds of the directors then in office.

        Special meetings of the board may only be called by the chief executive officer or two directors appointed by the holders of Class B common stock.

        No shares of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the shares of Class B common stock concurrently are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Class C Common Stock

        Upon the earlier of (1) the consummation of this offering or (2) one day prior to a contribution by the airline investors of their membership units in Orbitz, LLC to Orbitz, Inc. in an exchange that, together with certain related transactions, is intended to qualify as a tax-free exchange pursuant to Section 351 of the Internal Revenue Code of 1986, as amended, each share of Class C common stock will automatically be converted into one share of Class A common stock. The Class C common stock has no vote in any matter, except as required by law.

Preferred Stock

        The board of directors, subject to required stockholder approvals as provided for in the certificate of incorporation, is authorized to issue from time to time up to an aggregate of 35 million shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. We currently have no plans to issue any shares of preferred stock. Any issuance of preferred stock must be approved by three-fourths of our board of directors. In addition, holders of Class B common stock must approve the issuance of any shares of preferred stock which is convertible into or exchangeable for common stock with voting rights greater than the equivalent of one vote per share of common stock.

Options

        As of April 15, 2002, options to purchase a total of 17,129,372 shares of Class A common stock with an exercise price of $2.32 were outstanding, all of which will be subject to 180-day lock-up agreements entered into with the underwriters.

Anti-Takeover Provisions

  Certificate of Incorporation and Bylaw Provisions

        Some provisions of our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. These provisions include:

        Stockholder Action; Special Meeting of Stockholders.    Our certificate of incorporation provides, unless as otherwise provided, that upon and after such time as all holders of Class B common stock are entitled to one vote per share on any matter submitted to a vote to the stockholders of Orbitz, any action required or permitted to be taken by the stockholders of Orbitz must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders. It further provides that special meetings of our stockholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer, a majority of the board of directors or by the holders of a majority of the voting power of the shares of Class B common stock. As a result, stockholders must rely on management or the holders of Class B common stock to call a special meeting or wait until the next annual meeting to hold a vote on extraordinary matters like a significant transaction.

        Advance Notice Requirements for Stockholder Proposals and Class A Director Nominations. Our amended and restated bylaws provide that, after the consummation of this offering, stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as Class A directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to our secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the preceding year's annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or 70 days after such anniversary date, notice by the stockholder must be delivered not earlier than 120 days prior to such annual meeting and not later than the later of 90 days prior to the meeting or the tenth day following the date on which notice of the date of the annual meeting was made public. Our amended and restated bylaws also specify requirements as to the form and content of a stockholders' notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for Class A directors at an annual meeting of stockholders.

        Amendments; Vote Requirements.    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless either a corporation's certificate of incorporation or bylaws require a greater percentage. Our certificate of incorporation provides that at all times during which any series of Class B common stock is entitled to supervoting rights, the approval of each series of Class B common stock is required to amend any provision of the certificate of incorporation relating to the issuance of securities, voting rights of the common stock, conversion rights of the holders of Class B common stock, certain governance rights and freedom of action provisions. In addition, at all times during which any series of Class B common stock is issued and outstanding, the approval of each series of Class B common stock is required to amend any provision of the certificate of incorporation or bylaws (1) that would expand our authority to market and sell travel products in a manner other than an unbiased and non-opaque manner or (2) that would change the rights of holders of Class B common stock to unanimously approve certain corporate actions. Amendments to the certificate of incorporation that would alter or change the powers, preferences or special rights of any series of Class B common stock must also be approved by the holders of the series affected by the amendment, voting as a separate class. Our bylaws also require unanimous approval of the holders of Class B common stock to amend the provisions relating to the ability of stockholders to call special meetings, stockholders entitled to nominate Class B directors, quorum requirements, required approvals and the establishment and composition of the board of director committees.

Registration Rights

        After this offering, pursuant to the terms of a stockholders agreement, holders of Class B common stock will be entitled to registration rights with respect to our common stock. Under the terms of the stockholders agreement, these registration rights include the following:

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  an unlimited number of piggyback registration rights that require us to register sales of a holder's shares when we undertake a public offering either on our own behalf or on behalf of another stockholder, subject to the discretion of the managing underwriter of the offering to decrease the amount that holders may register;

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  one demand registration right per holder (but no more than three aggregate demand registration rights or five aggregate demand registration in the event that we are not eligible to use Form S-3 or equivalent short-form registration within one year of the consummation of this offering) which any holder may exercise no sooner than 180 days after this offering, requiring us to register sales of at least $5 million of such holder's common stock, subject to the discretion of our board of directors to delay the registration once in any 12-month period for up to 45 days if the board determines that the registration would be seriously detrimental to Orbitz; and

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  an aggregate of four registrations on Form S-3 or equivalent short-form of registration statement in any 12-month period, which any holder may exercise following the time we first qualify for the use of this form of registration with the SEC, requiring us to register sales of more than $2 million of common stock in the aggregate, subject to the discretion of our board of directors (i) to defer the registration once in any 12-month period for up to 45 days or (ii) to cause to be unusable a shelf registration statement for up to 60 days once in any 12-month period, in each case if the board determines that registration would be seriously detrimental to Orbitz.

        We have agreed to pay all expenses of any registration pursuant to the stockholders agreement, except for underwriters' discounts and commissions and applicable stock transfer taxes. However, we are not required to pay expenses in connection with a registration request made by a holder of Class B common stock if the request is withdrawn, unless there has been a material adverse change in our condition, business or prospects.

        All registration rights provided under the stockholders agreement terminate with respect to any holder of registrable securities at such time as such holder is able to sell all of its registrable securities under Rule 144 during any three-month period.

        Six months following the consummation of this offering, 105,349,646 shares of Class A common stock issuable upon conversion of the outstanding shares of Class B common stock at each Class B common stock holder's option will have the foregoing registration rights.

Transfer Agent and Registrar

        The transfer agent and registrar for our Class A common stock is            .

Nasdaq National Market Quotation

        We have applied to have our Class A common stock approved for quotation on the Nasdaq National Market under the symbol "ORBZ".

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock.

        Upon the completion of this offering, we will have                          shares of common stock outstanding, which includes the                          shares of Class A common stock sold by us in this offering, and 105,349,646 shares of Class B common stock outstanding.

        Of the outstanding number of shares after this offering,                          shares of our Class A common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below.

Sales of Restricted Shares

        An aggregate of 426,997 shares of our Class A common stock and 105,349,646 shares of our Class B common stock held by our existing stockholders upon completion of this offering will be "restricted securities," as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Taking into account the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

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  shares will be available for immediate sale on the date of this prospectus;

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  shares will be available for sale 180 days after the date of this prospectus, the expiration date for the lock-up agreements, pursuant to Rules 144 and 144(k); and

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  shares will be available for sale one year after the date of this prospectus pursuant to Rule 144.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

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  1.0% of the number of shares of common stock then outstanding, which will equal approximately                          shares immediately after this offering; or

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  the average weekly trading volume of our Class A common stock on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate,"

is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        Securities issued in reliance on Rule 701, such as shares of Class A common stock acquired upon exercise of options granted under our stock plans, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options

        We intend to file registration statements on Form S-8 under the Securities Act to register approximately 21,633,003 shares of Class A common stock issuable under our stock plans. These registration statements are expected to be filed after six months following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates.

Lock-up Agreements

        Notwithstanding the foregoing, Orbitz, Inc. and our directors, officers and stockholders and substantially all of our option holders have agreed with the underwriters, subject to limited exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co.

Registration Rights

        After the consummation of this offering and the expiration of the lock-up period described above, the holders of 105,349,646 shares of our Class B common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act, under the terms of a stockholders agreement between us and the holders of these securities.

        We will bear all registration expenses if these registration rights are exercised, other than underwriting discounts and commissions. These registration rights terminate as to a holder's shares when that holder may sell those shares under Rule 144(k) of the Securities Act.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS

        The following is a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a "U.S. person", as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a "non-U.S. holder." This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial opinions, administrative rulings of the U.S. Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in United States federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the statements made in the following summary, and there can be no assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

        This summary is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset (generally, property held for investment). This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or under United States federal estate or gift tax laws (except as specifically described below). In addition, this summary does not address tax considerations that may be applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

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  banks, insurance companies or other financial institutions;

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  U.S. expatriates;

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  tax-exempt organizations;

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  dealers in securities or currencies;

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  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

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  holders whose "functional currency" is not the United States dollar;

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  persons that will hold common stock as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes; or

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  persons deemed to sell common stock under the constructive sale provisions of the Code.

        In addition, if a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

        For purposes of this discussion, a U.S. person means any one of the following:

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  a citizen or resident of the U.S.;

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  a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) or partnership (including any entity treated as a partnership for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S.;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, the administration of which is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996 and meets certain requirements, has elected to continue to be treated as a U.S. person.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

        If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and any excess will constitute a return of capital that is applied against and reduces your adjusted tax basis in our common stock, and then any remainder will constitute gain on the common stock. Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If the dividend is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder, the dividend will not be subject to any withholding tax (provided certain certification requirements are met, as described below) but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally and, for corporate holders under certain circumstances, the branch profits tax.

        In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor forms as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

        A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. or, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

  •
  the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 or more days in the taxable year of the disposition and certain other requirements are met; or

  •
  our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of (i) the period during which you hold our common stock or (ii) the 5-year period ending on the date you dispose of our common stock.

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is regularly traded on an established securities market, however, such common stock will be treated as United States real property interests only if, in general, a non-U.S. holder holds more than 5 percent of such regularly traded common stock.

        Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding. Gain described in the second bullet point above will be subject to a flat 30% U.S. federal income tax, which may be offset by U.S. source capital losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

U.S. Federal Estate Taxes

        Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

        Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided the required certification that it is not a U.S. person as described above or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

        Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

        Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury (and we and our paying agent do not have actual knowledge, or reason to know, that the holder is a U.S. person) or otherwise establishes an exemption from information reporting and backup withholding.

        Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability if certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining an exemption from, backup withholding under current Treasury regulations.

UNDERWRITING

        Orbitz, Inc., Orbitz, LLC and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. The underwriters are obligated to purchase all of the shares if any of the shares are purchased. Subject to some conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston, Inc., Legg Mason Wood Walker, Incorporated and Thomas Weisel Partners LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse First Boston, Inc.
Legg Mason Wood Walker, Incorporated
Thomas Weisel Partners LLC

Total

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                          shares from Orbitz to cover these sales. They may exercise that option for 30 days. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Orbitz. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Paid by Orbitz	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $         per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

        Orbitz, Inc. and its directors, officers and stockholders and substantially all of its option holders have agreed, subject to limited exceptions, with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This restriction does not apply to any issuances under existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of transfer restrictions.

        Prior to this offering, there has been no public market for Orbitz' Class A common stock. The initial public offering price for the common stock in this offering will be negotiated among Orbitz and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Orbitz' historical performance, estimates of its business potential and its earnings prospects, an assessment of Orbitz, its management and the consideration of the above factors in relation to market valuations of companies in related businesses.

        Orbitz has applied for approval for quotation of the Class A common stock on the Nasdaq National Market under the symbol "ORBZ".

        In connection with the offering, the underwriters may purchase and sell shares of the Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Orbitz in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Class A common stock, and together with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters of this offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by Goldman, Sachs & Co. to underwriters that may make Internet distributions on the same basis as other allocations.

        At Orbitz' request, the underwriters have reserved up to            shares of the Class A common stock for sale at the initial public offering price to directors, officers, employees and friends, through a directed share program. The number of shares of Class A common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

        The underwriters do not expect sales to discretionary accounts to exceed                      of the total number of shares offered.

        Orbitz estimates that the total expenses of the offering, excluding underwriting discounts, will be approximately $     million.

        Orbitz has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

        In the future, certain of the underwriters or their affiliates may provide Orbitz, from time to time, with other financial advisory or commercial or investment banking services, for which they will receive customary fees and commissions.

VALIDITY OF THE SHARES

        The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins, Chicago, Illinois, and for the underwriters by Sullivan & Cromwell, New York, New York.

EXPERTS

        The combined financial statements of Orbitz, Inc. and Orbitz, LLC as of December 31, 2000 and December 31, 2001, and for the period from February 24, 2000 (date of inception) through December 31, 2000, and for the year ended December 31, 2001, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANTS

        The financial statements of Orbitz, Inc. and Orbitz, LLC for the period from inception, February 24, 2000 to December 31, 2000 and for the year ended December 31, 2001 were previously audited by Arthur Andersen LLP, certified public accountants. We made the determination to change accountants to KPMG LLP in connection with our decision to offer shares of our Class A common stock to the public. The decision to change accountants was approved by the board of directors of Orbitz, Inc. Arthur Andersen LLP and we mutually agreed to terminate our relationship on April 12, 2002. Arthur Andersen LLP's report on Orbitz, LLC's financial statements for the period from February 24, 2000 to December 31, 2000 and the fiscal year ended December 31, 2001 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements at any time between us and Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. We have engaged KPMG LLP as Orbitz, Inc.'s and Orbitz, LLC's independent accountants as of April 12, 2002.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contain additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit various information included in the registration statement from this document.

        In addition, upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the public reference room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You may also obtain copies of this information by mail from the public reference room of the SEC, 450 Fifth St., N.W. Room 1024, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1 (800) SEC-0330.

        The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers like us who file electronically with the SEC. The address of that website is http://www.sec.gov.

        We intend to furnish our stockholders with annual reports containing audited financial statements, and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

ORBITZ, INC. and ORBITZ, LLC
Index to Combined Financial Statements

Independent Auditors' Report	F-2
Combined Balance Sheets as of December 31, 2000, 2001 and March 31, 2002 (unaudited)	F-3

Combined Statements of Operations for the period from February 24, 2000 (date of inception) through December 31, 2000, for the year ended December 31, 2001 and for the three months ended March 31, 2001 and 2002 (unaudited)	F-4

Combined Statements of Equity for the period from February 24, 2000 (date of inception) through December 31, 2000, the year ended December 31, 2001 and for the three months ended March 31, 2002 (unaudited)	F-5

Combined Statements of Cash Flows for the period from February 24, 2000 (date of inception) through December 31, 2000, the year ended December 31, 2001 and for the three months ended March 31, 2001 and 2002 (unaudited)	F-6
Notes to Combined Financial Statements	F-7

Independent Auditors' Report

To the Board of Directors of Orbitz, Inc. and
the Manager of Orbitz, LLC:

        We have audited the accompanying combined balance sheets of Orbitz, Inc. and Orbitz, LLC as of December 31, 2000 and 2001, and the related combined statements of operations, equity and cash flows for the period from February 24, 2000 (date of inception) through December 31, 2000, and for the year ended December 31, 2001. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Orbitz, Inc. and Orbitz, LLC as of December 31, 2000 and 2001, and the combined results of their operations and their cash flows for the period from February 24, 2000 (date of inception) through December 31, 2000, and for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                /s/ KPMG LLP

Chicago, Illinois
May 10, 2002

ORBITZ, Inc. and ORBITZ, LLC

Combined Balance Sheets

(In thousands, except share and per share amounts)

	December 31,
			March 31, 2002
	2000	2001
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$41,604	$47,461	$39,125
Restricted investments	2,768	5,097	5,016
Accounts receivable, net of allowance of $17 and $167 as of 2001 and 2002, respectively	—	2,355	4,817
Due from related parties	—	—	594
Prepaid expenses	980	3,001	9,619
Other current assets	14	21	60

Total current assets	45,366	57,935	59,231

Property and equipment, at cost	16,549	34,788	36,671
Less—accumulated depreciation and amortization	(71)	(8,046)	(11,487)

Property and equipment, net	16,478	26,742	25,184

Long-term assets:
Restricted investments	2,592	2,668	1,596
Other assets, net	204	419	390

Total long-term assets	2,796	3,087	1,986

Total assets	$64,640	$87,764	$86,401

Liabilities and Equity
Current liabilities:
Accounts payable	$2,294	$4,581	$7,513
Accrued compensation	14	3,061	1,697
Accrued supplier rebates	—	712	1,028
Due to related parties	—	1,488	—
Accrued expenses	7,914	12,354	13,828
Deferred revenue	200	3,595	8,849

Total current liabilities	10,422	25,791	32,915
Long-term liabilities	320	960	1,120
Equity:
Preferred stock; $.001 par value; 22,059 shares authorized; 5,594, 22,059 and 22,059 shares issued as of 2000, 2001 and 2002, respectively	—	—	—
Common stock; $.001 par value; 22,082,059 shares authorized; 293,105, 336,210 and 426,997 shares issued as of 2000, 2001 and 2002, respectively	—	—	—
Class A units; 105,327,324 units authorized; 57,914,149, 105,327,324, and 105,327,324 units issued as of 2000, 2001 and 2002, respectively	53,782	60,545	51,619
Class B units; 1,830 units authorized; 1,212, 1,830 and 1,830 units issued as of 2000, 2001 and 2002, respectively	1	1	1
Additional paid-in capital	686	802	1,013
Unearned compensation	(571)	(335)	(267)

Total equity	53,898	61,013	52,366

Total liabilities and equity	$64,640	$87,764	$86,401

See accompanying notes to combined financial statements.

ORBITZ, Inc. and ORBITZ, LLC

Combined Statements of Operations

(In thousands)

			Three Months Ended March 31,
	February 24, 2000 (date of inception) through December 31, 2000
		Year Ended December 31, 2001
			2001	2002
			(Unaudited)
Revenues, net:
Air revenues, net	$ —	$37,752	$3	$26,895
Other travel revenues	—	2,557	—	2,474
Other revenues	—	3,094	—	2,798

Total revenues, net	—	43,403	3	32,167
Cost of revenues	—	50,077	5,750	17,674

Gross profit (loss)	—	(6,674)	(5,747)	14,493

Operating expenses:
Sales and marketing	7,204	51,517	4,167	12,907
Technology and development	12,436	31,747	11,486	6,662
General and administrative	22,784	14,588	4,171	3,906
Stock-based compensation	429	976	221	228

Total operating expenses	42,853	98,828	20,045	23,703

Operating loss	(42,853)	(105,502)	(25,792)	(9,210)
Interest income	1,886	2,265	566	284

Net loss	$(40,967)	$(103,237)	$(25,226)	$(8,926)

See accompanying notes to combined financial statements.

ORBITZ, Inc. and ORBITZ, LLC
Combined Statements of Equity
(In thousands, except share amounts)

	Preferred stock		Common stock		Class A		Class B
									Additional paid-in capital	Unearned compensation
	Shares	Amount	Shares	Amount	Units	Amount	Units	Amount			Total
Balance at February 24, 2000	—	$—	—	$—	—	$ —	—	$—	$ —	$ —	$ —
Issuance of preferred stock	5,594	—	—	—	—	—	—	—	6	—	6
Contributions from Founding Airlines	—	—	—	—	57,914,149	94,749	1,212	1	—	—	94,750
Issuance of restricted shares	—	—	293,105	—	—	—	—	—	680	(680)	—
Amortization of unearned compensation	—	—	—	—	—	—	—	—	—	109	109
Net loss	—	—	—	—	—	(40,967)	—	—	—	—	(40,967)

Balance at December 31, 2000	5,594	—	293,105	—	57,914,149	53,782	1,212	1	686	(571)	53,898
Issuance of preferred stock	16,465	—	—	—	—	—	—	—	16	—	16
Contributions from Founding Airlines	—	—	—	—	47,413,175	109,998	618	2	—	—	110,000
Issuance of restricted shares	—	—	43,105	—	—	—	—	—	100	(100)	—
Amortization of unearned compensation	—	—	—	—	—	—	—	—	—	336	336
Net loss	—	—	—	—	—	(103,235)	—	(2)	—	—	(103,237)

Balance at December 31, 2001	22,059	—	336,210	—	105,327,324	60,545	1,830	1	802	(335)	61,013
Issuance of common shares under bonus plan (unaudited)	—	—	90,787	—	—	—	—	—	211	—	211
Amortization of unearned compensation (unaudited)	—	—	—	—	—	—	—	—	—	68	68
Net loss (unaudited)	—	—	—	—	—	(8,926)	—	—	—	—	(8,926)

Balance at March 31, 2002 (unaudited)	22,059	$—	426,997	$—	105,327,324	$51,619	1,830	$1	$1,013	$(267)	$52,366

See accompanying notes to combined financial statements.

ORBITZ, Inc. and ORBITZ, LLC

Combined Statements of Cash Flows

(In thousands)

			Three Months Ended March 31,
	February 24, 2000 (date of inception) through December 31, 2000
		Year Ended December 31, 2001
			2001	2002
			(Unaudited)
Cash flows from operating activities:
Net loss	$(40,967)	$(103,237)	$(25,226)	$(8,926)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	132	8,049	648	3,469
Stock-based compensation	429	976	221	228
Changes in operating assets and liabilities:
Accounts receivable, net of allowance	—	(2,355)	(1)	(2,462)
Prepaid expenses	(980)	(2,021)	(844)	(6,618)
Other current assets	(14)	(7)	(158)	(39)
Other assets, net	(265)	(289)	(49)	1
Accounts payable	2,294	2,287	3,603	2,932
Due to/from related parties	—	1,488	—	(2,082)
Accrued compensation	14	3,047	874	(1,153)
Accrued supplier rebates	—	712	—	316
Accrued expenses	7,914	4,440	6,314	1,474
Deferred revenue	200	3,395	50	5,254

Net cash and cash equivalents used in operating activities	(31,243)	(83,515)	(14,568)	(7,606)

Cash flows from investing activities:
Purchase of property and equipment	(16,549)	(18,239)	(6,961)	(1,883)
Purchases of restricted investments	(5,360)	(6,137)	(2,333)	(40)
Redemptions of restricted investments	—	3,732	—	1,193

Net cash and cash equivalents used in investing activities	(21,909)	(20,644)	(9,294)	(730)

Cash flows from financing activities:
Contributions from Founding Airlines	94,750	110,000	—	—
Issuance of preferred stock	6	16	—	—

Net cash and cash equivalents provided by financing activities	94,756	110,016	—	—

Net change in cash	41,604	5,857	(23,862)	(8,336)
Cash and cash equivalents, beginning of period	—	41,604	41,604	47,461

Cash and cash equivalents, end of period	$41,604	$47,461	$17,742	$39,125

Supplemental disclosures of cash flow information:
Issuance of shares under bonus plan	$ —	$ —	$ —	$211

See accompanying notes to combined financial statements.

ORBITZ, Inc. and ORBITZ, LLC

Notes to Combined Financial Statements

December 31, 2000 and 2001
(amounts and disclosures applicable to March 31, 2001 and 2002 are unaudited)

(1)    Organization and Description of Business

        The accompanying combined financial statements present the combined financial position, results of operations, and cash flows of Orbitz, Inc. and Orbitz, LLC (collectively referred to as "Orbitz" or the "Company").

        Orbitz, LLC is a Delaware limited liability company formed on February 24, 2000. Orbitz, Inc. is a Delaware corporation formed on May 4, 2000. The original investors and founders of Orbitz, LLC and Orbitz, Inc. were Continental Airlines, Delta Air Lines, Northwest Airlines, and United Air Lines. American Airlines joined as an investor of Orbitz, LLC and Orbitz, Inc. on May 4, 2000. Collectively, these five investors are referred to as the "Founding Airlines".

        In February 2001, the Company had a limited launch of its website (Orbitz.com). In June 2001, the Company launched its website to the general public as a full service online site. The Company, through its website, offers customers booking and purchase capability for a broad selection of airlines, hotel and car rental companies, cruise and vacation packages as well as access to travel news and other information of interest to travelers. The Company derives revenue from travel related transactions and sales of advertising on its website. The Company also licenses components of its technology to selected airlines as a platform for their websites.

        The Company has incurred significant losses since inception. The net loss was approximately $40,967,000 and $103,237,000 for the period ended December 31, 2000, and the year ended December 31, 2001, respectively. The Company expects to continue to incur significant costs related to marketplace development, technology, sales and marketing, and administration, at a minimum, through the year ended December 31, 2002.

        The Company plans to achieve cash flow breakeven and profitability through the generation of significant revenue from the operation of its website and through other business activities. The Company has begun to generate significant revenue since the launch of its website. However, significant additional revenue will need to be generated to achieve and maintain profitability. There can be no assurance that the Company will be able to generate sufficient revenues to achieve, sustain or increase profitability.

        If the Company is unable to generate sufficient revenue to achieve profitability, it intends to reduce the planned levels of costs related to marketplace development, technology, sales and marketing, and administration or raise additional funds from outside investors to fund the operations of the Company. There can be no assurance of receiving future investments by outside parties.

(2)    Summary of Significant Accounting Policies and Practices

        Basis of Presentation

        The accompanying financial statements present the combined financial position, results of operations, and cash flows of Orbitz, Inc. and Orbitz, LLC. All significant intercompany transactions and balances have been eliminated in the combination.

        Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to allowances for doubtful accounts, asset lives, reserve for credit card fraud losses, and litigation based on currently available information. Changes in facts and circumstances may result in revised estimates.

        Revenue Recognition

        Orbitz' revenues are primarily derived from air revenues, other travel revenues, and other revenues. Air revenues are derived from supplier transaction fees, consumer service fees and reservation system booking incentives. Supplier transaction fees make up the majority of these revenues. A certain percentage of supplier transaction fees are based upon contractual agreements while the remaining percentage are determined by the individual airlines.

        The Company recognizes supplier transaction fees at the time of the booking of the reservation, net of estimated future cancellations. At December 31, 2001 and March 31, 2002, the Company had recorded estimated liabilities for refundable airline ticket transaction cancellations of $270,000. The estimated liabilities are based on historical cancellation rates, which are provided by our Founding Airlines. The Company recognizes customer service fees when the customer books a reservation. The Company receives booking incentives under access agreements with reservation system providers for travel bookings made through the providers' systems. The level of incentives earned is based on contractual agreements and increases based on the annual volume of bookings achieved by the Company. These incentives are collected monthly, based on estimated annual volumes, but are recognized as revenue at the time of booking based on the applicable contractual rate and volume achieved to date.

        Other travel revenues are derived from supplier transaction fees and reservation system booking incentives relating to lodging, car rental, cruise and vacation reservation services. The Company recognizes supplier transaction fees and reservation system booking incentives on hotel, car, vacation, and cruise reservations either on receipt of commissions or on notification of entitlement by a third party.

        Other revenues are primarily comprised of revenue from advertising, sponsoring links on Orbitz' website and commissions from sales of various third party travel-related products on the website. Advertising revenues are derived primarily from the delivery of impressions on the Company's website. Advertising revenues are recognized either on display of each individual advertisement or ratably over the advertising period, depending on the terms of the advertising contract. Revenues from sponsoring links are recognized upon notification of entitlement from the alliance partner. The Company has received upfront payments from travel-related product vendors which are deferred and recognized over the terms of the respective agreements.

        Revenue Sharing with Suppliers

        The Company is contractually obligated to share with certain of its air and car rental suppliers a percentage of the booking incentives received from the reservation system provider pertaining to that travel supplier. Revenues shared with suppliers are recorded as a component of cost of revenues.

        Shipping and Handling Costs

        Charges for express delivery of tickets totaled approximately $2,040,000 for the year ended December 31, 2001 and $0 and $1,065,000 for the three months ended March 31, 2001 and 2002, respectively, and are included in cost of revenues.

        Financial Instruments

        The carrying amount of the Company's financial instruments, which include cash equivalents, restricted investments, accounts receivable and accounts payable approximates their fair value. The Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

        Property and Equipment

        Property and equipment are stated at cost. Depreciation is computed using the straight-line method at rates adequate to depreciate the cost of applicable assets over their expected useful lives. Repairs and maintenance are charged to expense as incurred. Gains or losses resulting from sales or retirements are recorded as incurred, at which time related costs and accumulated depreciation are removed from the accounts. The estimated useful lives are as follows:

Asset description	Useful life
Computer equipment and software	2-3 years
Furniture and office equipment	5 years
Leasehold improvements	Shorter of life of the lease or asset

        Impairment of Long-Lived Assets

        On an ongoing basis, the Company reviews long-lived assets for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. To date, no such events or changes in circumstances have occurred. If such events or changes in circumstances occur, the Company will recognize an impairment loss if the undiscounted future cash flows expected to be generated by the asset are less than the carrying value of the related asset. The impairment loss would adjust the carrying value of the asset to its fair market value.

        Sales and Marketing

        Sales and marketing costs consist primarily of advertising and promotional expenditures and payroll and related expenses for personnel engaged in sales and marketing activities. Advertising expenditures are expensed as incurred. Internet advertising expenses are recognized based on the terms of the individual agreements, which generally results in recognition based upon the greater of the ratio of the number of impressions delivered to the total number of contracted impressions, or on a straight-line basis over the term of the contract. Advertising expenses for the period ended December 31, 2000, the year ended December 31, 2001, and the three months ended March 31, 2001 and 2002 totaled approximately $4,521,000, $40,176,000, $1,713,000 and $10,359,000, respectively.

        Technology and Development

        The Company capitalizes the cost of computer software developed or obtained for internal use in accordance with Statement of Position ("SOP") No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The Company capitalizes costs incurred in the development of the Company's main website and related applications to be used in connection with the Company's service. The cost of upgrades and enhancements are capitalized when the provisions of SOP No. 98-1 are met. Costs that are considered to be related to research and development activities, are incurred during the preliminary project stage, or are incurred for data conversion activities, training, maintenance and general and administrative or overhead costs are expensed as incurred. The Company capitalized approximately $15,565,000, $13,577,000, $2,316,000 and $890,000 of computer software costs for the period ended December 31, 2000, the year ended December 31, 2001, and the three months ended March 31, 2001 and 2002, respectively.

        Income Taxes

        No provision for federal or state income taxes is recorded, as the primary operations of the Company reside in Orbitz, LLC which is treated as a partnership for tax purposes. All operating losses of the partnership have been allocated to the Founding Airlines, pursuant to the limited liability company agreement. There have been no income or loss generating activities at Orbitz, Inc. since its inception. As a result, the Company has no income tax provision.

        Stock-based Compensation

        The Company accounts for stock-based compensation arrangements with employees in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense is based on the difference, if any, on the measurement date, between the estimated fair value of the Company's stock and the exercise price of options to purchase that stock. The compensation expense is amortized on a straight-line basis over the vesting period of the equity award.

        Start-up Costs

        In accordance with SOP No. 98-5, Reporting on the Costs of Start-up Activities, the Company has expensed all start-up costs, including organizational costs, as incurred.

        Segments

        Management believes that the Company has only one operating segment-online consumer-direct travel distribution.

        Business Risk and Concentrations of Credit Risk

        The Company operates in the online travel industry, which is a new, rapidly evolving and intensely competitive marketplace. Many travel suppliers such as airlines, lodging, car rental companies and cruise operators also offer and distribute travel products, including products from other travel suppliers, directly to the consumer through their own websites.

        A substantial portion of the Company's revenues comes from transaction fees paid by travel suppliers for bookings made through the Company's website. Air revenue from airline ticket transactions represented 87% of total revenues for the year ended December 31, 2001, and 84% for the three months ended March 31, 2002. Air revenue is comprised of 46% transaction fees, 43% booking incentives, and 11% consumer service fees for the year ended December 31, 2001; and air revenue is comprised of 38% transaction fees, 29% booking incentives, and 33% consumer service fees for the three months ended March 31, 2002.

        The Company has contractual agreements ranging from one to ten years with certain of its travel suppliers to pay specific transaction fees for bookings made through the Company's website. The remaining travel suppliers pay commissions to the Company at standard commission rates, which in certain circumstances are zero. If the remaining travel suppliers reduce or eliminate current standard commission rates, the Company's revenues could be significantly reduced.

        The Company is subject to risks and uncertainties, many of which are common to growing technology based companies, including rapid technological change, growth and commercial acceptance of the Internet, potential new regulations affecting internet distribution, dependence on third-party technology, new service introductions, activities of competitors, dependence on key personnel, and limited operating history. The Company is also subject to regulatory risks and uncertainties deriving from its status as a travel company and from its relationships with the Founding Airlines, which compete with each other in the operations of their own businesses, among others.

        The Company's customers are primarily located in the United States and are concentrated in the Internet and travel industry. The Company's accounts receivable are generally unsecured. The Company maintained an allowance for potential doubtful accounts of $17,000 at December 31, 2001, and $167,000 at March 31, 2002, respectively.

        As part of the Company's standard agreement with airlines, much like any other travel company, the Company must pay face value to the air travel provider in the event tickets sold on its website are purchased fraudulently. The Company has implemented various procedures and technologies to mitigate this risk. However, if a significant amount of undetected fraudulent purchases were made through the Company's website, the Company could incur losses relating to the payments due to air travel providers of a material amount.

        Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Boards (FASB) issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. This statement is effective for the Company on January 1, 2003. The Company does not expect the adoption of SFAS No. 143 to have a material effect on its financial position or results of operations.

        Interim Financial Statements

        The combined financial statements as of March 31, 2002 and for the three months ended March 31, 2001 and 2002, respectively, together with financial data and other information for those periods disclosed in these notes to the combined financial statements are unaudited. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for such periods. Results of operations for interim periods are not necessarily indicative of results to be expected for the entire year.

(3)    Restricted Investments

        The Company had approximately $5,360,000, $7,765,000 and $6,612,000 of restricted investments at December 31, 2000, December 31, 2001, and March 31, 2002, respectively. These investments, primarily certificates of deposit, are restricted to secure letters of credit issued by a financial institution for the benefit of the Company. These letters of credit were primarily issued to secure certain operating leases entered into by the Company. Investments restricted for a period greater than one year from the balance sheet date are classified as long-term restricted investments.

(4)    Property and Equipment

        Property and equipment consisted of the following (in thousands):

	December 31, 2000	December 31, 2001	March 31, 2002
Computer equipment and software	$16,281	$30,912	$32,786
Furniture and office equipment	52	1,147	1,156
Leasehold improvements	216	2,729	2,729

	16,549	34,788	36,671
Less—accumulated depreciation and amortization	(71)	(8,046)	(11,487)

Property and equipment, net	$16,478	$26,742	$25,184

        The Company recorded depreciation and amortization expense of $132,000 for the period ended December 31, 2000, $8,049,000 for the year ended December 31, 2001, and $648,000 and $3,469,000 for the three months ended March 31, 2001 and 2002, respectively.

(5)    Accrued Expenses

        Accrued expenses consisted of the following (in thousands):

	December 31, 2000	December 31, 2001	March 31, 2002
Reserve for credit card fraud	$ —	$2,710	$3,960
Accrued marketing expenses	209	3,303	3,041
Accrued customer service expenses	—	2,474	2,030
Accrued other expenses	7,705	3,867	4,797

Total	$7,914	$12,354	$13,828

(6)    401(k) Savings Plan

        The Company has a savings plan ("401(k) Plan") which qualifies as a defined contribution arrangement under Sections 401(a), 401(k) and 501(a) of the Internal Revenue Code. Under the 401(k) Plan, participating employees may defer a percentage (not to exceed 15%) of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. All employees on the payroll of the Company are eligible to participate in the 401(k) Plan.

(7)    Commitments and Contingencies

        The Company has entered into a software license agreement, which commenced on July 1, 2000, and terminates on September 30, 2004. The Company paid $900,000 and $4,000,000 in license fees under this agreement during 2000 and 2001, respectively. The Company has a total remaining license fee obligation of $2,000,000 due in 2003.

        Additionally, the Company has entered into certain outsourcing agreements with companies to provide customer service, ticket fulfillment, and network hosting services. The minimum payments under these arrangements are $1,184,000 in 2002, $1,805,000 in 2003, and $480,000 in 2004.

        The Company has certain contingencies resulting from litigation, government regulation and claims, some of which are incident to the ordinary course of business. Management believes, after considering a number of factors, including (but not limited to) the views of legal counsel and the nature of the contingencies to which the Company is subject, that the ultimate disposition of these contingencies either cannot be determined at the present time or will not materially affect the Company's results of operations or financial position.

(8)    Related Party Transactions

        In return for the ticket distribution and customer service and support services that the Company provides to its Founding Airlines, the Founding Airlines have agreed to pay the Company certain agreed upon transaction fees. For the year ended December 31, 2001, the Company received transaction fee revenues from its Founding Airlines totaling approximately $13,498,000.

        The Company has a computer reservation system and related services agreement with Worldspan, a reservation system provider, owned by Delta Air Lines, Northwest Airlines and American Airlines or their respective affiliates. The reservation system provider pays the Company incentives for bookings made on Orbitz' website through the reservation system. The Company recognized air revenues from the reservation system provider for the year ended December 31, 2001 in the amount of $16,840,000. The related receivables outstanding from the reservation system provider totaled approximately $1,561,000 at December 31, 2001.

        The Founding Airlines provide Orbitz with access to the fares and rates generally available to the public and also provide certain in-kind marketing support to the Company. In return, the Company rebates to the Founding Airlines a portion of the booking incentives received from the reservation system provider. Such rebates amount to $6,067,000 for the year ended December 31, 2001, and are included as a component of cost of revenues in the accompanying combined statement of operations. The related payables outstanding to the Founding Airlines totaled approximately $3,049,000 at December 31, 2001.

        On August 1, 2001, the Company entered into an alliance agreement with Hotwire to offer reciprocal co-marketing links between the Company's website and Hotwire's website. American Airlines, Continental Airlines, Northwest Airlines and United Air Lines are among the initial investors of Hotwire. For the year ended December 31, 2001, the Company recognized other revenues of approximately $1,527,000 from Hotwire, primarily for advertising on the Company's website.

        On September 9, 2001, the Company entered into a development, license and hosting agreement with American Airlines for the development, hosting and support of the air transportation booking function on the American Airlines' website. This development contract is being accounted for using the completed contract method. At December 31, 2001, amounts billed in excess of costs incurred total $157,000 and are classified as a component of deferred revenue in the accompanying combined balance sheet.

        The Company has an outstanding loan to the Chairman, President and Chief Executive Officer of the Company, evidenced by a promissory note and stock pledge agreement. The loan is secured by a pledge of 250,000 shares of common stock of Orbitz. The note accrues interest at a rate equal to the applicable Federal Rate, and is adjusted and compounded semi-annually. As of December 31, 2001, the amount outstanding was $248,897.

(9)    Restructuring

        On April 10, 2002, the Company entered into a restructuring transaction to, among other things, (1) restructure the capitalization of Orbitz, Inc. and Orbitz, LLC to facilitate ownership by the Founding Airlines or their affiliates and future investors in Orbitz, Inc., (2) designate Orbitz, Inc. as the sole manager of Orbitz, LLC and (3) adopt the Company's 2002 Stock Plan. To accomplish this restructuring, CANDU, Inc., wholly owned by the Founding Airlines and formed for the purposes of effecting this restructuring, merged with and into Orbitz, Inc. As a result of this restructuring transaction: (1) Orbitz, Inc. adopted the form of the Certificate of Incorporation of CANDU, Inc. as its Certificate of Incorporation and (2) the capitalization of Orbitz, Inc. was restructured to give effect to the current capitalization of CANDU, Inc. Also in connection with the restructuring, Orbitz, Inc. amended and restated its bylaws and adopted the CANDU 2002 Stock Plan as its 2002 Stock Plan, and the limited liability company agreement of Orbitz, LLC was amended to designate Orbitz, Inc. as the sole manager.

        Orbitz, Inc. is authorized to issue capital stock consisting of 635,000,000 shares, each with a par value of $.001 per share, of which: 35,000,000 shares are designated as preferred stock, 275,000,000 shares are designated as Class A common stock, 300,000,000 shares are designated as Class B common stock, and 25,000,000 shares are designated as Class C common stock. In addition, the Class B common stock consists of the following five series: 60,000,000 shares are designated as Series B-AA common stock, 60,000,0000 shares are designated as Series B-CO common stock, 60,000,000 shares are designated as Series B-DL common stock, 60,000,000 shares are designated as Series B-NW common stock, and 60,000,000 shares are designated as Series B-UA common stock.

        As of the restructuring, there are no shares of preferred stock issued and outstanding, no shares of Class A common stock issued and outstanding, 27,565,785 shares of Series B-AA common stock issued and outstanding, 14,530,985 shares of Series B-CO common stock issued and outstanding, 19,281,141 shares of Series B-DL common stock issued and outstanding, 16,405,950 shares of Series B-NW common stock issued and outstanding, 27,565,785 shares of Series B-UA common stock issued and outstanding, and 426,997 shares of Class C common stock issued and outstanding.

        The board of directors is authorized to issue up to an aggregate of 35 million shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series.

        Holders of Class A common stock are entitled to one vote per share. Holders of shares of all classes of common stock will vote as a single class on all matters submitted to a vote of stockholders, including the election of our Class A directors, except as provided in our certificate of incorporation, bylaws or otherwise required by law.

        Holders of Class B common stock are entitled to ten votes per share on all matters submitted to a vote of our stockholders. However, each holder of Class B common stock is only entitled to one vote per share on all matters submitted to a vote of the holders of Class B common stock voting separately as a class or voting separately as a series within such class. Upon such time as any holder of Class B common stock together with its affiliates ceases to own 7,264,079 shares of Class B and Class A common stock in the aggregate (as adjusted to give effect to any stock split, stock dividend, reclassification, recapitalization or other event), such holder's voting power will be reduced to one vote per share of Class B common stock. Upon the earlier of such time as (1) the holders of Class B common stock, together with their affiliates, cease to own 15% of our outstanding common stock or (2) either fewer than two series of Class B common stock are entitled to supervoting rights or fewer than two unaffiliated persons who separately possess a majority of the voting power of two or more separate series of Class B common stock are entitled to supervoting rights, then all holders of Class B common stock will have their voting power reduced to one vote per share of Class B common stock.

        Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock.

        Upon liquidation, dissolution or the winding-up of Orbitz, Inc., the holders of each class of common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and payment of any liquidation preference.

        Upon the earlier of (1) the consummation of an initial public offering or (2) one day prior to a contribution by the airline investors of their membership units in Orbitz, LLC to Orbitz, Inc. in exchange for common stock of Orbitz, Inc. in an exchange that, together with certain related transactions, is intended to qualify as a tax-free exchange pursuant to Section 351 of the Internal Revenue Code of 1986, as amended, each share of Class C common stock will automatically be converted into one share of Class A common stock. The Class C common stock has no vote in any matter, except as required by law.

        The equity of Orbitz, LLC was not changed as a result of the restructuring transaction and remains as described in note 10.

(10)    Equity Prior to Restructuring

        Orbitz, Inc. was authorized to issue 22,059 shares of $.001 par value preferred stock and 22,082,059 shares of $.001 par value common stock.

        Preferred stock of Orbitz, Inc. was entitled to one vote. The preferred stock was convertible into common stock at the conversion price of $1.00011 per share. In the event of any liquidation, the holders of the preferred stock shall be entitled to receive, prior and in preference to any distribution to the holders of the common stock the amount of $1.00011 per share, plus all declared but unpaid dividends on each share of preferred stock.

        Common stock of Orbitz, Inc. was non-voting and the holders of shares were not entitled to any preemptive right to subscribe to stock of any class. No dividends were permitted to be paid on any common stock of the Company during any fiscal year until dividends in the total amount of $0.10 on the preferred stock have been paid or declared.

        Orbitz, LLC was authorized to issue 105,327,324 units of Class A membership interests and 1,830 units of Class B membership interests.

        Class A units of Orbitz, LLC were nontransferable except with the approval of a majority of disinterested members of the Board of Managers, or to any affiliate of such member so long as such member transferred all of its outstanding Class A interest and concurrently transferred all of its outstanding Class B interests to such affiliate. Class A units were nonvoting.

        Class B units of Orbitz, LLC were nontransferable except with the approval of a majority of disinterested members of the Board of Managers, or to any affiliate of such member so long as such member transferred all of its outstanding Class B interests and concurrently transferred all of its outstanding Class A interests to such affiliate. Class B units were voting and entitled each member to appoint two managers to the Board of Managers.

        In March 2000, a total of 29,999,000 Class A units were issued by Orbitz LLC at a price of $1.00 per unit, and a total of 1,000 Class B units were issued at a price of $1.00 per unit to the original four Founding Airlines.

        During May 2000, a new investor purchased 6,363,424 Class A units of Orbitz LLC at a price of $2.32 per unit, and 212 Class B units at $2.32 per unit. During October 2000, certain Founding Airlines purchased an additional 21,551,725 Class A units at a price of $2.32 per unit.

        During May 2000, Orbitz, Inc. issued 5,594 shares of preferred stock to certain members at $1.00 per share.

        During August and October 2000, Orbitz, Inc. granted 250,000 and 43,105, respectively, restricted shares of common stock to certain officers of the Company. The fair market value of these shares at the date of grant was $2.32 per share.

        During April 2001, certain Founding Airlines purchased 21,551,556 Class A units at a price of $2.32 per unit, and 168 Class B units at $2.32 per unit.

        During May 2001, Orbitz, Inc. granted 43,105 restricted shares of common stock to certain officers of the Company. The fair market value of these shares at the date of grant was $2.32 per unit.

        During June 2001, Orbitz, Inc. issued 16,465 shares of preferred stock to certain Founding Airlines at $1.00 per share.

        During August 2001, certain Founding Airlines purchased 25,861,619 Class A units at a price of $2.32 per unit, and 450 Class B units at $2.32 per unit.

        Profits were first allocated among the Class A members and the Class B members until the aggregate profits allocated were equal to the aggregate losses. Profits were allocated among the Class A members and Class B members in the reverse order of such previous allocations of losses. The profits were then allocated to all members in proportion to their respective percentage interests.

        Losses were allocated among the Class A members and Class B members with positive adjusted capital account balances in proportion to such positive adjusted capital account balances. After all Class A members and Class B members had an adjusted capital account balance of zero, losses were allocated to all Class A members and Class B members in proportion to the total number of units of Class A and Class B interests held by each such member.

(11)    Stock-based Compensation

        Officers and employees of Orbitz, LLC participate in the Orbitz, Inc. stock option plan. Founding Airlines of Orbitz, LLC own Orbitz, Inc. in identical percentages as their investment in Orbitz, LLC. Orbitz, Inc. is a shell-holding company, with no independent operations.

        In May 2000, the Board of Directors of Orbitz, Inc. adopted the 2000 Stock Plan (the "Plan"). The Plan was amended in June 2001, increasing the amount of shares of common stock available for grant to 22,060,000. Under the terms of the Plan, options may be granted to employees, consultants and directors. Typically, options granted to employees vest ratably over three to four years, and generally expire ten years from the date of grant. Shares issued under the Plan may be subject to a right of first refusal, repurchase options, or other conditions and restrictions as determined by the Board of Directors.

        The following table summarizes the Orbitz, Inc. stock option activity:

	Number of shares	Exercise price per share
Outstanding at inception, February 24, 2000	—	$ —
Granted	4,703,500	2.32

Outstanding at December 31, 2000	4,703,500	2.32
Granted	12,968,250	2.32
Canceled	(1,196,042)	2.32

Outstanding at December 31, 2001	16,475,708	2.32
Granted	775,000	2.32
Canceled	(206,336)	2.32

Outstanding at March 31, 2002	17,044,372	$2.32

        At December 31, 2001, 1,874,503 options were exercisable. No options were exercisable at December 31, 2000. The weighted average remaining contractual life is 9.54 years as of December 31, 2000 and 8.98 years as of December 31, 2001. Subsequent to March 31, 2002, the Company granted 115,000 additional stock options, all of which have an exercise price of $2.32 per share.

        During 2000 and 2001, Orbitz, Inc. granted 293,105 and 43,105 shares of restricted common stock, respectively, to certain officers of the Company. The fair market value of these shares at the date of grant was $2.32. These shares vest over a period ranging from nine to thirty-six months. The Company recorded, as a reduction of equity, approximately $680,000 during 2000 and $100,000 during 2001 of unearned compensation relating to the issuance of these shares. The Company recognized approximately $109,000 and $336,000 of compensation expense in 2000 and 2001, respectively, to reflect the vesting of these shares. Stock-based compensation expense presented as a separate line item on the combined statement of operations includes $429,000 and $883,000 of general and administrative expenses for the period from February 24, 2000 (date of inception) through December 31, 2000 and the year ended December 31, 2001, respectively. Stock-based compensation expense also includes $0 and $93,000 of technology and development expenses for the period from February 24, 2000 (date of inception) through December 31, 2000 and the year ended December 31, 2001, respectively.

        We are obligated to pay to the Company's Chairman, President and Chief Executive Officer, in cash an amount calculated by multiplying 250,000 by the difference between $10.00 and the fair market value of the Company's common stock (if less than $10.00) at the earlier of three years from the date of grant or 30 days after an initial public offering of Orbitz, Inc. shares. During 2000 and 2001, the Company recognized $320,000 and $640,000, respectively, of compensation expense related to this agreement which is being recognized over a period of three years.

        Pro forma information is required by SFAS No. 123 as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of options granted was estimated as of the grant date, using the minimum value method. The following assumptions were used for grants in 2000 and 2001, respectively: no dividend yield or expected volatility for either period, expected lives of 5 years, and risk-free interest rates of 5.0% and 5.3%, respectively. Applying these methods results in a weighted average fair value of $0.51 per option in 2000 and $0.53 per option in 2001.

        If the Company recognized employee stock-related compensation expense in accordance with SFAS No. 123, its net loss for the period ended December 31, 2000, and the year ended December 31, 2001, would have been increased as follows:

	December 31, 2000	December 31, 2001
Net loss
As reported	$(40,967)	$(103,237)

Pro forma	$(41,365)	$(105,602)

(12)    Lease Obligations

        The Company has entered into leasing arrangements for office space, computer hardware, and various types of networking equipment. These leases expire at various dates in the future. Total rent expense for the period ended December 31, 2000, and for the year ended December 31, 2001, was approximately $1,528,000 and $9,884,000, respectively.

        As of December 31, 2001, the future minimum lease payments due under noncancelable operating leases are as follows (in thousands):

Year ending December 31:
2002	$9,212
2003	1,644
2004	1,061
2005	1,093
2006	1,126
Thereafter	1,257

Total minimum lease payments	$15,393

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Through and including                  , 2002 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter with respect to an unsold allotment or subscription.

                          Shares

Orbitz, Inc.

Class A Common Stock

Goldman, Sachs & Co.

Credit Suisse First Boston

Legg Mason Wood Walker

Incorporated

Thomas Weisel Partners LLC

Representatives of the Underwriters

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS.

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by the Registrant in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market application fee.

Securities and Exchange Commission registration fee	$11,500
NASD filing fee	13,000
Nasdaq National Market application fee	*
Blue sky qualification fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*

Total	$ *

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 102 of the Delaware General Corporation Law, or DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

        Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in the right of Orbitz—by reason of the fact that the person is or was a director, officer, agent, or employee of Orbitz, or is or was serving at our request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of Orbitz, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of Orbitz as well but only to the extent of defense expenses, including attorneys' fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to Orbitz, unless the court believes that in light of all the circumstances indemnification should apply.

        Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        Our Certificate of Incorporation, attached as Exhibit 3.1 hereto, and Amended and Restated Bylaws, attached as Exhibit 3.2 hereto, provide that we shall indemnify our directors, officers, employees and agents to the maximum extent permitted by the DGCL, including in circumstances in which indemnification is otherwise discretionary under the DGCL. In addition, we intend to enter into separate indemnification agreements, a form of which is attached as Exhibit 10.1 hereto, with our directors and officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service other than liabilities arising from willful misconduct of a culpable nature. We also intend to maintain director and officer liability insurance, if available on reasonable terms. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act.

        Under the Sixth Amended and Restated Limited Liability Company Agreement of Orbitz, LLC, Orbitz, LLC will indemnify officers and directors against liabilities that arise in connection with the management or conduct of the business and affairs of Orbitz and any activities of the officers and directors involving the offering and selling of Orbitz securities, provided that the indemnification will not apply to acts in bad faith or involving intentional misconduct or a knowing violation of the law, acts not reasonably believed to be in the best interests of Orbitz, LLC, or acts in breach of certain agreements.

        The underwriting agreement, a form of which is attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers and directors for certain liabilities, including matters arising under the Securities Act.

Item 15.    Recent Sales of Unregistered Securities.

        (a)    Since our inception, we have issued and sold the following securities without registration under the Securities Act:

        On May 9, 2000, the registrant issued (1) 980 shares of Series A preferred stock, par value $.001 per share ("Series A preferred stock") to American Airlines; (2) 717 shares of Series A preferred stock to Continental Airlines; (3) 1,545 shares of Series A preferred stock to Delta Air Lines; (4) 807 shares of Series A preferred stock to Northwest Airlines; and (5) 1,545 shares of Series A preferred stock to United Air Lines, in each case for a purchase price of $1 per share for an aggregate purchase price of $5,594.

        On May 7, 2001, the registrant issued 43,105 restricted shares of common stock, par value $.001 per share, to Alex D. Zoghlin, of which 21,552 vested on May 7, 2001 and 21,553 vested on January 24, 2002. On January 15, 2002, the registrant issued an additional 27,156 shares of common stock, par value $.001 per share, to Mr. Zoghlin, as a compensation bonus.

        On May 7, 2001, the registrant issued 43,105 restricted shares of common stock, par value $.001 per share, to John J. Park, of which 21,552 shares vested on October 2, 2001 and 21,553 shares are scheduled to vest on October 2, 2002.

        On July 12, 2001, the registrant issued 250,000 restricted shares of common stock, par value $.001 per share, to Jeffrey G. Katz, of which 83,335 shares vested on July 12, 2001 and 6,945 shares vest on each of the 23 successive monthly anniversaries of the date of the issuance, with 6,930 shares vesting on the 24th monthly anniversary.

        On June 19, 2001, the registrant issued (1) 4,371 shares of Series A preferred stock to American Airlines; (2) 2,104 shares of Series A preferred stock to Continental Airlines; (3) 3,806 shares of Series A preferred stock to Delta Air Lines; (4) 2,378 shares of Series A preferred stock to Northwest Airlines; and (5) 3,806 shares of Series A preferred stock to United Air Lines, in each case for a purchase price of $1.00 per share for an aggregate purchase price of $16,465.

        On January 15, 2002, the registrant issued 27,242, 27,156 and 9,233 restricted shares of common stock, par value $.001 per share, to Kevin P. Malover, Daniel S. Hafner and Michael D. Sands, respectively, as a compensation bonus.

        On April 10, 2002, the registrant issued (1) 5,361.509 shares of Series B-AA common stock, par value $.001 per share, to American Airlines; (2) 2,826.257 shares of Series B-CO common stock, par value $.001 per share, to Continental Airlines; (3) 3,750.155 shares of Series B-DL common stock, par value $.001 per share, to Omicron Reservations Management, Inc. ("Omicron"); (4) 3,190.936 shares of Series B-NW common stock, par value $.001 per share, to Northwest Airlines; and (5) 5,361.509 shares of Series B-UA common stock, par value $.001 per share, to UAL Loyalty Services, Inc. ("UAL"). Pursuant to an Agreement and Plan of Merger dated April 10, 2002, by and between the registrant and CANDU, Inc., whereby CANDU, Inc. merged with and into the registrant, all of the foregoing shares were issued by the registrant in exchange on a one-for-one basis for shares of Series B-AA, Series B-CO, Series B-DL, Series B-NW and Series B-UA of CANDU, Inc. held by American Airlines, Continental Airlines, Omicron, Northwest Airlines and UAL, respectively.

        As of April 15, 2002, the registrant had outstanding options to purchase 17,129,372 shares of our Class A common stock, all of which were granted to employees and consultants of the registrant in the past three years.

        The issuances of securities in the transactions described above were deemed exempt from registration under the Securities Act in reliance on Section 4(2), Regulation D or Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through—employment or other relationships, to such information.

        There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.    Exhibits and Financial Statement Schedules.

        (a)    Exhibits.

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Certificate of Incorporation
3.2*	Amended and Restated Bylaws
4.1*	Specimen Common Stock Certificate
4.2*	Amended and Restated Stockholders Agreement, dated as of April 10, 2002
5.1*	Opinion of Latham & Watkins

10.1*	Form of Airline Charter Associate Agreement between Orbitz and each airline charter associate
10.2*	Form of Hotel Charter Associate Agreement between Orbitz and each hotel charter associate
10.3*	Form of Rental Car Charter Associate Agreement between Orbitz and each rental car charter associate
10.4*	Amended and Restated Agreement for CRS Access and Related Services, dated as of November 1, 2001, between Orbitz and Worldspan, L.P.
10.5*	Amended and Restated Software License Agreement, dated as of May 15, 2002, between Orbitz and ITA Software, Inc.
10.6*	Software Maintenance, Data Services and Operations Service Level Agreement, dated as of January 1, 2001, between Orbitz and ITA Software, Inc.
10.7*	Development, License and Hosting Agreement, dated as of September 9, 2001, between Orbitz and American Airlines, Inc.
10.8*	Development, License and Hosting Agreement, dated as of March 8, 2002, between Orbitz and Northwest Airlines, Inc.
10.9*	Agreement, dated as of January 7, 2002, between Orbitz and Pegasus Solutions, Inc.
10.10*	Assignment and Assumption Agreement, dated as of February 8, 2002, by and between Pegasus Solutions, Inc. and Hotel Distribution System, LLC
10.11*	Service Agreement, dated as of April 22, 2002, between Orbitz and Rosenbluth International, Inc. (Up--Stream)
10.12*	Promissory Note and Stock Pledge Agreement, dated as of August 31, 2001, between Orbitz and Jeffrey G. Katz
10.13*	Employment Agreement, dated as of July 6, 2000, between Orbitz and Jeffrey G. Katz
10.14*	Employment Agreement, dated as of October 2, 2000, between Orbitz and John J. Park
10.15*	Employment Agreement, dated as of January 1, 2002, between Orbitz and Alex D. Zoghlin
10.16*	Employment Agreement, dated as of August 31, 2000, between Orbitz and Daniel S. Hafner
10.17*	Restricted Stock Agreement, dated as of July 12, 2001, between Orbitz and Jeffrey G. Katz
10.18*	Restricted Stock Agreement, dated as of May 7, 2001, between Orbitz and John J. Park
10.19*	Restricted Stock Agreement, dated as of May 7, 2001, between Orbitz and Alex D. Zoghlin
10.20*	Orbitz, Inc. 2000 Stock Plan
10.21*	Orbitz, Inc. 2002 Stock Plan
10.22*	Form of Indemnification Agreement between Orbitz and each officer and director
10.23*	Agreement of Lease, dated as of October 1, 2000, and amended as of March 1, 2001, between Orbitz and 200 South Wacker Drive, L.L.C.
16.1	Letter re Change in Certifying Accountant
21.1*	List of Subsidiaries
23.1	Consent of KPMG LLP, independent auditors
23.2*	Consent of Latham & Watkins (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

*
To be filed by amendment.

        (b)    Financial Statement Schedules.

        Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on May 20, 2002.

ORBITZ, INC.
By:	/s/ JEFFREY G. KATZ Jeffrey G. Katz Chairman of the Board of Directors, President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jeffrey G. Katz and John J. Park and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JEFFREY G. KATZ Jeffrey G. Katz	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	May 20, 2002
/s/ JOHN J. PARK John J. Park	Chief Financial Officer (Principal Financial and Accounting Officer)	May 20, 2002
/s/ CHRISTOPHER D. BOWERS Christopher D. Bowers	Director	May 20, 2002
/s/ WILLIAM G. BRUNGER William G. Brunger	Director	May 20, 2002

/s/ M. MICHELE BURNS M. Michele Burns	Director	May 20, 2002
/s/ VINCENT F. CAMINITI Vincent F. Caminiti	Director	May 20, 2002
/s/ J. TIMOTHY GRIFFIN J. Timothy Griffin	Director	May 20, 2002
/s/ MICHAEL W. GUNN Michael W. Gunn	Director	May 20, 2002
/s/ DOUGLAS A. HACKER Douglas A. Hacker	Director	May 20, 2002
/s/ THOMAS W. HORTON Thomas W. Horton	Director	May 20, 2002
/s/ LAWRENCE W. KELLNER Lawrence W. Kellner	Director	May 20, 2002
/s/ ADOLFO M. LENZA Adolfo M. Lenza	Director	May 20, 2002

QuickLinks

PROSPECTUS SUMMARY
Company Information
The Offering
Summary Combined Financial Data
RISK FACTORS
Risks Related To Our Business
Risks Related to Our Industry
Risks Related to This Offering
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SUMMARY COMPENSATION TABLE
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
CORPORATE HISTORY AND RESTRUCTURING
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
VALIDITY OF THE SHARES
EXPERTS
CHANGE IN INDEPENDENT ACCOUNTANTS
WHERE YOU CAN FIND MORE INFORMATION
ORBITZ, INC. and ORBITZ, LLC Index to Combined Financial Statements
Independent Auditors' Report
ORBITZ, Inc. and ORBITZ, LLC Combined Balance Sheets (In thousands, except share and per share amounts)
ORBITZ, Inc. and ORBITZ, LLC Combined Statements of Operations (In thousands)
ORBITZ, Inc. and ORBITZ, LLC Combined Statements of Cash Flows (In thousands)
ORBITZ, Inc. and ORBITZ, LLC Notes to Combined Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS.
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY